March 4, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington D.C. 20549

U.S.A.

Attention:	Ms. Lynn Dicker
Reviewing Accountant

Re:	PSi Technologies Holdings, Inc.
Form 20-F for the Year Ended December 31, 2006
Filed on July 16, 2007
File No. 000-30582

Dear Ms. Dicker:

Set forth below are the responses of PSi Technologies Holdings, Inc. (the “Company”) to the letter comments received from the Staff of the United States Securities and Exchange Commission by facsimile dated November 29, 2007, regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) filed on July 16, 2007. In connection with the following responses, the Company will file an amended Annual Report on Form 20-F to address the comments as indicated below.

The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the Staff’s November 29 letter. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Item 5.	Operating and Financial Review and Prospects, page 37

- Critical Accounting Policies, page 43

- Pension Costs and Other Retirement Benefits, page 45

Comment 1

Please revise your filing to discuss how you determine the significant assumptions utilized to determine the actuarial present value of your projected benefit obligation for your defined pension plan. For instance, please revise this section to explain how you determined the discount factor and why it changed from 10.1% in fiscal 2005 to 6.1% in fiscal 2006.

In response to the Staff’s specific question on the discount rate, the discount rate used represents our estimate (as of the valuation date) of the interest rate at which the retirement benefits could be effectively settled, as provided under FAS 87. For purposes of our valuation, based on the expected remaining working lives of the employees of seven years, management determined the rate of high quality, risk free Philippine government bonds with maturities matching the anticipated benefit payment stream arriving at a rate of 6.1%.

In the Philippines, the yields for long-term government bonds went down during 2006 as demonstrated by the decline in the MART1 index. MART1 is the benchmark rate for pricing Philippine peso-denominated government securities. It is the market where banks provide quotes for various tenders for Philippine government securities. In prior years, the long-term yields were at about 11% - 12%. Towards the end of 2006, yield rates were at the 7% - 8% level and continuously trending lower. On the basis of the foregoing, management reviewed and compared such rates with the rate specifically determined for its benefits payment stream and believes that 6.1% was appropriate for use as discount rate of its retirement benefit liabilities as of December 31, 2006.

The disclosure on page 45 of our Form 20-F will be revised as follows:

Pension Costs and Other Retirement Benefits

The determination of our obligation and cost for retirement benefits is dependent on the selection of certain assumptions determined by the management and used by the actuary in calculating such amounts. Those assumptions are described in Note 17 to the consolidated financial statements, and include, among other things, discount rate, expected rate of return on plan assets and rate of future salary increase. The discount rate is an important assumption that is subject to annual evaluation. In evaluating the discount rate for 2006, management determined the rate of high quality, risk-free Philippine government bonds with maturities matching the anticipated benefit payment steam arriving at a rate of 6.1% in 2006. This rate is significantly lower than the 10.1% used in 2005 due to the comparable yield decline for long-term Philippine government bonds of approximately 4% as indicated by the MART1 benchmark rate for pricing Philippine peso-denominated government securities. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect our retirement obligations. The accrued benefit cost as at December 31, 2006 and 2005 amounted to $3.2 million and $1.0 million, respectively. The Company adopted the recognition and disclosure provisions of the Financial Accounting Standards Board (“FASB”) issued Statement No. 158 (SFAS No. 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity of $1.6 million. SFAS No. 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005 or 2004.

Please see pages 46 and 47 of the attached draft Form 20-F/A for the foregoing revised disclosure.

Item 15.	Controls and Procedures, page 90

Comment 2

We note that you disclosed your conclusions over your “control and procedures over financial reporting” as of the end of the period covered by your report. Please revise your filing to provide your conclusion over “disclosure controls and procedures” in accordance with Item 15(a) of Form 20-F.

Comment 3

Further to the above, we noted that your chief executive officer and chief financial officer have concluded that “[your] controls and procedures over financial reporting were ineffective on certain information to ensure that reports required to be disclosed…under the Exchange Act are recorded, summarized and reported in conformity with accounting standards generally accepted in the U.S., within the time periods specified in SEC rules and forms.” Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are ineffective. Please revise your disclosure to state in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Comment 4

Finally, the language that is currently included after the word “ineffective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise your filing to remove the language or to revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We confirm that our evaluation as of the reporting date was that our disclosure controls and procedures were not effective. We believe that questions 2, 3 and 4 can be resolved by revising our first sentence in item 15(a) to end after the word ineffective.

(a)	Evaluation of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2006, our disclosure controls and procedures were not effective. For a discussion of the reasons and matters on which this conclusion was based, see “Internal Control Over Financial Reporting” below.

Please see page 91 of the attached draft Form 20-F/A for the foregoing revised disclosure.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

Comment 5

The EDGAR version of the audit report on your consolidated financial statements is not signed. Please amend your filing to include a signed audit report. Refer to Instructions to Item 8.A.2 of Form 20-F and Rule 2-02(a) of Regulation S-X.

Although the conformed signature was unintentionally not included in the process of preparing the initial Form 20-F for filing on EDGAR, we received a manually signed copy of the audit report prior to filing our financial statements with the Commission. We will revise our filing to include the signed audit report in compliance with Instructions to Item 8.A.2 of Form 20-F and Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Income, page F-3

Comment 6

We noted from page F-31 that you classify your provision for inventory losses and inventory write-offs as special charges rather than as a reduction of cost of sales. We further note that your classified loss on disposal of obsolete inventories as other income (expense) rather than as a reduction of cost of sales. Please revise your filing to report your provision for inventory losses and write-offs of inventory as a component of cost of sales and tell us or tell us why you believe your current preparation is appropriate.

We will reclassify our presentation of the provision for inventory losses and inventory write-off from special charges to cost of sales for 2006 and 2005 consistent with the SEC Observer’s views expressed in EITF 96-9, “Classification of Inventory Markdowns and Other Costs Associated with a Restructuring.”

We have also revised the discussions throughout our Form 20-F/A, which is affected by the change in our presentation of our provision for inventory losses, inventory write-offs and loss on disposal of obsolete inventories. We attach herewith the marked version of our Form 20-F/A to aid in identification of changes that were made.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Policies, page F-11

- Contingencies, page F-18

Comment 7

We note from page F-42 that you disclose that any direct financial impact of the proposed settlement related to the company’s IPO litigation settlement is expected to be borne by your insurance carrier. It is unclear from your disclosure if you make your SFAS 5 assessments on a net basis or gross basis, before consideration of any possible insurance claims. Please revise your note here and on pages 46 and F-42 to clearly state, if true, that you evaluated your contingencies under SFAS 5 on a gross basis before consideration of any possible insurance claims.

In response to the Staff’s comment, we confirm that we have evaluated contingencies under SFAS 5 on a gross basis before consideration of any possible insurance claims. The class action litigation to which the Company is a party includes over 300 issuers and has been ongoing for almost six years. Due to the size and scope of the litigation and the uncertainties extending over a long period of time, management has assessed the likelihood of loss under this litigation as reasonably possible rather than probable. As such, no provisions for contingencies were recognized in 2006, 2005 or 2004 as disclosed in Note 2 to the financial statements. We will revise our disclosures as follows:

Page 46, Critical Accounting Policies

Contingencies

We are subject to certain legal proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, evaluating the extent of our liabilities under each of the cases on a gross basis, before consideration of any possible insurance claims or settlements. We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Where the loss contingency is considered reasonably possible, the information is disclosed in the notes to the consolidated financial statements.

Please see page 47 of the attached draft Form 20-F/A for the foregoing revised disclosure.

Page F-18, Note 2, Summary of Significant Accounting Policies

Contingencies

The Company is involved in various legal proceedings (see Note 25). The Company develops estimate of the probable costs for the assessment and resolution of these claims based upon an analysis of potential results. The evaluation of any potential liability under each of the cases is conducted on a gross basis, before consideration of any possible insurance claims or settlements. The Company currently does not believe these legal claims will have a material adverse effect on its financial position and results of operations. No provisions for contingencies were recognized in 2006, 2005 or 2004.

Page F-42, Note 24, Contingencies

We will revise the last paragraph in the note as follows:

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) issued an opinion vacating the District Court’s certification of a litigation class in that portion of the case between the Plaintiffs and the underwriter’s defendants. Because the Second Circuit’s opinion was directed to the class certified by the District Court for the Plaintiffs’ litigation against the underwriter defendants, the opinion’s effect on the class certified by the District Court for the Company’s settlement is unclear. On January 5, 2007, Plaintiffs filed a petition for rehearing en banc by the Second Circuit.

As of December 31, 2006, management has assessed that the liability associated with this class action lawsuit is reasonably possible and therefore has made a disclosure on the matter, consistent with the provisions of SFAS 5. Due to inherent uncertainties of litigation and because the settlement approval process is still at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the matter.

On April 6, 2007, the Second Circuit denied plaintiffs petition for a rehearing. In the light of the Second Circuit opinion, we have informed the District Court that this settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit’s mandate.

Please see page F-44, Note 25 of the attached draft Form 20-F/A for the foregoing revised disclosure.

Note 12. Exchangeable Notes, page F-27

Comment 8

We note that you issued $7 million and $4 million in exchangeable notes in 2005 and 2003, respectively, and that these notes contain features whereby the conversion rate is reduced if you do not achieve certain EBITDA limits. Please tell us and revise to explain how you have applied the guidance in SFAS 133 and EITF 00-19 in evaluating whether the conversion features and redemption features of your exchangeable notes represent embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.

In 2005 and 2003, PSi Technologies, Inc. issued $7 million and $4 million, respectively, Exchangeable Senior subordinated note to Merrill Lynch Global Emerging Markets Partners, LLC (“Merrill Lynch”). The proceeds were used to partially finance capital expenditures related to the introduction of the Power QFN Package and the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

With respect to redemption provisions and the Mandatory Issuance of shares as disclosed in Note 13, the Mandatory Issuance Rights provision was a temporary solution to a problem created by Section 62 of the Corporation Code of the Philippines (“Section 62”) which requires the Philippine Securities Exchange Commission (“Philippine SEC”) to confirm the exemption from registration of the issuance of shares under the Notes, if Merrill Lynch decided to convert the Notes into common shares.

Section 62 indicates that if shares are being issued for a note, the Philippine SEC must approve the valuation of the note to ensure that the shares will not be issued for consideration that is less than the par value of the shares.

In order to give Merrill Lynch the ability to exercise its conversion rights before receipt of the Philippine SEC confirmation, the Company and Merrill Lynch agreed to use the Mandatory Issuance Rights as an interim solution. Under the Mandatory Issuance Rights provision, the Company’s subsidiary, PSi Technologies, Inc., will partially settle the Note by paying Merrill Lynch cash equal to the par value of the Exchange Shares. This will give Merrill Lynch the cash it needs to subscribe to the Exchange Shares and allow Merrill Lynch to obtain Exchange Shares for a consideration equal to or more than the par value of the shares. Concurrently, Merrill Lynch will assign the remaining balance under the Note to the Company. Under the agreement, the consummation of the Mandatory Issuance Rights and the redemption of the Notes with cash are simultaneous.

Whether Merrill Lynch decides to exercise its exchange right or its mandatory issuance right under the Notes, the economic result is exactly the same, i.e., the number of PSi Holdings shares that Merrill Lynch will receive, the expected closing date, and the treatment of fractional shares are all the same.

Further, on August 15, 2003, the Philippine SEC issued, without any qualification, the declaration of exemption through Resolution No. 361 confirming the proposed issuance of Exchange Shares under the 2003 Note of 2,721,088 and up to 5,665,720 common shares of stock of PSi Holdings were exempt from the registration requirements of the SRC (“2003 SEC Resolution”). For the Exchange Shares under the 2005 Note, the Philippine SEC issued, without any qualification, the declaration of exemption through Resolution No. 335 dated November 14, 2005 confirming that the proposed issuance of 7,000,000 and up to 12,927,735 common shares of PSi Holdings stocks were exempt from the registration requirements of the SRC (“2005 SEC Resolution”).

Once the required Philippine SEC approvals were obtained through the 2003 SEC Resolution and 2005 SEC Resolution, the mandatory issuance rights became legally inferior to the exchange rights, and while the mandatory issuance rights still exist contractually between the parties, the added requirements in the form of regulatory approvals needed to execute these rights makes them unlikely to be exercised. Accordingly, the mandatory issuance rights were deemed not to have an impact on the accounting for this transaction.

With respect to the other provisions of the contract, we have considered EITF 00-19 in our evaluation of the terms of our 2003 and 2005 Exchangeable Notes and concluded the embedded equity options of the 2003 and 2005 Exchangeable Note would be classified under stockholders’ equity if they were a freestanding derivative, and they are therefore excluded from the scope of FAS 133.

An analysis of the applicability of paragraphs 12 to 32 of EITF 00-19 to the Company’s exchangeable notes follows. Given the similarity between the terms of the notes, the evaluation provided covers both the 2005 and 2003 notes unless otherwise specified:

1.	The contract includes any provision that could require net-cash settlement (EITF 00-19 Paragraph 12-13)

The contract specifically requires the delivery of shares.

2.	The contract permits the company to settle in unregistered shares. (EITF 00-19 Paragraph 14-18)

The contract contains a Registration Right Agreement (RRA), which indicates the holder of the Notes can exercise demand registration rights at any time in respect of any unregistered shares received from PSi Technologies, Inc. However, the Company does not have an obligation to register the resale of the Registrable Securities, but instead, has an obligation to use its “best efforts” to effect such registration. In case the registration does not become effective, or effectiveness is delayed, the Company is considered to have satisfied its obligations under the terms of the Notes. Given that only best efforts are required, the ability to settle the contract in unregistered shares is in the control of the Company.

3.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (EITF 00-19 paragraph 19)

The maximum number of shares to be issued under the Exchangeable Notes is 5,304,406 (including the effect of dilution from the issuance of the 2005 Note of 361,314 shares) for the 2003 Note and 12,927,735 for the 2005 Note (see discussion in item 4. below). The Company has sufficient authorized and unissued shares available to settle the Notes at all of the relevant assessment dates. As of the initial assessment, authorized and unissued shares in excess of those needed to settle the 2003 Notes were 17,522,504 shares in 2003 and excess authorized and unissued shares of 4,548,920 shares existed in 2005, considering both the 2003 and 2005 Notes. For the annual assessment at December 31, 2006, an excess of 4,547,920 authorized and unissued shares existed above what would be needed to settle the Notes.

The 2003 and 2005 Exchange Agreements provide for anti-dilution adjustments. The anti-dilution provision in the 2003 Exchangeable Note was triggered by the issuance of the 2005 Exchangeable Note, where the exchange price was less that the fair market value of our shares at the time of issuance of such Note. The foregoing calculation considers the anti-dilution provision.

4.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (EITF 00-19 paragraph 20-24)

Based on the 2005 agreement, the conversion price per share of Common Stock is initially equal to $1.00. This shall be reduced to $0.90 or $0.80 depending on the EBITDA criteria in the Note. With respect to the 2003 Note, the conversion price per share of Common Stock is initially equal to $1.47. This shall be reduced to $1.29 or $1.15 depending on the EBITDA criteria in the Note.

Based on the foregoing, the fixed maximum number of Common Shares for conversion is determinable and is lower than the number of authorized and unissued shares. As noted in response to No. 3 above, the maximum number of shares to be issued under the Exchangeable Notes is 5,304,406 (including the effect of dilution from the issuance of the 2005 Note of 361,314 shares) for the 2003 Note and 12,927,735 for the 2005 Note.

5.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. (EITF 00-19 paragraph 25)

No cash payments are required under the contract for failure to make timely filings with the SEC.

6.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). (EITF 00-19 paragraph 26)

The Notes do not have any provisions requiring the Company to reimburse the counterparty for any losses it incurs or transfer to the Company any gains that Merrill Lynch recognizes on subsequent sale of the underlying shares.

7.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (EITF 00-19 paragraph 27-28)

The Notes do not require net-cash settlement.

8.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (EITF 00-19 paragraph 29-31)

The contract does not give the counterparty any rights that would rank higher than the common shareholders.

9.	There is no requirement in the contract to post collateral at any point or for any reason. (EITF 00-19 paragraph 32)

The Notes do not have any provisions relating to collateral requirement.

Based on the criteria above, it is our belief that the embedded equity option of the US$7 million Exchangeable Note issued in 2005 and the US$4 million Exchangeable Note issued in 2003 would be classified in stockholders’ equity if they were a freestanding derivative, and are therefore excluded from the scope of FAS 133.

Note 19. Discontinued Operations, page F-39

Comment 9

We note that you reported the operations of PSi Chengdu, an assembly and test service facility, as discontinued operations for all reporting periods presented since your management decided to close the facility on April 5, 2006. We further note that PSi Chengdu ceased operations on April 30, 2006 and that you are in the process of completing the requirements for liquidation and dissolution as of July 13, 2007. Please provide to us your analysis of whether the operations of PSi Chengdu are a component of your entity, which qualifies for reporting as discontinued operations under paragraph 42 and Examples 12 -15 of SFAS 144.

Our operation in Chengdu, China was established as a separate legal entity to be an independent assembly and test unit servicing one customer, Electronics Devices Limited-Philips Semiconductors. The Chengdu operation had a separate management team and accounting system, enabling cash flows to be managed separately for this location. When PSi management decided to discontinue operations in Chengdu, such decision was independent of operations in the Philippines.

In our application of the provisions of SFAS 144, “Accounting for Impairment or Disposal of Long-lived Assets”, we considered the following criteria provided in paragraph 42:

1.	The disposal group must qualify as a component of an entity.

2.	Both of the following conditions are met:

a)	The operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity in the disposal transaction, and

b)	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

For our Chengdu operation, consistent with the guidelines of SFAS 144, our legal entity is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of PSi. PSi Chengdu experienced losses since its incorporation. In addition, as a result of the changes in the plans of the Chengdu Hi-Tech Zone Authority and the order for PSi Chengdu to relocate to another zone, PSi management decided to exit the assembly and test business in China and sell its plant equipment. In doing so, the operations and cash flow in PSi Chengdu were eliminated from the ongoing operations of PSi Technologies Holdings, Inc., satisfying criteria (a) of paragraph 42 of FAS 144. In addition, since the operations were shut down, the parent company has not had any continuing involvement in the operations of PSi Chengdu except with respect to the dissolutions activities, satisfying criteria (b). As such, it is our belief that we have met the conditions for reporting PSi Chengdu as discontinued operations, consistent with the guidelines of SFAS 144.

While PSi Chengdu ceased operations on April 30, 2006, the legal process of liquidation and dissolution in China is a time consuming process. Accordingly, as of January 7, 2008 we have not yet fully completed our legal dissolution. However, PSi Chengdu has not operated since April 30, 2006. We expect to incur an additional but insignificant amount of loss related to the closing procedures of our discontinued operations in 2007, which we estimate to be about $90 thousand. Such amount related to the salary of one remaining employee based in Chengdu who is assisting in the dissolution process, professional fees of our retained legal counsel in China and the certified customs broker, and other expenses

Note 23. Computation of Loss Per Share, page F-42

Comment 10

Please revise to disclose the number of potentially dilutive Exchangeable Notes and stock options, which were excluded from the computation of earnings per share in accordance with paragraph 40 of SFAS 128.

We will revise our disclosure to include the number of potentially dilutive shares from the conversion of Exchangeable Notes and exercise of stock options.

In response to the question of the Staff, we have 13,289,525 shares and 15,322,454 shares of potentially dilutive shares from the conversion of Exchangeable Notes and the exercise of stock options, respectively.

Please see page F-43, Note 24 of the attached draft Form 20-F/A for the foregoing revised disclosure.

* * * * *

In connection with the responses indicated above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense against any proceedings initiated by the Commission or any person under the Federal Securities Law of the United States of America.

We are also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with the review of our filing or in response to the staff’s comments to our filing.

Should you have any additional questions and/or need additional information, please contact me at +632 838 4489 or our counsel Prakash H. Mehta at Akin Gump Strauss Hauer & Feld LLP at +1 202 887 4248.

Very truly yours,

/s/ Hilarion V. Cajucom, Jr.
HILARION V. CAJUCOM, JR
Chief Finance Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-11528

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

REPUBLIC OF THE PHILIPPINES

(Jurisdiction of incorporation or organization)

FTI Special Economic Zone,

Electronics Avenue,

Taguig City, 1604, Philippines

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

American Depository Shares (as evidenced by American Depository Receipts) each representing one common share of nominal value PHP 1 2/3 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange

Act of 1934:

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2006, the close of the period covered by the annual report:

Common shares of nominal value PHP 1 2/3 per share.	13,289,525

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

EXPLANATORY NOTE

We are filing this amendment to our Annual Report on Form 20-F to restate our consolidated statements of income and update the notes to the consolidated financial statements for the years ended December 31, 2006 and 2005 to reflect the following changes in the financial statements related to (1) correction of provision for inventory losses and inventory write-offs that should be presented as cost of sales but were incorrectly presented as special charges for the years ended December 31, 2006 and 2005, (2) correction of loss on disposal of obsolete inventories that should be presented as cost of sales but were incorrectly presented as other income (expense) for the years ended December 31, 2006, (3) disclosure of the number of potentially dilutive shares in accordance with paragraph 40 of SFAS 128, “Earnings per Share”, (4) inclusion of the signed audit report in compliance with Instructions to Item 8.A.2 of Form 20-F and Rule 2-02(a) of Regulations S-X ; as well as changes related to our management discussion and analysis on (a) disclosure on the determination of the discount rate used to determine the actuarial present value of the projected benefit obligation, and (b) disclosure to clearly state that the contingencies were evaluated under Statement of Financial Accounting Standards No. 5 (SFAS 5), “Accounting for Contingencies” on gross basis before consideration of any possible insurance claims.

We reclassified provision for inventory losses and write-offs of inventories from special charges, and loss on disposal of inventories from other income (expenses) to cost of sales to be consistent with the United States Securities and Exchange Commission (USSEC) Observer’s views expressed in EITF 96-9, “Classification of Inventory Markdowns and Other Costs Associated with a Restructuring.” The impact of the foregoing reclassifications is shown in Note 3 to the consolidated financial statements.

We revised our disclosure on pension costs and other retirement benefits under Item 5, Critical Accounting Policies of Form 20-F/A to include a discussion on the determination of the discount rate used to determine the actuarial present value of our projected benefit obligation for our defined pension plan.

We also revised our discussion on contingencies under Item 5, Critical Accounting Policies of Form 20-F/A and Page F-18 Note, Summary of Significant Accounting Policies, that we evaluated our contingencies under SFAS 5 on a gross basis before consideration of any possible insurance claims. We also revised the disclosure on contingencies of the notes to the consolidated financial statements under Note 25.

The number of potentially dilutive Exchangeable Notes and stock options, which were excluded from our computation of earnings per share was not disclosed in the notes to the consolidated financial statements. SFAS 128 , “Earnings per Share” paragraph 40, requires that securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for period(s) presented to be disclosed in the notes to the consolidated financial statements.

We revised our filing to include the signed audit report in compliance with Instructions to Item 8.A.2 of Form 20-F/A and Rule 2-02(a) of Regulation S-X. Although the conformed signature was unintentionally not included in the process of preparing the initial Form 20-F for filing on EDGAR, we received a signed copy of the audit report prior to filing our financial statements with the USSEC.

No attempt has been made in this Form 20-F/A to modify or update other disclosures presented in the original report on Form 20-F, except as required to reflect the effects of the restatements discussed in the foregoing. This Form 20-F/A does not reflect events occurring after the filing of the 2006 Form 20-F on July 16, 2007. However, this Form 20-F/A includes, as exhibits, new certifications by our principal executive officer and principal financial officer as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended.

*	Omitted because the item is inapplicable.
**	We have responded to Item 18 in lieu of this item.

All amounts listed in this annual report are stated in U.S. dollars our functional and presentation currency, unless otherwise noted. Any discrepancy between the amounts listed and their totals in the tables included in this annual report are due to rounding.

In this annual report, we rely on and refer to information regarding the semiconductor market and our competitors that has been prepared by independent industry research firms, including Dataquest and the Semiconductor Industry Association, or compiled from market research reports and other publicly available information. We have not independently verified the accuracy and completeness of this information.

Unless the context indicates or otherwise requires, references to the “Company” the “PSi Companies,” “we,” “us,” “our” and similar plural pronouns are references generally to PSi Technologies Holdings, Inc. (“PSi Holdings”) and its consolidated subsidiaries. For more information on our consolidated subsidiaries, see Note 2 to our consolidated financial statements.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F/A contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the following:

•	the state of the semiconductor industry;

•	demand for end-use applications;

•	demand for end-use products such as communications equipment and personal computers;

•	demand for the outsourcing of assembly and test services;

•	trends in customer order, rescheduling and cancellation patterns;

•	our product mix;

•	our capacity utilization;

•	our competition;

•	pricing pressures;

•	technological innovation; and

•	acquisition and installation of new equipment.

We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict, and therefore, our actual results may differ materially from those expressed, forecasted or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described in this Annual Report on Form 20-F (in the section entitled “Item 3—Key Information—D. Risk Factors”). Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Annual Report on Form 20-F/A be regarded as a representation or warranty by us with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward looking statements included in this Annual Report on Form 20-F/A are made only as of the date of this Annual Report on Form 20-F/A and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as of December 31, 2005 and 2006 have been restated to give effect to the following: (1) reclassification of provision for inventory losses and inventory write-offs which were incorrectly presented as special charges to cost of sales, and (2) reclassification of loss on disposal of obsolete inventories which was incorrectly presented as other income (expense) to cost of sales. Note 3 to our consolidated financial statements attached to this amended annual report provides an explanatory discussion of the restatements made.

The following selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included in this Amended Annual Report. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 have been derived from our historical consolidated financial statements, which are not included in this Amended Annual Report. You should read the selected consolidated financial data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements, both of which are included in this Amended Annual Report. We restated our historical results to reflect PSi Technologies Chengdu Company Limited or PSi China operations as discontinued operations. The summary consolidated statements of income data and summary consolidated balance sheet data are qualified in their entirety by reference to our audited consolidated financial statements and related notes. Our audited consolidated financial statements, which have been audited by SyCip Gorres Velayo & Co. or SGV & Co., a member firm of Ernst & Young Global, are reported in U.S. dollars and have been prepared and presented in conformity with U.S. generally accepted accounting principles or GAAP, consistently applied for all years presented.

	For the years ended December 31
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars, except per share amounts and weighted average number)
Consolidated Statements of Operations:
Revenues	70,537	76,933	78,089	72,868	89,737
Cost of sales	68,750	76,801	77,683	75,137	86,048

Gross profit (loss)	1,787	132	406	(2,269)	3,689

General and administrative	5,820	6,615	7,029	6,243	6,930
Special charges	—	11,494	1,263	1,483	1,884
Selling and marketing	1,145	762	787	962	669
Research and development	1,253	723	925	1,201	1,151
Provision (reversal of allowance) for doubtful accounts	—	6	—	(85)	10

Loss from operations	(6,431)	(19,468)	(9,598)	(12,073)	(6,955)

Interest expense and bank charges—net	(401)	(1,214)	(2,137)	(2,874)	(3,358)
Foreign exchange gains (losses)—net	22	(242)	(311)	(151)	(530)
Lease income	—	—	92	110	135
Gain (loss) on disposal of property and equipment	39	(1)	1	9	(7)
Income on refund from a utility company	—	—	—	227	91

Loss before income tax and minority interest	(6,771)	(20,925)	(11,953)	(14,754)	(10,624)

Provision for (benefit from) income tax
Current	—	6	2	3	191
Deferred	62	(231)	367	117	—

Loss before minority interest	(6,833)	(20,700)	(12,322)	(14,874)	(10,815)

Minority interest	48	(11)	31	—	—
Loss from continuing operations	(6,785)	(20,711)	(12,291)	(14,874)	(10,816)
Loss from discontinued operations	—	—	(2,357)	(4,876)	(785)

Net Loss	(6,785)	(20,711)	(14,648)	(19,750)	(11,600)

Weighted average number of common shares outstanding	13,290	13,290	13,290	13,290	13,290

Basic and Diluted Earnings per common share(1):
From continuing operations	(0.51)	(1.56)	(0.92)	(1.12)	(0.81)
Net loss per common share	(0.51)	(1.56)	(1.10)	(1.49)	(0.87)

Other Financial Data:
Depreciation	13,839	15,500	16,965	18,128	14,702
Capital expenditures(2)	18,354	10,177	15,016	4,403	8,718
Cash flows from/ (used in) operating activities	1,533	986	8,040	(4,214)	11,073
Cash flows used in investing activities	(5,870)	(5,699)	(9,047)	(1,884)	(4,947)
Cash flows from/ (used in) financing activities	4,252	3,950	1,116	6,675	(4,488)

(1)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(2)	Including cost of property and equipment amounting to $2,481 in 2006, $1,064 in 2005, $6,695 in 2004, $4,008 in 2003 and $10,894 in 2002 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,701	936	1,046	1,625	3,270
Working capital(1)	(12,334)	(11,466)	(22,775)	(13,032)	(13,392)
Total assets	112,792	89,431	88,527	69,531	61,777
Long-term debt(2)	3,012	3,701	3,074	3,294	7,699
Total stockholders’ equity	73,674	56,067	42,072	29,363	16,350

(1)	Total current assets minus total current liabilities.
(2)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $2,733, $1,797, $1,201, $36, and $65 in 2002, 2003, 2004, 2005 and 2006, respectively.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars)
Current assets	26,505	19,963	21,807	23,878	24,401
Current liabilities	38,839	31,429	44,582	36,910	37,793

Working capital	(12,334)	(11,466)	(22,775)	(13,032)	(13,392)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors below are associated with our company and our American Depositary Shares (“ADSs”). An investment in our ADSs involves a high degree of risk. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F/A and, in particular, the risks described below. If any of the following risks actually materialize, our business, financial condition and results of operations would likely suffer materially, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware and these risks could have the effects set forth above.

RISKS RELATED TO OUR BUSINESS

Our customers may stop or reduce their outsourcing, which will reduce demand for our services and cause our revenue to decrease.

We depend on the trend towards increased outsourcing of assembly and test services by integrated device manufacturers. Integrated device manufacturers continually evaluate our services against their own in-house assembly and test services and may decide to shift some or all of their outsourced assembly and test services to their internal capacity at any time. Any shift or a slowdown in this outsourcing trend would reduce demand for our services and cause our revenue to decrease.

We depend on a small number of customers for a significant portion of our revenues and the loss of one or more of our significant customers could reduce our profitability.

Our top five customers accounted for approximately 76% in 2002, 81% in 2003, 81% in 2004, 87% in 2005 and 91.0% in 2006 of our total revenues (including revenue generated by discontinuing operations). Infineon Technologies, Inc. (“Infineon”) has been our largest customer since 2003, accounting for approximately 30%, 35% and 48% of our total revenues in 2004, 2005 and 2006, respectively. On June 19, 2006, the Company and Infineon signed a Sales and Investment Agreement for the supply of certain power packaging devices for a period of one year from the time that production capacity is put in place. If our relationship with Infineon were to erode, our business and results of operations would be materially and adversely affected.

We have lost major customers in the past and could lose other major customers in the future. For example, in 2005, Fairchild Korea Semiconductor or Fairchild Korea, terminated its relationship with us. Fairchild Korea accounted for 5.6%, 3.1% and 1.9% of our total revenues in 2003, 2004 and 2005, respectively. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past or will not solicit alternative suppliers. Many of our major customers operate in cyclical businesses that are also highly competitive, and their own demand and market positions may vary considerably. Such customers have in the past and may in the future vary order levels significantly from period to period. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their assembly and testing needs for existing and future applications. If any one of our key customers were to reduce its purchases significantly, any inability on our part to attract new major customers or shift our excess production capacity to our remaining customers could materially impact our financial viability and profitability.

Most of our customers are not obligated to purchase any minimum amount of our products or services and we do not have a significant backlog. We may not receive sufficient customer orders in the future to meet our costs and remain profitable.

Most of our customers are not obligated to purchase any minimum amount of our assembly and test services or to provide us with binding forecasts for any period. As a result, we have no significant backlog, which makes it difficult for us to forecast our revenue for any future period. We expect that revenue in any quarter will continue to be substantially dependent on orders received during that quarter. The level of orders we receive from our customers has varied and may continue to vary significantly from quarter to quarter. In some cases, we experienced unfilled orders as our customers encountered wafer supply constraints arising from the time required to ramp-up their wafer fabrication facilities. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they have in prior periods.

We depend on our customers to provide us with a satisfactory supply of wafers, and shortages or disputes regarding the supply and quality of wafers may reduce our ability to fill our customers’ orders, reduce our revenue and increase our costs.

Our operations and general competitiveness depend on a satisfactory supply of wafers from our customers for assembly and test services. Shortages or shipments of defective wafers can result from supply chain interruptions, including disruptions from a change in manufacturing site or wafer provider, and inferior manufacturing or design flaws. Moreover, disputes as to the origin of defects and responsibility for defective wafers or dice already built into finished products could strain our relationships with existing customers. An insufficient supply of wafers, defective wafers, defective dice in finished products and any disputes relating thereto could reduce our ability to fulfill our customers’ orders, decrease our revenue, increase our costs and materially impact our financial viability and profitability.

The average selling price for electronic devices tends to decrease over the product life cycle, which may force us to lower our prices and reduce our profitability.

The decreasing average selling price of most electronic devices places significant pressure on the prices of the components, including semiconductors that are used in those devices. If the average selling price of electronic devices continues to decrease, the pricing pressure on our services may reduce our revenue and significantly reduce our gross profit. Pricing pressure on our assembly and test services is likely to continue and our ability to maintain or increase our profitability will depend in large part upon our ability to:

•	reduce our raw material costs;

•	improve production efficiency;

•	increase the number of units assembled and tested; and

•	shift to higher margin test and assembly services or products.

See “Item 5—Operating and Financial Review and Prospects” for a discussion of the historical decline of our average selling price.

We may be unable to obtain assembly or test equipment when we need it, which will prevent us from expanding our business and increasing our revenue.

Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of capital equipment, which is manufactured by a limited number of suppliers. In periods of high demand, the lead time from order to delivery for assembly and test equipment can be between four and six months. If we cannot obtain equipment in a timely manner, we may be unable to fill our customers’ orders or accept orders from new customers, which could reduce revenue and materially harm our business, financial condition and results of operations.

We may be unable to recoup the cost of significant capital expenditures made in anticipation of increased sales, which would have a negative effect on our profitability and financial viability.

We increased and plan on continuing to increase our assembly and test capacity in order to grow our business. This required and will require substantial capital expenditures, primarily for additional assembly and test equipment, and facilities support equipment. We have already made and will continue to make these capital expenditures and we cannot assure you that our sales will increase or that our revenues and cash flow are sufficient to cover these capital expenditures and the outcomes and results of our investments and capital expenditures may differ materially from our expectations. Our failure to increase our revenue and/or margins or obtain additional financing following significant capital expenditures could materially harm our business, financial condition and results of operations, as we may not be able to offset our increased costs, cash flow requirements and related depreciation expense.

We need a significant amount of capital to fund our capital expenditures and execute our business strategies. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability.

We may not have sufficient cash flow from operations or available lines of credit to pay short-term suppliers and bank credit facilities. Therefore, we may have to raise capital by accessing external financing sources to meet such liabilities. The terms of any new funding we obtain could restrict our future operations and affect your investment in a number of ways, including, but not limited to:

•

Requiring us to dedicate a substantial portion of any cash flows from operations to the payment of interest and principal due to such obligations, which may reduce funds available for other business purposes;

•	Requiring us to issue additional shares of our common stock or other securities, which could result in a reduction in the percentage of outstanding shares you own in our company;

•	Placing us at a competitive disadvantage compared to our competitors that have less debt;

•	Forcing us to sell assets or terminate or suspend some of our planned expansion projects; and

•	Limiting our ability to borrow additional funds because of financial and other restrictive covenants governing our debt.

In July 2003, we issued a $4.0 million, 5-year exchangeable senior subordinated note to Merrill Lynch Global Emerging Markets Partners, LLC (Merrill Lynch LLC), an affiliate of Merrill Lynch Global Emerging Market Partners, L.P. (Merrill Lynch), due in 2008 which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The exchangeable note was issued to pay off certain liabilities related to our capital expenditures incurred in 2002, which were due by the end of the second and third quarters of 2003 and could not be paid out of current cash flow from operations or available lines of credit. Over the course of the first and second quarter of 2003, the Company pursued several possible avenues of financing but no such alternative could be put in place in time to pay for the liabilities. In June 2005, we issued a $7.0 million, 4-year exchangeable senior subordinated note to Merrill Lynch LLC, due in 2009, which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The proceeds of the note was used to partially finance capital expenditures related to the introduction of the Company’s Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes.”

We have a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (“RZB-Austria”) of which $9.7 million was outstanding as of December 31, 2006. As of December 31, 2006, we have not complied with certain financial ratio requirements under the short term credit facility from RZB-Austria. The credit facility was for a period from 2002 and renewed every year thereafter until December 31, 2005. However, on April 4, 2006, RZB-Austria extended the credit facility granted to PSi Technologies, Inc. or PSi Technologies and PSi Technologies Laguna, Inc. or PSi Laguna until December 31, 2006 under similar terms and conditions. On April 27, 2007, we entered into a Second Supplemental Agreement with RZB-Austria under which the credit facility was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the financial covenants section in its entirety. However, we will provide RZB-Austria with our audited financial statements within six months from the end of the calendar year and interim financial statements within 30 days after the end of the month. We have informed RZB-Austria that we will provide our audited financial statements as of December 31, 2006 as soon as it becomes available. We have a $3 million short-term credit facility and another $4 million letter of credit and trust receipt facility with KBC Bank N.V.—Philippine Branch (“KBC Bank Philippines”). The short-term credit facility is secured by accounts receivable from a customer. As of December 31, 2006, we were not in compliance with certain financial ratio requirements under the loan agreement with KBC Bank Philippines. On March 10, 2006, KBC Bank Philippines terminated its credit facility with us to be effective 60 days from that date. On May 26, 2006, KBC Bank Philippines advised us that it had ceased operations effective April 30, 2006 and that, in view of such cessation, the loan account would be assumed by its Hong Kong branch beginning June 10, 2006. As of December 31, 2006, the aggregate amount of outstanding short term loans under these facilities was approximately $0.5 million. On January 5, 2007, we repaid the entire outstanding amount of the short-term loans and trust receipts.

We have a $3 million revolving promissory note, including a letter of credit of up to $400,000 with Philippine Veterans Bank (“PVB”) a local commercial bank. The facility is subject to annual review by PVB on or before April 11 of each year until April 11, 2010 and a 90-day availability period. As of December 31, 2006, the outstanding loan with PVB amounted to $300,000. The outstanding loan was fully settled on January 5, 2007.

We cannot assure you that we will generate sufficient cash flow or that other financings will be available in the future when needed or, if available, that they will be available on satisfactory terms. Failure to obtain any such required additional financings or generate sufficient cash flow to meet our financing obligations could have a material adverse effect on our company. Also, we may not be able to renew our existing credit facilities nor repay these obligations when they mature. Our ability to make scheduled payments on our debt will depend on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. In addition, any future borrowings we make will most likely be subject to covenants limiting our operating and financial flexibility and would require the consent of Merrill Lynch LLC.

The recurring losses from our operations and negative net working capital position raise substantial doubt about our ability to continue as a going concern.

We have incurred recurring losses since 2001. Our net loss for the years ended December 31, 2006, 2005 and 2004 amounted to $11.6 million, $19.7 million and $14.6 million, respectively, while deficit amounted to $61.7 million as of December 31, 2006 and $50.1 million as of December 31, 2005. Further, our negative working capital amounted to $13.4 million as of December 31, 2006 and $13.0 million as of December 31, 2005. In 2006 and 2005, we recognized provision for impairment losses on certain property, plant and equipment amounting to $1.9 million and $4.2 million, respectively, primarily due to the net loss position from the start of commercial operations and negative projected cash flows of the China facility, decline in the recoverable value of real estate properties, low sales volume, and idle machinery and equipment which the Company no longer uses in its operations and has zero salvage value.

The foregoing conditions, risks and uncertainties raise substantial doubt as to our ability to continue as a going concern and could affect our ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for our products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. Our continued operation as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however, there are no assurances that positive operating results can be achieved or that any additional financing or refinancing can be obtained on favorable terms, or at all. We plan to mitigate our going concern risk by engaging in cost reduction measures through plant closures, rationalizing our capital expenditures and promoting better operating efficiencies. In addition, we plan to increase our revenue by targeting higher volume and margin sales from existing and new customers.

We are dependent on entering into financing arrangements with third parties to meet our financing obligations. For more information on these arrangements, see “Note 11 of the Consolidated Financial Statements”. We need a significant amount of capital to fund our capital expenditures and execute our business strategies. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability” as discussed in the section of this Annual Report of Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

In difficult market conditions, our high fixed costs adversely impact our financial results.

We are driven to reduce prices in response to competitive pressures and, at the same time, we are also faced with a decline in utilization rates in our plants due to decreases in demand for our power packages. Because our industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our power packages, therefore, adversely affect our results of operations. We achieved a gross profit of $3.7 million in 2006, an improvement from a gross loss of $2.3 million in 2005 due to higher sales volume from our top five customers, favorable package mix, an increase in copper price that was passed on to our customers and a decrease in depreciation. We cannot assure you that difficult market conditions will not affect the capacity utilization of our plants and consequently, our future gross profit margins. Further, increased competition in the power semiconductor sector may lead to further price erosion, lower revenue growth rates and lower gross profit margins in the future.

We depend on a limited number of suppliers to provide us with sufficient quantities of raw materials on a timely basis at acceptable quality levels in order to sustain our operations.

It is important to our operations and general competitiveness that we obtain raw materials from our vendors in a timely manner, in sufficient quantities and qualities and at competitive prices. We obtain most of our critical materials from a limited group of suppliers on a purchase order basis and without the benefit of long-term contracts. Some of our suppliers provide us with equipment and raw materials on a credit basis, with payment for such items deferred until a later date. Our failure to repay these supplier credits in a timely manner could cause our suppliers to cease providing us with such credits or such materials. The loss of such supplier credits or materials could have an adverse impact on our business and operations, including our ability to meet our customers’ requirements.

Shortages occur in our essential raw materials due to interruptions or limitations in supply or increased demand in the industry. While we believe that we have identified adequate alternative suppliers for our raw materials, any transition to a new supplier could take time, increase costs and disrupt our business. In the past, we have experienced difficulty obtaining acceptable raw materials on a timely basis and delays in the delivery of raw materials we have ordered. We experienced delays in the delivery of lead frames from a major European supplier, due to the inability of the supplier to source copper base material on a timely basis. As copper supply remains constrained, we may continue to occasionally experience these delays in delivery.

We may reject and return to our suppliers those raw materials that do not meet our quality criteria. While we believe that we have identified and qualified suppliers according to specific qualification criteria, we cannot assure you that our suppliers will supply us with raw materials that consistently meet our quality criteria. This may limit the amount of raw materials available to meet customers’ order requirements. Our inability to obtain satisfactory raw materials could limit our ability to fill our customer orders and/or increase our costs relative to the revenue that we generate.

Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. Our quarterly and annual results of operations would be adversely affected if we are unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the cost of raw materials or problems with the quality of these raw materials.

Our financial condition may be adversely affected by credit risk.

Our customers are from time to time indebted to us as a result of transactions or contracts, as we provide our services on financing terms. We attempt to mitigate credit risk through customer diversification to minimize customer concentration and by screening our customers for creditworthiness. However, the information provided to us by our customers may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks. Also, we cannot assure you that our policies, procedures and ability to diversify and manage credit risk will be effective. Although none of our customers has defaulted on their payments to us due to bankruptcy, deterioration of their creditworthiness, lack of liquidity, operational failure, or other reasons, we cannot assure you that such an event will not occur. We may suffer financially and our liquidity may be severely impaired if our customers do not pay us according to contractual terms of payment.

We may be unable to increase our production capacity to meet the demand for our products and services.

In 2006, we acquired property, plant and equipment totaling $8.7 million (including equipment acquired on account through suppliers’ credits of $2.5 million as of December 31, 2006) for our Taguig and Laguna manufacturing facilities. If we experience delays in the purchase and delivery of equipment needed to expand our capacity or support the expansion of capacity, we may not be able to meet the demand for our products and services. Our inability to expand capacity could reduce our ability to meet customer needs, which may prompt our customers to place orders with our competitors.

The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this may seriously harm our company.

Our operations are substantially affected by market conditions in the semiconductor industry, which are highly cyclical and, at various times, have experienced significant economic downturns characterized by reduced product demand and production overcapacity, which can result in the erosion of average selling prices.

The semiconductor industry experienced a significant downturn in 2001 and the lingering effects of that downturn adversely affected our operating results in the succeeding years. The 2001 downturn was characterized by production overcapacity, reduced product demand, excessive inventories and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have in the past followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. In 2002, the market for semiconductors stabilized, registering growth in worldwide semiconductor revenues as measured by Semiconductor Industry Association (SIA)/World Semiconductor Trade Statistics (WSTS), of 1.3% and expanded by 28.0%, 6.8% and 8.9% in 2004, 2005 and 2006, respectively. Nonetheless, a future downturn in the semiconductor industry could seriously harm our company. In particular, the combination of weak demand, a sharp correction of inventory by our customers and their end markets, and deterioration in economic performance, particularly in the United States, and an increase in underutilized capacity in 2006 could seriously harm our industry and our company.

Upward changes in the price of copper, gold, crude oil and certain other commodities used by our suppliers or by us as raw materials for our products could materially harm our business by increasing our costs.

We are particularly affected by fluctuations in the prices of commodities such as copper, nickel, aluminum, gold, silver and other metals used in our raw materials and manufacturing process, and higher energy costs. Copper base materials that form part of our finished products are a significant component of our finished product cost. Copper prices have increased by 37% from US$4,585 per ton as of December 31, 2005 to US$6,280 per ton as of December 31, 2006. Crude oil prices were higher by 40.5%, gold prices were higher by 25.8%, silver prices were higher by 50.9%, copper prices were higher by 37% and nickel prices were higher by 158% in 2006 as compared to 2005.

We attempt to negotiate competitive prices for raw materials with our suppliers, which helps to reduce the impact of any increases in the price of raw materials linked to commodities. Similarly, we attempt to mitigate the impact of higher crude oil prices, which leads to higher energy and utilities expenses, through improvements in our operating efficiencies and adjustments in scheduling our production according to forecasted loadings. We cannot assure you that the prices of these commodities will not continue to rise, or that we will be able to negotiate competitive pricing with our suppliers, or that we will be able to mitigate the increase in our utilities expense. As a result, we may have to pass on to our customers such increases in costs. Any inability on our part to negotiate competitive pricing for raw materials as prices increase or inability on our part to mitigate the increase in utilities expense or to pass on to our customers such higher costs could materially impact our financial viability and profitability.

Fluctuations in exchange rates could materially harm our business by increasing costs.

Approximately 99.9% of our consolidated revenue is U.S. dollar denominated and our consolidated financial statements are prepared in U.S. dollars. The largest share of our costs is U.S. dollar denominated. Some of our raw material costs are incurred in European euro and Japanese yen. All of our operating expenses are incurred in U.S. dollars and Philippine pesos while our capital expenditures are primarily denominated in U.S. dollars and Japanese yen. As a result, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Philippine peso, the Japanese yen and the U.S. dollar, and the European euro and the U.S.

dollar. Since all of our revenues are in U.S. dollars, fluctuations in foreign currency exchange rates, particularly the European euro and Japanese yen, could also increase the price we pay for equipment and raw materials, which could also increase our raw material and equipment costs.

An overall decrease in demand for power semiconductors may significantly decrease the demand for our services and materially reduce our revenue.

We derive the majority of our revenue from assembly and/or test services for manufacturers of semiconductors used for power conversion or power management applications. Currently, many electronic devices use multiple power semiconductors, but electronics manufacturers are aggressively seeking to decrease the number of components used in devices and simplify system design. Any significant decrease in the need for power semiconductors within electronic devices may decrease the demand for our services and materially reduce our revenue. In addition, the economic slowdown in the technology sector and increase in overall inventory levels have caused a decrease in demand for electronic devices and semiconductors and/or, in turn, our services. These trends could have a negative impact on our business, operating results and financial condition.

We may not be able to develop the advanced technology and expanded services we need to maintain our competitive position and our profitability.

The semiconductor industry is characterized by rapid technological development. We must be able to provide our customers with advanced assembly and testing capabilities and quick production time for their increasingly complex devices. In addition, we must continue to expand our selection of packages to remain competitive. If we rely on older products, our margins and cash flow could be reduced because prices of older products tend to decrease when newer, higher performance products are introduced. Our customers may also opt to phase out or discontinue marketing and selling these older products. Any failure on our part to advance our design and process technologies successfully and in a timely manner could materially harm our competitiveness and our profitability.

We may not be able to compete successfully in our industry because many of our competitors are much larger in size, have greater operating capacity and financial resources and have proven research and development and marketing capabilities.

The semiconductor assembly and testing industry is highly competitive. We face substantial competition from:

•	the in-house assembly and testing divisions of major integrated device manufacturers;

•

other independent companies such as STATS ChipPAC Ltd., Carsem Semiconductor Co. Ltd., Greatek Electronics, Inc., AUK Corp., Enoch Semiconductor Corp., Huashan Electronic Devices Co., GEM Services and Nantung Fujitsu, Inc. that specialize in providing assembly and test services for power semiconductors; and

•

a number of large companies, such as Advanced Semiconductor Engineering, Amkor Technology, Inc., ASE Test Limited, ASAT, Ltd., STATS ChipPAC Ltd., Siliconware Precision Industries Co. Ltd., ST Assembly and Test Services Pte., Ltd., and Shinko Electric Industries Co. Ltd., that focus primarily on non-power semiconductor assembly and test services.

These companies may be able to compete more aggressively over a longer period of time than we can due to potentially greater economies of scale, lower costs, more efficient manufacturing processes, higher amounts of cash generated from operations and allocated to research and development and greater financial stability. A number of these companies also have established relationships with many of our current or potential customers. We may also face increasing competition from competitors located in lower cost centers such as Vietnam and China. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors. See “Item 4—Information on the Company—Business Overview—Competition.”

We may not be able to keep or replace key executive officers and employees, which would impair our ability to implement our business plan and continue our assembly and test processes.

We depend on our key executive officers and employees to implement our business plan and oversee our assembly and test processes. It is difficult to attract and retain highly skilled technical, managerial and marketing personnel, and replace key personnel, as competition for qualified personnel in the Philippines is intense. We have had significant executive turnover in the past and may experience difficulty retaining key executives in the future.

On March 31, 2007, Thelma G. Oribello, our Senior Vice President and Chief Finance Officer resigned to join her family in Jakarta, Indonesia. She was replaced by Francisco H. Suarez, Jr., formerly the Chief Financial Officer of SPi Technologies, Inc. On October 31, 2007 Francisco H. Suarez, Jr. resigned and he was replaced by Hilarion V. Cajucom, Jr. Further, in May 2006, our Chief Technology Officer, James Knapp, resigned and he was not replaced until April 2007, when we appointed Thomas Moersheim as our new Chief Technology Officer.

We cannot assure you that we will not lose, or that we will be able to attract and retain, additional personnel required to successfully develop new and enhanced assembly and test services and to continue to grow and operate profitably. We maintain limited directors and officers liability insurance.

We may be unable to develop and protect the intellectual property needed to compete successfully with other assembly and test companies.

Our ability to compete successfully and achieve future growth in revenue will depend, in part, on our ability to develop and protect our proprietary technology and the proprietary technology of our customers entrusted to us during the assembly or testing process. We cannot assure you that we will be able to develop or protect proprietary technology or that our competitors will not develop, patent or gain access to similar know-how and technology. We cannot assure you that any confidentiality and non-disclosure agreements that we rely on to protect trade secrets and other proprietary information will be adequate to protect our or our customers’ proprietary technology.

We may become subject to intellectual property rights disputes that may be costly and limit our ability to continue our business operations as planned.

Our ability to compete successfully will depend on our ability to operate without infringing on the proprietary rights of others and not breaching licenses granted to us. We have not established procedures to help prevent us from infringing the patented technology of our competitors or other parties. As a result, we may not be aware of the intellectual property rights of others or familiar with the laws governing intellectual property rights in countries where our products are sold. If we become aware that third party-owned intellectual property may affect our business, we intend to either avoid technology protected by existing patents, or to cross-license or otherwise obtain the right to use the process or package technologies we require. We believe that companies in our industry will face more frequent patent infringement claims as the number and coverage of patents, copyrights and other third party intellectual property rights in our industry increases. In the event a valid claim is made against us, we may be required to:

•	stop using critical assembly and test processes;

•	cease manufacturing, using, importing or selling infringing packages;

•	develop non-infringing technologies;

•	acquire and pay for licenses to use the infringed technology; or

•	pay substantial damages.

We may be required to seek licenses from or enter into agreements with third parties covering intellectual property. We cannot guarantee that any of those licenses can be obtained on acceptable terms, if at all. We may also have to commence lawsuits against companies who infringe on our intellectual property rights. Those potential claims could result in substantial costs and diversion of our resources.

Our assembly and test processes are susceptible to human error, which can reduce our productivity and harm our operations.

Our failure to maintain high training standards and monitor our operators could result in significant operator error, which could reduce our production yields, cause us to miss committed deliveries to our customers, erode product quality, damage our customer relationships and materially harm our business. Any lost customers, increased costs, production delays, substantial amounts of returned goods and claims by customers resulting from human error could materially harm our business, financial condition and results of operations.

We may be unable to maintain the clean room environment we need for our operations, which can reduce our productivity and harm our operations.

Our assembly and test operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our assembly and test environment, our equipment may malfunction or our products may be defective. See “Item 4—Information on the Company—Business Overview—Quality Management.” Any prolonged interruption in our operations due to problems in our clean room environment could materially harm our business, financial condition and results of operations.

Environmental, health and safety laws could require us to incur additional capital and operational costs.

We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. In July 2004, for example, PSi Technologies Laguna received an order from local governmental authorities regarding failure to conform with certain environmental standards. We have since passed the requirements of the standards and paid the applicable penalties and fees. See “Item 4—Information on the Company—Property, Plants and Equipment—Environmental Matters” for more details. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.

We face numerous risks (including legal, regulatory, managerial and financial risks) as a consequence of the dissolution of PSi Chengdu, our former operating facility in China.

We opened an assembly and test facility in Chengdu, Sichuan Province, People’s Republic of China (“PRC”), in 2004. We incurred $3.8 million in capital expenditures for our new Chengdu facility on the expectation that it would reduce future production costs as a result of the relatively inexpensive labor costs in the region. We also hoped that our Chengdu facility would have created new business and sales opportunities in China. On September 8, 2005, the representatives of the Management Committee of the Chengdu Hi-Tech Zone (“CHTZ”), a government entity of Chengdu City and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue, which could have further drained PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in write-down of the assets amounting to $2.7 million, which was included under “Special charges” account in the 2005 statement of operations.

On April 5, 2006, the Board of Directors of PSi Technologies and PSi Technologies China Holdings Co. Ltd. or PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of May 31, 2007 PSi Chengdu is in the process of completing the requirements for liquidation and dissolution. The outcome and results of the liquidation and dissolution process may differ materially from our expectations, due to a variety of legal, regulatory, managerial and financial risks, including but not limited to:

•	economic and political uncertainties in China;

•	changes in, and the enforcement of, commercial laws, currency controls and exchange rate policies, import tariffs and duties, customs regulations and taxation laws in China;

•	the potential re-valuation of the Chinese Renminbi or PRC yuan;

•	the Chengdu government may require PSi Chengdu to pay back the tax and duty incentives it had received since its establishment pending complete dissolution of PSi Chengdu;

•	our inability to secure and/or maintain the services of qualified personnel and/or consultants during the liquidation and dissolution process; and

•	our failure to fully settle all the outstanding obligations of PSi Chengdu with its creditors and employees.

We may be unable to maintain the non-unionized status of our workforce or limit employee turnover, which can reduce our productivity and harm our operations.

Our ability to compete successfully will depend on our ability to keep labor costs low. We provide compensation, benefits, and a working environment in accordance with standards mandated by Philippine law as applicable, labor regulations and codes, which has resulted in a union-free workplace. Any initiative by the workforce to unionize or the occurrence of high employee turnover in any of our two manufacturing facilities may result in lost productivity and higher labor costs that could materially harm our business, financial condition and results of operations.

We rely on income tax incentives to preserve funds allocated for specific business purposes and a loss of these tax benefits would prevent us from using funds in accordance with our business plan.

As a result of PSi Technologies, Inc.’s decision to register with the Philippine Economic Zone Authority (“PEZA”) as a tax planning strategy, PSi Technologies, Inc. shall henceforth be subject to a final tax, in lieu of all taxes, computed at 5% of gross income less allowable deductions as defined in Republic Act (RA) No. 8748 of the Philippines. PSi Technologies, Inc. availed of ITH incentives amounting to $61,351 in 2006. No income tax incentives were availed by PSi Technologies, Inc. in 2005. Our Laguna facility, through PSi Laguna, Inc., however, received tax incentives amounting to $26,346 in 2005 and $44,271 in 2006.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

Our company is incorporated under the laws of the Philippines and substantially all of our directors and executive officers reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to effect service of process upon us or one of those persons in the United States to enforce any judgment obtained in U.S. courts against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. If original actions are brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws. The Philippines is not a party to any international treaty concerning the recognition or enforcement of foreign judgments although the Philippine Rules of Court do provide that a foreign judgment may be enforced in the Philippines through an independent action filed to enforce the judgment. A foreign judgment may not be enforced, however, if there is evidence of a lack of jurisdiction, absence of notice, collusion, fraud or clear mistake of law or fact or if it is found to be contrary to the laws, customs or public policy of the Philippines.

RISKS RELATED TO OUR ADS

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by-laws and by the laws governing companies incorporated in the Philippines. Legal principles such as a director’s or officer’s duty of care and loyalty, and the fiduciary duties of controlling shareholders exist in the Philippines. However, these principles are relatively untested in Philippine courts, and their application is uncertain in comparison to their application in U.S. courts. As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than they would as shareholders of a company incorporated in the United States.

Our existing principal shareholders own a large percentage of our voting shares and their interests may conflict with the interests of our company.

Our principal shareholders, Merrill Lynch Global Emerging Markets Partners, L.P. (“Merrill Lynch”) and Greathill Pte., Ltd. (“Greathill”), own, in the aggregate, approximately 68.5% of our outstanding voting securities as of December 31, 2006. Greathill was a wholly-owned subsidiary of NJI NO.2 Investment Fund that was in members voluntary liquidation (“NJI”). However, on February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sale and Purchase Agreement under which NJI transferred its entire shareholdings or 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by Primasia Private Equity Management, Ltd. or Primasia Equity. Acting together, or in Merrill Lynch’s case, individually, our principal shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. See “Item 10—Additional Information—Articles of Incorporation and By-laws.” Matters that require shareholder approval through two-thirds vote include, among other things:

•	our merger or consolidation with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of stock dividends if any.

Our principal shareholders have entered into a Shareholders Agreement relating to their ownership, transfer and voting of our shares. As a result of the level of their shareholdings and the provisions of the Shareholders Agreement, our principal shareholders will have the power to determine the election of our directors and the approval of any other action requiring the approval of our shareholders, including any amendments to our Articles of Incorporation and By-Laws. In addition, our principal shareholders could prevent us from entering into transactions that could be beneficial to us or the holders of our ADSs.

Under the terms of the exchangeable notes issued to Merrill Lynch LLC in July 2003 and June 2005, Merrill Lynch LLC also has the right to approve a broad range of material transactions undertaken by us or our subsidiaries. See “Item 7—Major Shareholders and Related Party Transactions—Related Transactions—The Merrill Lynch Exchangeable Notes.”

Your percentage ownership in our company could be diluted by the action of our principal shareholders.

Our shareholders do not have preemptive rights. Our principal shareholders have a sufficient number of votes to approve the authorization, sale and issuance of additional shares of common stock or other securities of our company. You do not have a right to participate in any such sale or issuance and as a result your ownership interest in us could be diluted. See “Item 10—Additional Information—Articles of Incorporation and By-Laws” for a discussion on the rights of shareholders.

The market price for our ADSs has fluctuated significantly in the past, and the market price of our ADSs may be lower than you expect.

Since our initial public offering in March of 2000, the closing price of our ADSs has fluctuated significantly, ranging from a high of $25.44 per share to a low of $0.46 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results and our lack of profitability;

•	the introduction and development of new packages;

•	the amount of our indebtedness;

•	our ability to access additional financing on economical terms to fund capital expenditures;

•	general market conditions; and

•	general economic factors unrelated to our performance.

The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to the price of our ADSs.

The market price of our ADSs could decrease as our principal shareholders sell their shares.

The market price of our ADSs could decrease if large numbers of ADSs are sold into the public market or if the public expects those sales to occur. These sales could make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. We have 13,289,525 common shares outstanding, including the common shares represented by our ADSs. The 4,025,000 common shares represented by our ADSs are freely tradeable in the public market unless purchased by our affiliates, as defined in Rule 144 under the Securities Act as natural persons or other entities that directly or indirectly control, are controlled by, or are under common control with us. The remaining 9,264,525 common shares are restricted securities, as defined in Rule 144 under the Securities Act, which means they may not be offered or sold unless pursuant to a registration statement that has been filed and declared effective by the Commission or pursuant to an available exemption from registration under the Securities Act. These common shares may be sold in the public market in the form of ADSs, upon a deposit of such shares with the depositary, but only if they are registered under the Securities Act or if they qualify for an exemption from the registration requirements of the Securities Act.

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd. (“JAFCO”), acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s demand registration rights under the Registration Rights Agreement described in Item 7—”Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by NJI. Greathill, as NJI’s successor in interest, continues to have the registration rights of NJI under the Registration Rights Agreement.

On March 23, 2007 Primasia Private Equity Management Ltd, on behalf of Greathill, requested that Greathill’s 1,955,741 shares in us be converted into American Depositary Receipts. The application process is expected to commence subsequent to the filing of this Form 20-F with the United States Securities and Exchange Commission or U.S. SEC.

Your voting rights as ADS holders are limited by the terms of the deposit agreement for the ADSs. Your ability to participate in the management of our company is impaired relative to our common shareholders.

Holders of ADSs may exercise the voting rights of the common shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with the holders of ADSs. For example, our common shareholders receive notices of meetings directly from us and are able to exercise their voting rights by either attending the meeting in person or voting by proxy.

ADS holders, by comparison, do not receive notices directly from us. The deposit agreement provides that upon its receipt of notice from us of any meeting of holders of our common shares, the depositary will then mail to ADS holders as soon as practicable:

•	the notice of the meeting;

•	the voting instruction forms; and

•	a statement explaining how instructions can be given by ADS holders.

To exercise voting rights, ADS holders must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of our common shares. ADSs for which the depositary does not receive voting instructions will not be voted at any meeting.

Except as described in this annual report, ADS holders are not able to exercise voting rights attaching to the ADSs. Please see “Item 10—Additional Information—Articles of Incorporation and By-laws” for additional information relating to our common shares.

Your ability to participate in any rights offering of our company is limited, which may dilute your ownership of our company.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders of our ADSs unless both the rights and the securities to which those rights relate are either exempt from registration under the Securities Act or are registered under the provisions of the Securities Act. We are under no obligation to file a registration statement for any of those rights or underlying securities or to cause such a registration statement to be declared effective. As a result, holders of our ADSs may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.

RISKS RELATED TO THE PHILIPPINES

Our business may be affected by political or social or economic instability in the Philippines.

On May 10, 2004, the Philippines held a presidential election, where the incumbent President Gloria Macapagal-Arroyo successfully retained her post. Shortly after the elections, allegations of irregularities in the presidential elections, such as stolen ballots and vote buying intensified. The Philippine Congress commenced an inquiry into a wire tapped audio tape which contains a conversation allegedly between President Arroyo and a commissioner of the Commission on Elections discussing the counting of certain votes during the last presidential election. On June 27, 2005, President Arroyo publicly stated that she did speak to a commissioner of the Commission on Elections in order to protect her votes, but not to influence the outcome of the election. Impeachment complaints based on allegations of culpable violation of the Constitution, graft and corruption and betrayal of public trust were filed against President Arroyo with the Philippine Congress. In 2005 and 2006, the Philippine Congress voted to reject the impeachment complaints against President Arroyo.

On May 14, 2007, the Philippines held its national and local elections for the Senate and House of Representatives. The elections resulted in victory for majority of the opposition candidates in the Senate and majority of the Administration candidates in the House of Representatives. In view thereof, any impeachment complaints against President Arroyo will probably not succeed. However, with opposition candidates ruling the Senate, there can be no assurance that economic policies conducive to sustained economic growth will be adopted by the Philippine Congress.

Coup d’etat attempts against the administration of President Arroyo have been reported. On February 24, 2006, President Arroyo declared a state of emergency allowing for warrant less arrests and a temporary take-over of privately-owned utility companies. On March 3, 2006, President Arroyo lifted the state of emergency.

The Philippine government is also facing a fiscal deficit, which it is aiming to eliminate by 2008 by implementing a number of economic reforms.

The fiscal deficit position of the Philippine government and the ongoing political uncertainty has resulted in increased concerns about the political and economic stability of the country. There can be no assurance that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for companies operating in the Philippines.

These events have created uncertainty as to the stability of the Philippine economy. The Philippine government has implemented a number of measures designed to mitigate the effects of the region’s financial crisis on the Philippine economy. The Philippine government’s stated objective has been to restore economic confidence and stability by strengthening economic fundamentals. We cannot assure you that the Philippines will not be subject to increased economic difficulties in the future or that the current trends will significantly improve in the near future.

A continuation or worsening of the current financial and economic conditions in the Philippines could materially harm our business, financial condition and results of operations. In particular, our lenders could cancel our short-term credit facilities, which would limit our access to capital to finance our operations, future expansion and development. The cancellation of such facilities or the inability to obtain sufficient capital to finance our operations could materially harm our business.

New laws and regulations, currency devaluation and political instability in the Philippines and foreign countries could make it more difficult for us to operate successfully.

We generate a significant portion of our revenues from international markets, including customers in Southeast Asia, the United States and Europe. All of the facilities currently used to provide our packaging services are located in the Philippines. Our future operations and earnings could be affected by new laws, new regulations, a volatile political climate, and changes in or new interpretations of existing laws or regulations in countries where we have customers or operations. If future operations are negatively affected by these changes, our sales or profits may suffer.

We are vulnerable to natural disasters and other disruptive events.

We currently conduct our assembly and test operations at our facilities in Taguig, Metro Manila and Calamba, Laguna. Significant damage or other impediments to these facilities as a result of:

•	natural disasters such as earthquakes, floods and typhoons;

•	disease and epidemics;

•	industrial accidents;

•	utilities outages, including power, water and industrial gases, among others;

•	equipment failure;

•	industrial strikes;

•	terrorist events;

•	disruptions to our transportation network; or

•	political assembly/mass actions

could disrupt our manufacturing operations and/or significantly increase our operating costs. To date, we have not experienced significant damage or other disruptions at our facilities as a result of these events. However, such events may occur in the future which could have a negative impact on our business.

We maintain insurance, including business interruption insurance, against some, but not all, of these events. We cannot assure you that our insurance will be adequate to cover any direct or indirect losses or liabilities we may suffer.

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including the typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. There can be no assurance that the insurance coverage that we maintain for these risks will adequately compensate it for all damages and economic losses resulting from natural catastrophes.

Epidemics, such as the Severe Acute Respiratory Syndrome or avian influenza or other contagious diseases, may adversely affect our operations and our profitability.

Epidemics such as the Severe Acute Respiratory Syndrome (“SARS”) or a potential avian influenza pandemic could materially affect our operations and our financial health. We rely on more than 2,800 individuals located in manufacturing facilities in the Philippines, without whom it is not possible to assemble and test the company’s products. The Philippines was one among 30 countries identified by the World Health Organization wherein there were confirmed cases of SARS, although the magnitude of the illness in the Philippines is substantially less than in other Asian countries such as China, Hong Kong and Taiwan. In 2005 and 2006, there have been no reports of SARS or avian influenza in the Philippines.

During 2004 and 2005, the Philippine Department of Health reported 25 suspected cases of meningococcemia in the northern Philippines tourist city of Baguio, of which 8 cases of the disease have been confirmed since October 2004. The World Health Organization, in its January 12, 2005 advisory, stated that there is no need for members of the public—from the Philippines or from abroad—to avoid travel to Baguio.

Illness from an individual that is successively transferred to other individuals could result in a quarantine of our Taguig or Laguna manufacturing facilities or mass absences, leading to lost productivity and revenue that could irreparably harm the company. We cannot assure you that our operations and finances will not be affected should there be a recurrence of SARS in the Philippines, within the region or other parts of the world, or any other types of epidemics.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war, such as the conflict in Iraq, may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of violence or war may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States, United States businesses or other countries or foreign businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include administrative, sales, and manufacturing facilities in the Philippines. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. The armed conflict between coalition forces led principally by the United States against armed forces in Iraq could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers.

The Philippines experienced terrorist incidents in the southern island of Mindanao and bombing threats within Metro Manila. We cannot assure you that political and economic instability in the Philippines or other regions of the world may not also result and will not negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could ultimately have an adverse effect on our business or your investment.

ITEM 4    INFORMATION ON THE COMPANY

A. History and Development of our Company

Our legal name is PSi Technologies Holdings, Inc. We were incorporated on December 10, 1999 in the Republic of the Philippines under the Corporation Code of the Philippines or, Batas Pambansa Blg. 68. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution to be approved by the Philippine Securities and Exchange Commission or PSEC. Our principal executive and registered offices are located at FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained on our web site does not constitute a part of this Annual Report on Form 20-F/A. Our agent for service of process in the Unites States is Rudy Mateo, at Pacsem Technologies Inc. or Pacsem U.S., 2579 Alemany Boulevard, San Francisco, CA. Our telephone number at that address is (415) 518-5942

The following material corporate events occurred in 2006 and the first half of 2007:

•

On April 5, 2006, PSi Chengdu, the company’s operating facility in Chengdu, Sichuan, China, informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi Chengdu. Commercial operations ceased by the end of April 2006, with loading from the Chengdu facility having been partially shifted to PSi’s facility in Laguna, Philippines. We recognized a total of US$2.7 million in asset impairment charges in 2005, while severance and liquidation costs associated with the discontinuance of China operations amounted to US$0.8 million in 2006.

•

On June 30, 2006, we notified the SEC that the December 31, 2005 Annual Report on Form 20-F would be delayed and that we expected to file the 20-F no later than 45 days from the prescribed due date of June 30, 2006.

•

On July 13, 2006, we received a Nasdaq Staff Determination Letter indicating that we failed to submit our Annual Report on Form 20-F for the year ended December 31, 2005 as required by Marketplace Rule 4320 (e) (12), and that our securities were, therefore, subject to delisting from the Nasdaq Capital Market pending a hearing before the Nasdaq Listing Qualifications Panel.

•

On July 17, 2006, we received a Nasdaq Staff Deficiency Letter indicating that we failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E). We were provided 180 calendar days, or until January 16, 2007, to regain compliance with the minimum bid price requirement of $1.00 per American Depository Share of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement had not been met by January 16, 2007, Nasdaq staff would provide us with an additional 180 calendar day compliance period only if we meet certain other listing criteria.

•	On July 19, 2006, we requested an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the Staff determination to delist our securities from the Nasdaq Capital Market.

•

On July 21, 2006, we received a notice from Nasdaq that the delisting action referenced in the Nasdaq Staff Determination Letter of July 13, 2006 has been stayed, pending a final written decision by the Nasdaq Listing Qualifications Panel.

•

On July 24, 2006, the Company filed an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 to reflect the following: (a) adoption of Financial Accounting Standards Board Interpretation No. (FIN) 46(R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, (b) correction of errors with respect to the presentation of restricted cash as a separate item in the 2004 consolidated balance sheet, (c) correction of the accounting for the change in the assumed rate at which pension benefits could be effectively settled and (d) correction for the misclassification of certain general and administrative expenses that should be presented as cost of sales and selling and marketing expenses for the years ended December 31, 2004, 2003 and 2002.

•

On August 16, 2006, the Company filed its Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 and subsequently received a Nasdaq Staff letter on August 17, 2006 indicating that the Form 20-F filing delinquency referenced in the Nasdaq Staff Determination Letter of July 13, 2006 had been cured.

•	On December 12, 2006, Nasdaq Staff notified us that we had regained compliance with the minimum bid price requirement referenced in the Nasdaq Staff Deficiency Letter of July 17, 2006.

•

On March 13, 2007, Thelma G. Oribello, our Senior Vice President and Chief Finance Officer resigned and moved to Jakarta, Indonesia. Ms. Oribello spent over 11 years with the Company as Chief Finance Officer. On January 16, 2007, the Company appointed Mr. Francisco H. Suarez, Jr., formerly the Chief Finance Officer of SPI Technologies, as our new Chief Finance Officer. Mr. Suarez has over 25 years work experience specializing in corporate finance covering the Business Process Outsourcing sector including over 20 years in commercial and investment banking.

•

On April 16, 2007, we appointed Mr. Thomas Moersheim as our new Chief Technology Officer. Mr. Moersheim replaced Mr. Jim Knapp who resigned on May 31, 2006. Mr. Moersheim has over 22 years of work experience with NXP Semiconductors Philippines, Inc. formerly Philips Semiconductors Philippines, Inc), holding various executive positions in Innovation, Customer Support, and Quality and Reliability. Prior to joining us, Mr. Moersheim was the Director for Subcontract Management Philippines of NXP Semiconductors, Industrial Strategy and Operation.

•	On June 29, 2007, we filed Form 12b-25 notifying the U.S. SEC that we will file the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 no later than 15 days after June 30, 2007.

B. Business Overview

Power Semiconductor Assembly and Test Services

We provide comprehensive power semiconductor assembly, test and drop shipment services to meet the needs of our customers. Power semiconductors are single and multi-function semiconductor devices that regulate, control, switch and manage the electrical power used in all electrical devices such as automotive systems, communications and networking equipment, computers and peripherals, consumer electronics, electronic office equipment and industrial products, and home appliances, among others. Power semiconductors typically operate from 35-1200 volts.

Assembly services. We provide a full array of assembly services for power conversion and power management semiconductors. Assembly services refers to the process by which power semiconductors are packaged. The semiconductor package is critical to a chip’s performance and functionality and is the interface that allows the semiconductor device to connect to the end product (i.e. printed circuit boards). Packaging serves to protect the chip and facilitate electrical connections and heat dissipation.

We work exclusively with assembly processes that use lead frames or leaded assembly, the only assembly design that can accommodate the high voltage requirements of most power semiconductors. Power assembly differs from non-power assembly because it often requires special solder alloy die bonding machines and heavy-duty wire bonding machines. In addition to the alloy die bonding capability, we provide our customer with an epoxy-based and eutectic die bonding capability. Equipment designed for traditional non-power wire bonding cannot accommodate the large diameter wire required for power semiconductors. Power wire bonding equipment is also moderately more expensive than non-power wire bonding equipment, although the former has a longer useful life.

Although the outside appearance of power conversion packages has experienced minimal changes, packaging technology and know-how have continued to evolve to meet the requirements of increasingly complex semiconductors. The chart below illustrates the major steps in the assembly and test process.

Design services. We also offer our customers design services to address their power packaging needs. When implementing new or custom package orders, we interact with customers early in the design process to optimize package design and ensure manufacturability. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype development, we help our customers reduce product development costs, accelerate time-to-volume production, and ensure that new designs are properly packaged at a reasonable cost.

Test services. We provide final test services for power semiconductors. Final test is the last stage in the back-end semiconductor production process before shipping the completed package. We use sophisticated test equipment owned by us, as well as those consigned to us by some of our customers, to test the electrical or product application attributes of each semiconductor.

We have the capability to test most of the power semiconductors we assemble. Outlined below is a brief description of our test capabilities:

•	Parametric Test. Capable of testing all known discrete parameters (diodes, thyristors, bipolar transistors, MOSFETS, IGBTs) and analog voltage regulators;

•	Avalanche Testing or Unclamped Inductive Load Switching Testing (UIL/ISB). Tests the capability of the device to handle high voltage applications such as motors and power supplies;

•	Thermal Resistance Test. Tests the devices’ thermal response to detect potential assembly problems;

•

Reverse Recovery Time Testing (TRR). Measures the time it takes for current to go to zero when switching the flow of electricity from forward to reverse. This test measures the time it takes for the device to completely turn off;

•	Q+ Testing. A second DC test;

•	Integrated Serial Testing. Incorporates various tests into one pass or insertion;

•	Package Isolation Testing. Tests the ability of the package to withstand electricity flow from the electrical leads to the mounting surface; and

•	Embossed Carrier Taping. Process of inserting tested units into each pocket of the embossed carrier tape for automatic placement or mounting into the printed circuit board.

Materials management and drop shipment services. We provide our customers with a full range of materials procurement services and work with key raw material and equipment suppliers to ensure reliable production readiness at reasonable cost. We have installed a materials resource planning system that allows us to maximize the use of information technology in managing inventory. We also provide packaging for shipment, including embossed carrier taping for surface-mount packages and paper-taping for standard packages. We provide drop shipment services, including the delivery of final tested semiconductors, to our customers’ end-customers in most parts of the world.

Non-Power Semiconductor Assembly and Test Services

We provide assembly, test and special process services for standard non-power semiconductors to maintain long-established customer partnerships. Non-power integrated circuit semiconductors typically operate at lower power levels and integrate multiple functions such as processing and conveying complex information in electronic form. We have assembly lines for a number of standard non-power packages that accommodate various customer requirements. Some of our non-power services are organized as dedicated business units such as a captive test line for various packages for Vishay Intertechnology Asia PT and Microsemi.

Packages

We offer semiconductor packages for both power semiconductor and standard non-power semiconductor applications. Historically, our first package offerings were for standard non-power applications including metal cans for devices such as Field Effect Transistors (“FETs”). and diodes. In 1994, we began offering semiconductor packages specifically for power semiconductor applications. Since 1995, we have focused primarily on providing power semiconductor assembly, test services and packaging, increasing that portion of our business to represent approximately 96.8% of revenue in 2006. In 2004, we started offering and qualifying our Power Quad Flat No-Lead (“PQFN”) packages to our customers. The following table sets out for the periods indicated the percentage of our revenue (including revenue generated by discontinuing operations) by package type:

	Years ended December 31
	2002	2003	2004	2005	2006
Power Semiconductors	89%	94%	95%	97%	97%
Non-power Semiconductors	11%	6%	5%	3%	3%

TOTAL	100%	100%	100%	100%	100%

Power Packages and Applications. Power semiconductors can be found in a vast array of everyday products. We believe we offer our customers the broadest line of power semiconductor packages in the industry. Our packages offer either standard or advanced thermal and electrical characteristics to accommodate varying power semiconductor applications. We focus our package development on producing improvements to existing customer designs and providing packages that are advanced, durable and cost effective for our customers.

Our power packages are both leaded packages and no-leaded. Leaded packages for power semiconductors product are characterized by metal leads protruding from one or more sides of the package. The metal leads serves as the interconnect medium for the encapsulated semiconductor chip to the outside environment. When attached to a printed circuit board, the metal leads is used to integrate the semiconductor device into the end product. We offer leaded packages that are used in traditional pin-through-hole technology and advanced surface mount technology. Our pin-through-hole packages are designed to be plugged into printed circuit boards by soldering the leads inserted through holes on the board and are generally used for applications with high power requirements and minimal space restrictions. Our surface mount technology packages soldered on lands or pads on the surface of the printed circuit boards and are generally used for applications with height restrictions. The Power QFN package is a quad, flat pack, no lead surface mounted package. The small size and weight along with excellent thermal (heat dissipation) and electrical performance make the package suitable for portable handheld applications where size, weight and package performance are required.

Nearly all of our power semiconductor packages can accommodate more than one power semiconductor product application. Power semiconductors can serve a number of product applications, including input rectification, control/switching and output regulation. Input rectification generally refers to converting alternating current—(AC), to direct current—(DC). Controlling or switching ON/OFF of the current/voltage entering a circuit is one of the basic functions of a discrete semiconductor device. Finally, output regulation means maintaining the input signal at a specified value needed by the circuit.

Outlined below is a brief description of power semiconductor products that we assemble and test:

•	Diodes. Schottky, ultra fast and general purpose (rectifiers) diodes used in high frequency circuits or switch mode power supplies.

•

PowerMetal Oxide Semiconductor Field Effect Transistors (MOSFETs). Switching and control devices that combine fast switching, and low on-state resistance in a cost effective design. They serve a large percentage of the need for power control devices.

•

TriacsTRIACS, Silicon Controlled Rectifiers (SCR) and Thyristors. Commonly used as triggering and control switching devices. They are an essential element in the control of electrical motor speed in appliances and equipments.

•

Voltage Regulators. Often used as a voltage protection and power control device in electronic systems. A voltage regulator ensures a constant DC output voltage regardless of changes in a range of load current and input voltage.

•

Transient Voltage Suppressors (TVS). Control devices used to provide voltage surge protection in non-power semiconductors. This device will safely protect sensitive equipment from sudden or abrupt changes in voltage supply that can damage the equipment or unit.

•	Power Bipolar Junction Transistors (BJTs). Medium speed switches used for power supplies of a wide variety of electronic products, ranging from computer peripherals to industrial equipment.

•	Insulated Gate Bipolar Transistors (IGBTs).A semiconductor device with a gate behavior similar to a MOSFET and a low on-state collector-emitter voltage similar to a BJT.

The following table lists the power packages we assemble and test:

Package Type and Lead Count	Product Application	End Market

SC-70 (5 leads)	diode, small signal transistor, voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-23 (3/5 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-223 (3 leads)	voltage regulator, bipolar, diode	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-89 (3 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

TO-126/SOT-32 (3 leads)	thyristor, triacs	home appliances

TO-92/DO-92 (3 leads / 2 leads)	transient suppressor, voltage regulator	office/communications equipment

TO-251/TO-252 (IPAK/DPAK) (3 leads/2 and 5 leads)	MOSFET, high power bipolar, voltage regulator, rectifier/diode, triacs	home appliances, personal computers, lighting, automotive

SOT-82 (3 leads)	thyristor, triacs	home appliances

Package Type and Lead Count	Product Application	End Market

PowerFlex™ (2, 3, 5, 7 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

Powermite™ (2 and 3 leads)	diode, rectifier, MOSFET, transient suppressor	communications, computers, consumer electronics

LFPAK™ (4 leads)	power transistor, thyristor, IGBT	personal computers, office and communications equipment, automotive systems

Power QFN (Various pad configurations, package sizes and no. of I/O terminals)	diode, small signal and power transistor, thyristor, voltage regulator	communications, computers, consumer electronics

TO-220/DO-220 (2, 3, 5, 6, 7 leads)	voltage regulator, MOSFET, thyristor, triacs, rectifier, diode	automotive systems, home appliances, office/industrial, personal computers, consumer electronics

TO-263 (2, 3, 5 leads)	MOSFET, IGBT, voltage regulator, diode, rectifier, thyristors	home appliances, personal computers

TO-220 full pack or isolated (3 leads/2 leads)	diode, rectifier, MOSFET, IGBT, thyristor, voltage regulator	home appliances, personal computers, automotive

SOT-93 (3 leads)	power transistor, thyristor, IGBT, rectifier thyristors	home appliances

TO-247 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, automotive

TO-264 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, lighting, automotive

SOT-227 (4 leads)	MOSFET, diode, rectifier, IGBT, power module	automotive systems, industrial equipment

Power Modules	rectifier, power transistor, thyristor, IGBT	industrial equipment, automotive systems, home appliances

Non-power packages and applications. We assemble and/or test a limited number of standard non-power semiconductor packages primarily for industrial, automotive and military use. The following table lists the non-power packages we assemble and/or test:

Package Type and Lead Count	Product Application	End Market

PDIP (8, 14, 16, 24, 48, 54, 64 leads)	digital signal processor, switch, amplifier	automotive, industrial, communications equipment

SOIC (8 leads)	Amplifier	industrial, consumer, communications equipment, computer

CERDIP (8, 14, 16, 20, 22, 24, 28, 40 leads)	amplifier, diode array	military, industrial equipment

Package Type and Lead Count	Product Application	End Market

CERPACK (3 and 40 leads)	amplifier, diode array	military, industrial equipment

Flatpack (10, 14, 16 leads)	amplifier, diode array	military, industrial equipment

CLCC (3 and 20 leads)	amplifier, diode array	military, industrial equipment

Metal cans (2, 3, 4, 6, 7, 8, 10 pins)	amplifier, diode array	military, industrial equipment

Metal cans (2, 3, 4, 6, 7, 8, 10 leads)	field effect transistor, diode, amplifier	military/commercial, automotive, communications equipment

Packages and processes under development. Power semiconductor form-factor and performance requirements continue to evolve to meet ever-increasing demands of end-market applications. We are currently developing packages and related processes to address the need for:

•	Advanced interconnect capability, e.g. aluminum ribbon bonding and heavy wire bonding for PQFN packages.

•	Aluminum wire to copper bonding;

•	Dual and multi-die packaging;

•	Stacked Die Power QFN products

•	Solder Screen printing process

•	Wafer back-grinding process

•	Packages that meet MSL 1 260°C requirements;

•	Environmentally friendly assembly materials and processes;

•	Cost effective materials.

We also continue to increase our support functions for thermal and mechanical stress analysis and board level reliability characterization. We offer a full range of package functional testing and product analysis for all of our existing packages and packages under development. We have a full service reliability laboratory that can subject assembled semiconductor products in a wide range of reliability tests.

The Semiconductor Industry and the Power Semiconductor Market

Semiconductors are critical components used in an increasingly wide variety of applications. They are used in telecommunications and networking systems, computers and computer peripherals, consumer electronics and home appliances, electronic office equipment, automotive systems and industrial products. According to the Semiconductor Industry Association, revenue for the worldwide semiconductor device market increased by 1.3% to $140.7 billion in 2002, 18.3% to $166.4 billion in 2003, 28.0% to $213.0 billion in 2004, 6.8% to $227.5 billion in 2005 and 8.9% to $247.7 billion in 2006, a record for semiconductor sales. Although the semiconductor industry is highly cyclical, it has grown by a compounded annual growth rate of 12.4% over the past 20 years based on SIA data. The industry’s downturns were caused by a number of factors in the past, including: overcapacity, reduced product demand due to excessive purchases in previous periods, obsolescence, the introduction of new products and technologies, reduction in personal disposable incomes and corporate information technology budgets and other factors, increased competition and lower pricing.

The power semiconductor market is a large and steadily growing segment of the semiconductor industry. Power semiconductors are found in virtually every electronic device as they are needed to switch electrical power on and off, regulate the flow of electricity through electronic devices, and protect electronic components from surges and wear and tear. Based on year-end SIA Blue Book Statistics, we estimate that the worldwide market for power semiconductors grew by 11.2% in 2006. Sales were $21.1 billion in 2005 and $23.5 billion in 2006. The volume shipments also increased from 312.8 billion units in 2005 and 347.6 billion units in 2006. The average selling price remained flat for the two-year period. IMS Research, a research company reveals however that the medium and long-term outlook for the market is very encouraging with Compounded Annual Growth Rate or CAGR of 8.3% forecast for the next five (5) years.

A number of factors contributed to the size of and growth in this industry segment. The proliferation of consumer electronic devices, wireless communications, and mobile computing are factors driving demand for new generations of power semiconductors that are smaller, lighter and more efficient. At the same time, new automotive and industrial applications are creating demand for more powerful, intelligent and reliable power semiconductors for which miniaturization is not a critical factor. Finally, electronics manufacturers are aggressively seeking to reduce manufacturing costs and time-to-market. These factors continue to spur demand for increasingly advanced power semiconductor solutions.

The power semiconductor market has over time, exhibited seasonality in its billings on a quarter-over-quarter basis. Based on statistics from the SIA, growth in quarter-on-quarter billings from power semiconductors were the highest during the second and third quarters. Growth is lower in the first quarter and typically negative in the fourth quarter. We believe that the slow first quarter start of the industry is the result of lower demand visibility at the start of the year. As visibility increases over time, orders typically increase, prompting stronger second and third quarter sequential growth. Generally, third quarter billings are higher than fourth quarter billings as customers usually order product in the third quarter to sell during the Christmas season. With the end of the Christmas build, industry billings typically decline during the fourth quarter.

Power semiconductors are easily distinguished from non-power integrated circuit semiconductors. Power semiconductors typically operate at high power levels and perform a discrete function within an electronic system by converting or managing electrical current. The capabilities of power semiconductors are defined largely by the level of power they can handle and their efficiency in converting electric current into a more useful form. In contrast, non-power integrated circuit semiconductors typically operate at lower power levels and integrate multiple functions such as processing and conveying complex information in electronic form. The performance of non-power semiconductors is defined largely by the number of functions that can be integrated within a fixed amount of space on a semiconductor, often referred to as circuit density. Circuit density for non-power semiconductors has increased rapidly over time as a result of improved semiconductor manufacturing and design technology. Rapid increases in circuit densities have led to shorter product life cycles for non-power semiconductors. Power semiconductors have undergone relatively less miniaturization and integration than non-power semiconductors because power semiconductors are required to manage and convert high levels of power, which generate significant amounts of heat. The result is that the power semiconductor market has been characterized by longer product life cycles and less severe average selling price erosion than the market for non-power semiconductors.

Semiconductor Production Process: Front-end and Back-end

The semiconductor production process can be divided into two sequential sub-processes commonly referred to as front-end and back-end production, both of which contain many steps. The entire process, both front-end and back-end production, is complex and requires sophisticated engineering and manufacturing expertise. The diagram below summarizes the process.

Front-end Production: Wafer Fabrication. Front-end production refers primarily to wafer fabrication. It starts with a clean disc-shaped silicon wafer that will ultimately become many silicon chips. First, a photomask that defines the circuit patterns for the transistors and interconnect layers is created. This mask is then laid on the clean silicon wafer and is used to map the circuit design. Transistors and other circuit elements are then formed on the wafer through photolithography. Photolithography involves a series of steps in which a photosensitive material is deposited on the wafer and exposed to light through a patterned mask; unwanted exposed material is then etched away, leaving only the desired circuit pattern on the wafer. By stacking the various patterns, individual elements of the semiconductor chip are defined. During the final phase of the front-end production process, each individual chip on the wafer is electrically tested to identify properly functioning chips for assembly.

Back-end Production: Assembly and Test. Back-end production refers to the assembly and test of individual semiconductors. The assembly process is necessary to protect the chip, facilitate its integration into electronic systems, limit electrical interference and enable the dissipation of heat from the device. Once the front-end production process is complete, the wafer is transferred to an assembly facility, where it is sawed into individual semiconductor chips. These semiconductor chips are then individually attached by means of an alloy or an adhesive to a lead frame, a metallic device used to connect the semiconductor to a circuit board. Leads on the lead frame are then connected by aluminum or gold wires to the input/output terminals on the semiconductor chip through the use of automated machines known as wire bonders. Each semiconductor device is then encapsulated in a plastic molding compound or ceramic case, forming the package.

After assembly, power semiconductors are tested for different operating specifications, including functionality, voltage, current and timing. The completed packages are then shipped to the customer or to their final end-user destination through drop shipment.

The Trend Toward Outsourcing

In the past, most semiconductors were produced internally by independent device manufacturers, or IDMs. These IDMs designed, manufactured and assembled semiconductors specifically for their own end products.

This required IDMs to have expertise and equipment for both front-end semiconductor design and fabrication and back-end assembly and test processes. Today, the trend is for IDMs to outsource as much of the manufacture and assembly process as possible. IDMs increasingly are focusing their efforts and resources on semiconductor design, where they can best differentiate their products from competitors and away from the assembly and test process.

The principal economic rationale behind the semiconductor outsourcing model is that it reduces risk for both IDMs and independent semiconductor assembly and test service providers. For IDMs, outsourcing allows them to focus on their core competency of wafer semiconductor design and fabrication, shifts manufacturing and utilization risk to the independent service providers, reduces their capital expenditure requirements and grants them access to new package technologies. For assembly and test service providers, outsourcing supplies them with a diversified customer base to ensure high equipment utilization rates, reduces dependence on the success of any single semiconductor offering and exposes them to the latest technologies employed by numerous leading IDMs. Additionally, outsourcing benefits both parties by enabling assembly and test service providers to develop a core competency and efficiency beyond that which an IDM could maintain in-house.

On June 19, 2006, we entered into a Sales and Investment Agreement with Infineon Technologies Inc. for the assembly and test of certain of its packages at committed volumes at a certain level of committed prices for a period of one year. In turn, we will make additional investments in assembly and test equipment. This trend is consistent with the general trend toward outsourcing in the power semiconductor industry. We believe that this trend towards increased outsourcing coupled with the overall market size for power semiconductors creates opportunities for independent power semiconductor assembly and test companies.

Suppliers

We have two primary categories of suppliers: equipment suppliers and raw materials suppliers. We periodically purchase equipment through several suppliers to meet our assembly and testing requirements. We have no binding supply agreements with any of our equipment suppliers and orders are placed on an as needed basis.

The principal raw materials used in our assembly process are lead frames, molding compound and gold/aluminum wire.

The pricing of our raw materials is currently dictated by the increases in the prices of commodities, which influence total cost. Copper for instance has significantly increased for the past 4 years. In 2004, Copper was at $3,144 per ton based on the historical London Metal Exchange. Copper was at $4,585 per ton in 2005 and $6,280 per ton in 2006. Because copper is the biggest component of our lead frames, a pre-negotiated formula was agreed to almost all lead frame suppliers and reviews for price changes is usually done every quarter. The price of gold wire used for wire bonding changes according to the price of gold in world commodity markets. The price of other commodities used in our raw materials and manufacturing process also changes according to the price of these commodities in world commodity markets. We negotiate with our customers to absorb the impact of these price increases, however, such negotiations may not always be successful. In 2007, we have continued to focus on cost reduction, especially with regard to material and supplier substitution, improvement on material rejection and freight/brokerage reduction. We review weekly the detailed plans defined to support the strategies developed to attain its cost reduction targets.

Crude oil prices were higher by 40.5%, gold prices were higher by 25.8%, silver prices were higher by 50.9%, copper prices were higher by 37%, and nickel prices were lower by 158% in 2006 as compared to 2005. We review and discuss price changes weekly in an internal Cost Review Committee, to develop short-term and long-term strategies and action plans to manage and lower our raw materials costs. For lead frames, we review the prices on a quarterly basis due to the increasing trend in copper prices.

Deliveries of lead frames are based on notice from the Purchasing Department. We provide suppliers with purchase order coverage according to their lead times and also provide them with weekly forecast of demand, which becomes their reference for ordering materials and initiating production. For molding compounds and packaging materials, we have warehousing agreements with two (2) major suppliers wherein each supplier maintains buffer stocks in the warehouse. We will only require delivery according to dice availability from customer. For spare parts we maintain six (6) major suppliers, each under a consignment agreement.

We generally purchase raw materials based on non-binding forecasts provided by our customers. Our customers are generally responsible for any unused raw materials that result from a forecast exceeding actual orders. We however may not be successful all the time in enforcing such requirement from our customers. We work closely with our primary raw materials suppliers to insure that materials are available and delivered on time. We are now moving towards supplier partnership with lead frames and molding compound suppliers. Such move increases the volume leverage thus increases the total cost advantage. We work with several mold manufacturers to produce mold tooling for the plastic packaging.

Marketing and Sales

Our marketing strategy focuses on the power semiconductor market. Our customer marketing efforts are tailored to the needs of leading manufacturers of power semiconductors. Our strategy is to deepen relationships with our current IDM customers by providing them with base capacity versus our historical business model of providing overflow or flux capacity. By providing our customers with base capacity, our customers are able to reduce their internal production capacities to us, thereby minimizing the volatility of our revenue and volumes.

We are developing a non-traditional market base for our existing assembly and test capabilities and capacities, by identifying and selling to companies without fabrication and/or assembly capabilities. Our current legacy products have been in existence for over two decades. Such packages have not merely lost their upward surge in market, where prices can go at premiums, but due to their maturity, have become very low margin products. Selling to fabless companies permits us to maintain a better price premium and somewhat cushions us from the volatility of the market. Fabless companies do not have the option of “pulling-in” to fill up internal capacity, and remain relatively loyal to their outsource partners.

We intend to co-develop leading edge packaging and inter-connect technology with our customers to meet their and their end customers’ specific power packaging needs. The Power QFN family of packages is an example of a leading-edge package. Through the intellectual property currently under development for this family of packages, we are co-designing devices with copper clip, and solder die attach, with the goal of meeting customer electrical requirements and industry reliability standards. On November 16, 2005, we filed a U.S. patent application for a method of putting isolated metallic interconnections onto a metallic substrate. In 2005, we qualified and produced the 3x3 Power QFN for our first customer for Power QFN. In 2006, we successfully qualified for production the 5x6 mm and 3.3 x 3.3 mm versions for the Power QFN for our next customers.

We offer our customers the opportunity to purchase only the assembly and test services they request without the obligation to purchase other services we offer. Our customers can also take advantage of our services on a back-end turnkey basis that includes assembly, final test and end-order fulfillment. In addition, we can work in conjunction with our customers to design cost effective, reliable packages to accommodate new chip designs.

The small number of existing and potential customers enables our primary market development efforts to be executed through executive-level discussions between potential customers and ourselves. We support our market development efforts with customer and product-specific technical teams assembled to address the specific needs of each customer design and order. Our marketing initiatives include participation in trade shows, customer calls, product sampling, technical bulletins and brochures, industry publications and news releases and a web site for general information purposes. As of December 31, 2006, we employed 14 professionals in marketing, sales and customer service.

Competition

The independent semiconductor assembly and test business is very competitive, with competition both from other independent assembly and test businesses and the internal capacity of major IDMs. We believe our primary competition is with the internal assembly and testing departments of many of our largest customers. The outsourcing of internal capacity by large IDMs represents our largest market opportunity. We compete to provide our customers with a lower-cost, turnkey outsourced solution to replace their internal capacity commitment. Our main independent competitors are those assembly and test businesses primarily engaged in the manufacturing of similar packages, including:

•	STATS ChipPAC, Ltd ;

•	Carsem Semiconductor Co., Ltd.;

•	Greatek Electronics Inc.;

•	AUK Corp

•	Enoch Semiconductor Corp.;

•	GEM Services;

•	Fastech Microassembly & Test, Inc.;

•	Hana Microelectronics Public Co., Ltd.;

•	Huashan Electronic Device Co.; and

•	Nantung Fujitsu

We compete indirectly with businesses that focus primarily on non-power integrated circuit semiconductor assembly and test, including:

•	Advanced Semiconductor Engineering, Inc.;

•	Amkor Technology, Inc.;

•	ASE Test Limited;

•	ASAT, Ltd.;

•	Siliconware Precision Industries Co., Ltd.;

•	Orient Semiconductor Electronics ;

•	Shinko Electric Industries Co. Ltd.; and

•	Advanced Interconnect Technologies, Inc.

We believe the principal elements of competition in the overall independent semiconductor assembly market include technical competence, sophistication of design services, quality, time-to-market, array of assembly services, production yields, and customer service. We believe that we compete favorably as a market leader in these areas within the independent power semiconductor assembly segment.

Our customers typically rely on at least two independent providers of assembly and test services. Independent providers of semiconductor assembly and test services must pass lengthy and rigorous qualification processes that can take up to three to six months for a typical leaded package. In addition, customers incur substantial costs in qualifying each new provider of semiconductor assembly and test services. Due to these factors and the heightened time-to-market demands of semiconductor end-users, semiconductor manufacturers incur significant costs in switching assemblers and are often reluctant to change or add assemblers.

Many of our primary independent competitors have significant assembly capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. Many of these companies also have established relationships with the same semiconductor companies, which are our current or potential customers.

Government Regulations

No local legislation has been passed which specifically regulates the semiconductor industry in the Philippines. However, we are subject to laws of general application in the Philippines, including the Corporation Code, the Local Government Code, the Tariff and Customs Code, the Securities Regulation Code, the National Internal Revenue Code, laws on environmental matters (see “—Property, Plant and Equipment—Environmental Matters”), the Special Economic Zone Act of 1995 (R.A. No. 7916), rules and regulations issued by the Philippine SEC, the Bangko Sentral ng Pilipinas (Philippine Central Bank), the Board of Investments, the Bureau of Internal Revenue, the Philippine Economic Zone Authority (PEZA), the Department of Environment and Natural Resources, and other government agencies.

Our Approach and Strategy

We are a leading independent provider of power semiconductor assembly and test services to the power semiconductor market. We provide comprehensive assembly and test services to a diverse customer base which includes most of the major power semiconductor manufacturers in the world. Our top five power semiconductor customers represented 91.2% of our revenues in 2006:

•	Infineon Technologies, Inc;

•	STMicroelectronics;

•	Semiconductor Components Industries, Ltd. (ON Semiconductor);

•	Philips Semiconductor Philippines, Inc. and

•	Power Integration, Inc.

We provide our customers with a broad array of packages and services designed specifically for power semiconductors. We use our expertise in power assembly and test to benefit our customers and collaborate with them to design new power packages to address their enhanced thermal and electrical product performance requirements. We believe our focused assembly and test expertise in the power semiconductor segment, our broad package offerings and our turnkey service capability makes us a preferred service provider for outsourced assembly and test services in the power semiconductor market.

We benefit from our location in the Philippines. In addition to being a low cost manufacturing center, the Philippines has become a hub for semiconductor assembly and test manufacturing services. Several major semiconductor manufacturers have located assembly and test facilities in the Philippines, including Intel, Fairchild Semiconductor, ON Semiconductor, Philips and Texas Instruments, as well as a number of independent assembly and test companies. We benefit from this concentration of assembly and test business in the Philippines because it has created a pool of professionals trained in assembly and test services and a community of businesses focused on packaging technology.

Our Customers

We provide power and non-power semiconductor assembly and test services to over 20 customers. Our power semiconductor customers include most of the major power semiconductor companies in the world.

Our top five customers accounted for approximately 81% in 2004, 87% in 2005 and 91.0% in 2006 of total revenue (including revenue generated by discontinuing operations). Our largest customer accounted for approximately 30% in 2004, 34% in 2005 and 48% in 2006. The following table sets forth the Company’s top five customers as a percentage of revenue for the years 2004, 2005 and 2006:

Percentage to Total Revenue
2006
Infineon Technologies, Inc.	47.7
Spett.le ST Microeletronics	17.8
Semiconductor Component Industries, Inc.	13.8
NXP Semiconductors (formerly Philips Semiconductors)	8.1
Power Integration, Inc.	3.6
Total	91.0
2005
Infineon Technologies, Inc.	34.5
Philips Semiconductor	17.3
Spett.le STMicroelectronics	16.2
Semiconductor Components Industries, Ltd.	13.7
Texas Instruments, Inc.	5.0
Total	86.7
2004
Infineon Technologies, Inc.	30.2
Spett.le STMicroelectronics	17.5
Semiconductor Components Industries, Ltd.	13.7
Philips Semiconductor	10.5
Texas Instruments, Inc.	9.0
Total	80.9

The table below sets forth our significant power and non-power customers ranked in terms of our revenues for the year ended December 31, 2006:

Power Services	Non-Power Services
Infineon Technologies, Inc.	Vishay Intertechnology Asia PT
Spett.le STMicroelectronics	Texas Instruments Phils., Inc.
Semiconductor Components Industries, Ltd.	Microsemi Corp
Philips Semiconductors Philippines, Inc.
Power Integration, Inc.
Texas Instruments, Inc. (USA)
Vishay Intertechnology Asia PT
Microsemi Corp Integrated Products
Bourns Limited

The following table sets forth our revenues (including revenue generated by discontinuing operations) by geographic region (customer domicile):

Geographic Region	2004	2005	2006
United States	30.7%	25.2%	22.4%
Europe	61.7%	69.7%	71.6%
Asia	7.6%	5.1%	6.0%

Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog. Eleven of our customers have placed equipment on consignment with us in our facilities. We are also contractually obligated to make capacity available to selected customers.

Customer Support

We interact very closely with our customers throughout the qualification stage and production process. We assign a customer service professional to coordinate with the account team composed of package development, process engineering, manufacturing and customer service and logistics support. We also provide immediate technical assistance during the development stage, and detailed electronic information of important indices relevant to the performance of our customers’ products once in full production.

Quality Management

We are committed to delivering defect-free products and timely services to the utmost satisfaction of our customers with the goal of continuously improving quality, service efficiency, cost and technology, while ensuring product safety and the well being of our employees, customers, users and the environment. We believe quality is the responsibility of each individual employee in the Company. Quality ownership is implemented through Total Control Methodology (TCM), a discipline approach benchmark from Motorola in the early years of PSi. We have implemented and count Advanced Product Quality Planning and Control Plan, Potential Failure Mode and Effect Analysis (FMEA), Poka Yoke, seven Quality Tools, 8D and Smart PSM as among our quality control, monitoring and solving tools and techniques. We believe that our corporate-wide commitment to quality and our total quality management system are key elements of our semiconductor assembly and test operations. As of December 31, 2006, we employed 39 professionals, engineers, technicians and other personnel dedicated solely to quality control (30 in the Taguig facility, 9 in the Laguna facility).

Our facilities in Taguig and Laguna are ISO 9001/2000 certified. The Taguig and Laguna sites are also ISO14001 and TS16949 certified. We are the first Philippine company to be given the TS16949 (1999 version) certification in the Philippines. Our Laguna facility is a Bosch-certified site, with a rating of “A”. ISO 9002 is a worldwide manufacturing quality certification program regarding industrial quality systems that is administered by a third party certifying body, in our case TUV Product Service, under the auspices of the Independent

Standards Organization. ISO14001 is an Environmental Management System Certification. TS 16949 is the Quality Management System for Automotive devices. It is the international version of QS 9000 (manufacturing certification program used mainly by American car manufacturers) and harmonizes the QS 9000 requirements with other requirements generally used by European car manufacturers.

Our Taguig facility is listed in Mil-PRF-38535 programs of the United States Defense Supply Center Columbus (US DSCC). Certification through these programs is required in order to supply products for U.S. military defense use. In January 2005, our Taguig facility was awarded the ANSI ESD S2020 Certification, a standard that provides administrative, technical requirements and guidance for establishing, implementing, and maintaining an ESD Control Program to protect electrical or electronic parts, assemblies and equipment susceptible to ESD damage from Human Body Model (HBM) discharges greater than or equal to 100 volts. We are also certified by Infineon, ON Semiconductor, Texas Instruments, Philips and ST through their supplier development programs.

Certain of our products have passed the rigorous Moisture Sensitivity Level 1 tests, a standard traceable to JEDEC (formerly known as Joint Electron Device Engineering Council—a semiconductor engineering standardization body of the Electronic Industries Alliance, a trade association that represents all areas of the electronics industry) J-STD-020B requirements, and Underwriters Laboratory for Industrial Safety. The MSL’s are expressed in numbers, with the MSL number increasing with the vulnerability of the package to moisture. MSL 1 corresponds to packages that are not sensitive to moisture ingression even at an ambient condition of 100% Relative Humidity.

In September 2004, our Taguig facility was the first Philippine-based company awarded the Asia Pacific Quality Award (Best of its Class Distinction). In 2002, we were awarded the Philippine Quality Award (Level II) for Proficiency in Quality Management. The Philippine Quality Award is the Philippine equivalent of the U.S. Malcolm Baldridge Award, which is considered to be one of the most prestigious national awards.

Insurance

We maintain insurance policies (Industrial All Risks [IAR]) covering some types of losses, including losses due to business interruption and losses due to fire, typhoon, flood and earthquake, which we consider to be adequate. Our insurance policies cover our buildings, machinery and equipment as well as the machinery and equipment of our customers. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. Other coverage includes marine open and marine inland policies, which includes all importations of various goods and raw materials as well as transfer of goods from one location to another. We also have coverage for all company owned transportation equipment. Business travel insurance is also in place whenever key personnel leave for travel, whether local or international. However, we are not insured against the loss of any of our key personnel. In addition, we maintain insurance policies covering directors and officers liability, and entity coverage relating to securities related claims.

C. Organizational Structure

In December 1999, we completed a corporate reorganization to provide us with enough shares to list on the Nasdaq as part of our ADS offering in March, 2000. This reorganization entailed two steps: (i) our organization—that is, the organization of PSi Technologies Holdings, Inc.—as a Philippine corporation and (ii) the exchange by the shareholders of PSi Technologies, Inc., our principal operating subsidiary, of their common and preferred shares of PSi Technologies, Inc. for common shares of PSi Technologies Holdings, Inc., with the exception of specific nominee director qualifying shares. See “Item 7—Major Shareholders and Related Party Transactions.”

Subsequent to the signing of an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone in the PRC, our principal operating subsidiary incorporated PSi Technologies China Holdings Co. Ltd., a Mauritius

registered company, on December 22, 2003 as a holding company for the China operating company. PSi Technologies China Holdings Co. Ltd., then incorporated PSi Technologies Chengdu Co. Ltd., a PRC registered company, on January 15, 2004. PSi Chengdu is the Company’s operating subsidiary in China.

On April 5, 2006, we informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi’s facility in Chengdu, Sichuan, China. Commercial operations of PSi Chengdu ceased on April 30, 2006, with loading from the Chengdu facility partially shifting to PSi’s facility in Laguna, Philippines. PSi Chengdu is currently in the process of liquidation and dissolution.

The following chart shows our corporate structure as of December 31, 2006.

D. Property, Plants and Equipment

Facilities and Real Property

Our headquarters, administrative offices and principal assembly and operations are located at our Taguig facility in Metro Manila, Philippines. We have a second operational assembly operation at our Laguna facility located approximately 30 miles south of Manila. Another assembly operation at our facility in Chengdu City, Sichuan Province, PRC ceased operations effective April 30, 2006. Our Philippine-based operations are close to major Asian semiconductor foundries and provide easy air, land and sea access and rapid customs processing and shipment.

We have occupied our Taguig facility since 1988. Our Taguig facility is housed in a series of structures totaling 19,264.1 square meters or 207,282 square feet, on a site consisting of approximately 25,650.1 square meters or 275,995 square feet. There are 6,780.5 square meters, or 72,958 square feet, dedicated to assembly and test operations. This facility is designed to accommodate 1,282.4 square meters, or 13,798 square feet, of test space and 5,498.1 square meters, or 59,159.7 square feet, of assembly space. PSi owns the leasehold improvements. Food Terminal Inc., a wholly owned government entity, leases the property to us. Additional land and buildings within the zone were sub-leased to us from Tierra Factors Corporation, an independent third party, which in turn leased the land from Food Terminal Inc. The land lease arrangement with Food Terminal Inc. and sub-lease arrangement with Tierra Factors Corporation, both of which expired in 2004, was consolidated into a single lease arrangement with Food Terminal Inc. in June 2005 and is scheduled to expire in August 2020. In 2001, we also leased an adjacent warehouse that now serves as our second Annex facility in Taguig. This is under a lease agreement with Food Terminal Inc. and will expire in 2015. As of May 17, 2004 and subject to terms and conditions, our Taguig facility is registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority (PEZA).

We have occupied our Laguna facility since September 1999. The building is approximately 5,897 square meters, or 63,452 square feet, with 3,832.9 square meters, or 41,242.3 square feet, dedicated to assembly and test operations, and located on 8,612 square meters, or 92,655 square feet, of land. This facility is designed to accommodate 742.4 square meters, or 7,988 square feet, of test space and 3,093.5 square meters, or 33,286 square feet, of assembly space. We lease the land and building under an eight-year lease from RBF Development Corporation, an independent third party. During the term of our lease, we have an option to purchase the building and, subject to foreign ownership restrictions under the Philippine Constitution, we also have an option to purchase the land.

We had a third facility which we acquired through our subsidiary, Pacsem Realty, Inc. at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We deferred its activation due to the effects of the downturn of the semiconductor industry and the recent registration of our Taguig facility under the PEZA. In light of this and the establishment of a new facility in China, we entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every 6 months in 6 equal payments through January 2008. On June 28, 2006, Pacsem Realty, Inc. entered into a Deed of Absolute Sale with IGC Realty for the sale of Pacsem Realty’s 35,033 square meter unutilized property amounting to $1.3 million payable in full upon the execution of the contract. In accordance with the impairment review done in 2004 and 2005, which includes a company-wide evaluation of underutilized and/or unutilized assets and appraisal of the real properties, we took an asset impairment charge of $1.3 million in 2004, and $1.4 million in 2005 against its carrying cost.

PSi Technologies, Inc. signed an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone (CHTZ) on December 7, 2003. As part of the agreement, PSi Technologies, Inc. leased for a period of three years with option to purchase within the three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Sichuan Chengdu Export Processing Zone, Chengdu City, Sichuan Province, People’s Republic of China. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. A formal lease agreement was signed with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CHTZ, on January 19, 2004. On April 5, 2006, we informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close the facility in Chengdu, Sichuan, China. Commercial operations of PSi Chengdu ceased on April 30, 2006. PSi Chengdu is currently in the process of liquidation and dissolution.

Equipment

We depend on a limited number of manufacturers for the assembly and test equipment we use in our assembly and testing process. In periods of high demand, the lead times from order to delivery of our assembly and test equipment can be as long as four to six months. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our performance specifications.

The primary equipment used in providing our assembly and test services includes wire bonders, mold systems, plating and singulation systems, marking systems, testers and handlers. Wire bonders are used to attach the silicon-based chip to the lead frames using gold or aluminum wire. The majority of our wire bonders are designed for aluminum wire used specifically in power semiconductor assembly. The mold systems are used to encapsulate each semiconductor using a molding compound. Plating systems are used to cover the leads and heat-sink with solder alloy materials to provide good soldering. Singulation systems are used to segregate encapsulated and plated semiconductors attached in strips into individual units. Marking systems are used to imprint an alphanumeric identifier on the package. Testers and handlers are used to test the electrical and thermal characteristics of the product.

The following table lists the major assembly and test equipment by type, number in use and the principal supplier or manufacturer of the equipment we use:

Type of Equipment	Number in Use	Supplier/Manufacturer
Wire bonders	1 unit triple head (PSi-owned) 131 units Dual Head (74 units PSi-owned) 176 units Single Head (166 units PSi-owned)	Delvo Orthodyne ASM K&S Samsung Kaijo
Die bonders	173 units (127 units PSi-owned)	Esec ASM Swissline ITEC
Integrated DA-WB	6 units (PSi-owned)	Shinkawa
Clip Bonders	3 units (1 unit PSi-owned)	Esec Swissline
Mold systems
—mold presses	86 units (62 units PSi-owned)	Fusei Fujiwa Kras
—mold tools	180 units (125 units PSi-owned)	CPC Micron Hanmi SWM Kras Top-A KMC
—auto mold system	14 units (10 units PSi-owned)	TOWA Boschman FICO
Plating systems	16 units (12 units PSi-owned)	MECO CEM HBS Compal
Semi-auto and full-auto trim/form/singulation systems	171 units (119 units PSi-owned)	Samil Kras Triad Hanmi KMC Micron Yamada Top-A Towa WKT
Testers	299 units (188 units PSi-owned)	Tesec Lorlin LTX CATS Statec ITEC
Test handlers	217 units (139 units PSi-owned)	Tesec MCT Ismeca ITML KEC/Taesuk Sessco Spartan Wintech

Environmental Matters

Our operations are subject to regulatory requirements and potential liabilities arising under Philippine laws and regulations governing among other things, air emissions, wastewater discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials and wastes. We are also compliant to international agreements covering environmental issues like the Geneva Convention, Basel Convention, Kyoto Protocol and the requirements of the European Union on banned and regulated substances, such as Restriction on Hazardous Substance or RoHS. Our Taguig and Laguna Facilities are ISO14001 certified and have been awarded the Certificate of Green Partnership by Sony.

The Environmental Management Bureau (EMB) and Laguna Lake Development Authority (LLDA) are government-implementing and regulating bodies that oversee air emissions, hazardous waste management and wastewater discharges. The Philippine Nuclear Research Institute (PNRI) and the Philippine National Police (PNP) both government-implementing bodies, provide our respective licenses for radioactive materials and use of nitric acid. Permits on pollution control or emission source installations and on transportation of wastes are being issued by the EMB of the National Capital Region (NCR) while the LLDA issues our wastewater effluent discharge permit.

In July 2004, PSi Technologies Laguna received an Ex-Parte Order No. PH-04-09-166 from the LLDA for failure to conform to the Effluent Standard for Class C Waters in terms of pH, Total Settleable Solids (TSS), Biological Oxygen Demand, and lead for our Taguig facility. This order required PSi to pay a penalty of Php1,000 per day from July 2004 to March 2006. In March 2006, PSi passed the requirements of the effluent standards. We have paid the corresponding penalties, including the environmental users fee, thereby satisfying the requirements for the dismissal of the case and obtaining the release of the discharge permit covering May 2006 to April 2007. Our Laguna facility is fully compliant with all the government environment standards and regulatory requirements. The plant has programs on waste minimization, toxic and hazardous waste management and air and water management. To ensure that we are meeting the government’s waste water standards, we constructed a waste water treatment plant in October 2005. The plant was commissioned in February 2006.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the fiscal years ended December 31, 2006, 2005 and 2004. This discussion should be read in conjunction with our consolidated financial statements and related notes included in Item 18 of this Annual Report on Form 20-F/A. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in “Item 3—Key Information—Risk Factors” as well as those discussed below and elsewhere in this Annual Report on Form 20-F/A. Our audited consolidated financial statements are reported in U.S. dollars, our functional and reporting currency and prepared in conformity with U.S. GAAP.

We are a leading independent provider of assembly and test services to the power semiconductor market. We provide comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. We provide these assembly and test services to vertically-integrated semiconductor device manufacturers and semiconductor companies which do not have their own assembly and test facilities. Our customer base includes the majority of the major power semiconductor manufacturers in the world. We also provide assembly and test services for specialized non-power semiconductor packages used for industrial, automotive, military and computer peripheral applications. We generate all of our revenue through the power and non-power semiconductor assembly and test services we provide to our customers.

As a percentage of our revenue, revenue from power-related assembly and test services was approximately 95% in 2004, 97% in 2005 and 97% in 2006. We intend to continue focusing on power-related services in the future as this distinguishes us from our competitors, as we provide one of the broadest arrays of power packages within the industry and gain specialized expertise in the assembly and test of power semiconductors. For these reasons, we believe our focus will improve our product mix and lead to increased revenue in this area.

Semiconductor Industry Impact

Market conditions in the semiconductor industry as a whole and, increasingly, the power semiconductor market segment substantially affect our business. According to various reports of the SIA, the worldwide semiconductor market grew by 1.3% to $140.7 billion in 2002, by 20.3% to $ 166.4 billion in 2003, by 28.0% to $213.0 billion in 2004, by 6.8% to $227.5 billion in 2005 and by 8.9% to $247.7 billion in 2006. The power semiconductor market, a subset of the overall semiconductor market grew by 5.4% to $15.9 billion in 2002, by 11.7% to $17.8 billion in 2003, by 19.3% to $21.2 billion in 2004, was flat at $21.1 billion in 2005 and grew by 11.4% to $23.5 billion in 2006. Based on available research data from Bain & Company and the World Semiconductor Trade Statistics, the assembly and test market segment represents approximately 30% of total power semiconductor billings, or $8.4 billion in 2006 and our addressable market is approximately 18% of the power assembly and test market. The addressable market, approximately $675 million, is the portion outsourced to third party assembly and test providers such as our company. Our revenues including revenues generated from discontinued operations grew by 32% to $70.5 million in 2002, by 9% to $76.9 million in 2003, by 2.9% to $79.1 million in 2004, by 1.5% to $80.3 million in 2005 and by 14.6% to $92.1 million in 2006.

The semiconductor industry is highly cyclical. Although the semiconductor industry has grown overall since 1993, there were downturns in 1996, 1998 and 2001, which continued through 2002 due to pricing pressures. The 32% decline in 2001 was the worst downturn in the industry’s history and, according to industry experts, is largely attributable to overcapacity, reduced product demand, excessive inventory stockpiles, increased competition and lower pricing. We, however, managed this pricing erosion by implementing cost reduction measures in our production lines starting in 2001 and by focusing on the power semiconductor market, which, historically, has experienced longer product life cycles, and less average selling price erosion than the market for non-power integrated circuit semiconductors.

Capacity Utilization

Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross profit margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 20.2% in 2004, 22.2% in 2005 and 16.5% in 2006. In 2006, the decrease in depreciation was primarily due to the decrease in depreciable fixed assets, as a portion of our fixed assets were fully depreciated by the end of 2005 and the first quarter of 2006.

Pricing

Our results of operations also are affected by decreases in the average selling price of our semiconductor device packages. The erosion of the average selling price generally has been less severe in the power semiconductor market than the non-power integrated circuit semiconductor market. We attempt to offset these decreases in average selling price by developing and marketing larger and higher-priced packages and services, taking advantage of economies of scale and higher productivity resulting from higher volumes, and developing and implementing other cost reduction strategies. We believe these strategies will allow us to obtain higher margins on our device packages, which should, in turn, help to mitigate selling price erosion. In the past, we have successfully negotiated volume discounts on raw materials as our production volumes have increased. We also operate captive assembly and test lines for three of our customers using equipment consigned to us by those customers. These arrangements tend to reduce our fixed costs and provide us with improved margins and profitability as a result of lower equipment depreciation expenses since the customer owns the equipment lines. The increase in raw materials costs has allowed us to negotiate and pass selective increases in average selling prices to some of our customers in 2006.

We do not charge a standard or uniform fee per semiconductor assembled and tested. The selling price of our semiconductor device packages is determined by the materials used and the complexity of the device in terms of assembly and test operations. As the prices of different device packages vary, the mix of packages produced and the contractual arrangements with the customers also affect revenue and profitability.

Busniness Blueprint Initiative

In 2005, we undertook the following measures to address profitability: (i) organizational changes at the executive level, (ii) closure of our U.S. marketing and purchasing offices and (iii) selective increases in average selling prices.

In 2006, we embarked on a Blueprint initiative led by our Chief Operating Officer to increase profitability. The Blueprint included the following initiatives:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the Sales and Investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads such as closure of US Purchasing and Marketing offices and streamlining of the whole supply chain and key organizational changes;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through the introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Establishment of additional credit facilities with other banks and financial institutions;

i.	Disposal of impaired assets to recover value.

For 2007, we are undertaking the following additional measures to address profitability: (i) improving sales growth, (ii) improvement of productivity, manufacturing efficiency and equipment capabilities and (iii) management of customer and package mix towards higher average selling prices and better margin packages.

The RZB loan facility with us and PSi Techologies Laguna was renewed for another 15 months from January 1, 2007 until March 31, 2008 under terms and conditions similar to the credit facility granted in 2006 except for the deletion of the financial covenants section and the uncommitted and discretionary nature of the facility.

On April 19, 2006, PVB extended a revolving promissory note line amounting to US$3.0 million including availability of a letter of credit up to US$450,000. The facility is subject to annual review by the bank up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006. At present, we are negotiating with PVB for an increase in the revolving promissory note line from $3.0 million to $5.0 million.

Organization and Facilities

We conduct our operations almost exclusively in the Philippines through several subsidiaries. PSi Technologies, Inc. is our principal operating subsidiary and operates our main assembly and test facility located in Taguig, Metro Manila. We commenced commercial operations at our Taguig facility in 1988. PSi Technologies Laguna, Inc., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies, Inc., operates our second assembly and test facility located in Calamba, Laguna. We commenced commercial operations at our Laguna facility in late 1999, and expanded its capacity during 2000. PSi Technologies Chengdu Co. Ltd., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies China Holdings Co. Ltd. (a Mauritius company), operated PSi Chengdu, our assembly and test facility in Chengdu, Sichuan Province, PRC. On April 5, 2006, PSi Chengdu informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi Chengdu. Commercial operations at PSi Chengdu ceased on April 30, 2006.

We entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every six months in six equal payments through January 2008. Additionally, on June 28, 2006, Pacsem Realty entered into a Deed of Absolute Sale for the disposal of another unutilized land for $1.3 million payable upon the execution of the contract. In accordance with the impairment review performed in 2004 and 2005, which included a company-wide evaluation of underutilized and/or unutilized assets, a detailed update of operating and cash flow projections, and appraisal of the real properties located in the third facility, and given the contract to sell our unutilized third site in Laguna on January 28, 2005 and the Memorandum of Understanding for the sale of Pacsem Realty’s unutilized land in 2006, we took an asset impairment charge of $1.3 million in 2004 and $1.4 million in 2005 against the carrying cost of such properties. In 2007, we will allocate and concentrate our production of power packages in accordance with the competitive position of each facility.

Pacsem Technologies, Inc., a wholly owned subsidiary of PSi Technologies, Inc., is a California-based corporation that conducts our marketing activities in the United States. In addition, we previously had a marketing office in Tempe, Arizona; and a sales and marketing office in Tokyo, Japan under a sales and marketing agreement dated September 18, 2001 with Tokai Bussan Co. Ltd. of Japan. The sales and marketing agreement was terminated on April 1, 2005. However, Tokai currently serves as our agent for selected Japanese customers. Because of the organizational changes implemented in 2005, we have closed our California and Arizona offices effective January 31, 2006.

As part of our strategy to provide assembly and test services in China, PSi Technologies signed an agreement with the Chengdu Hi-Tech Zone (CDHZ) to lease for a period of three years with an option to purchase within three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, PRC. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. We signed a lease agreement with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHZ, on January 19, 2004. This agreement expired on December 7, 2006. PSi Chengdu incurred losses in 2004 and 2005 amounting to $2.4 million and $4.9 million, respectively. Because of this, we have recognized total impairment charges of $2.7 million in 2005. In 2006, PSi Chengdu incurred losses amounting to $0.8 million. PSi Chengdu is currently in the process of liquidation and dissolution.

On January 14, 2004, we signed a long-term supply agreement with Philips Semiconductors to provide outsourced power semiconductor assembly and test services through PSi Chengdu. The products to be packaged and tested for Philips are bipolar power products ranging from epitaxial diodes, deflection transistors, damper diodes, triacs and thyristors. The end applications for these products are consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets. Due to the closure of PSi Chengdu, the long-term supply agreement with Philips was terminated on September 27, 2006. We did not incur any cash cost or penalties in relation to the termination.

A chart of our manufacturing facilities is provided below:

Manufacturing Sites

Site 1 (Operational) Food Terminal Inc. Special Economic Zone Taguig, Metro Manila, Philippines Operated by: PSi Technologies, Inc.	Site 2 (Operational) Carmelrey Industrial Park II Barangay Tulo, Laguna, Philippines Operated by: PSi Technologies Laguna, Inc.

Currency Considerations

We use the U.S. dollar as our functional currency because all our revenue and a large proportion of our costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos, Chinese renminbi and other foreign currencies have been translated into U.S. dollars using the exchange rates at the relevant balance sheet date. Non-monetary items are translated at historical rates. We also experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. For example, some of our labor costs are denominated in Philippine pesos and Chinese renminbi and a small amount of our equipment and raw material costs are denominated in Japanese yen. Gains and losses from those foreign currency transactions are also credited or charged to current operations. In addition, we benefit from a number of tax incentives available in the Philippines. See “Liquidity and Capital Resources—Special Tax Status.”

2006 Highlights

Highlights for 2006 are:

• Manufacturing. We continued to focus on improving all aspects of our manufacturing operations, including the substitution of lower cost raw materials and supplies, reduction in packaging costs and improvements to production processes. Our consolidated cost of sales increased by $10.9 million or 14.5% from $75.1 million in 2005 to $86.0 million in 2006. The increase was primarily due to increases in raw materials, labor, and utilities due to improvement in sales performance. The increase in raw materials, labor and utilities was partially offset by the decrease in depreciation. Cost of sales as a percentage of revenue decreased from 103.1% in 2005 to 95.9% in 2006 due to favorable package mix, increase in copper price was passed on to our customers and a decrease in depreciation. As a result, we achieved consolidated gross profit of $3.7 million in 2006 from consolidated a gross loss of $2.3 million in 2005. Raw materials increased from $32.1 million in 2005 to $40.8 million in 2006 due to increase in sales volume from our top five customers. Raw materials as a percentage of revenue in 2006 slightly increased from 44.0% in 2005 and 45.5% in 2006 since a majority of the cost of copper increases in 2006 were passed on to our customers. Labor costs increased from $9.7 million in 2005 to $11.8 million in 2006 primarily due to increases in overtime and retirement benefits and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities increased from $5.6 million in 2005 to $6.5 million in 2006 due to an increase in electricity consumption owing to the increase in sales volume from our top five customers and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities as a percentage of revenue was 7.3% in 2006 and 7.6% in 2005. Depreciation decreased by 15.0% from $16.7 million in 2005 to $14.2 million in 2006 primarily due to a decrease in depreciable assets, as certain fixed assets were fully depreciated or impaired by the end of 2005 and the first quarter of 2006. Depreciation as a percentage of sales was 22.9% in 2005 and 15.8% in 2006.

• Marketing. We conducted a package portfolio review to determine additional measures to improve the overall profitability of loss-making and marginal packages, versus our available production capacities and core competencies from 2004 through 2006. We then adjusted our marketing strategies to target higher margin and average selling price packages and non-IDM customers, and allocated capacities and priorities accordingly. We initiated discussions with our customers to institute selective increases in average selling prices, to offset the increase in raw materials expenses arising from higher commodity prices. These discussions resulted in price increases during the first half of 2005 and in 2006. We decided to concentrate all demand for Philippine based assembly and test services in our two operational facilities in the Philippines.

We reorganized our sales and marketing organization as a means to diversify our customer base and manage business relationships for consistent profitability and market share growth.

• Financing. In 2006, we incurred $8.7 million in capital expenditures. Of the total, $2.5 million in capital expenditures was funded through suppliers’ credits. We financed such capital expenditure from funds generated from operations, suppliers’ credits and from the increased trade payable and financing facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). On December 27, 2004, RZB-Austria extended the maturity of the facility to December 31, 2005 and waived all financial covenant breaches based on the June 30, 2004 U.S. GAAP unaudited consolidated financial statements subject to the condition that we are required to remedy the loan covenant breaches as of December 31, 2004 and that if breaches are still continuing, RZB-Austria will without prejudice to any of its rights under the Facility and Supplemental Agreements require our shareholders to infuse such additional capital into the company to cure the breaches. On July 13, 2005, RZB-Austria waived all the breaches based on the U.S. GAAP unaudited consolidated financial statements as of December 31, 2004 and confirmed that the next test of covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ended December 31, 2005. On April 17, 2006, PSi Technologies and PSi Technologies Laguna Inc. signed an extension of the US$10 million Revolving Loan Facility with RZB-Austria which extended the loan facility until December 31, 2006. The extension was subject to a payment by PSi Technologies of an extension fee of $25,000, duly notarized Secretary’s Certificate confirming that Board Resolution for continuation of facilities up to December 31, 2006 has been duly passed and evidence of extension of the process agent appointment received by RZB-Austria on January 21, 2006. All of these were subsequently complied with by the Company. As of December 31, 2006, we had not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. On April 27, 2007, we entered into a Second Supplemental Agreement with RZB-Austria where the credit facility with RZB-Austria was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to remove the financial covenants previously required of us. Our total loan balance under this credit facility was $9.7 million as of December 31, 2006.

We also obtained a revolving promissory note of $3 million including the availability of a letter of credit up to $450,000 with Philippine Veterans Bank (PVB). The facility was signed on July 13, 2006 and is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The outstanding loan as of December 31, 2006 with PVB amounting to $300,000 was fully paid by the Company on January 5, 2007.

2007 Outlook

We intend to strengthen our position as a leading global provider of assembly and test services targeted specifically at the power semiconductor market in the following ways:

• Focus on the Power Semiconductor Market and Capitalize on the Trend Toward Outsourcing

We intend to continue to focus our expertise on the power semiconductor market, which is expected to grow by 8.3% compounded annually from 2006 to 2011, according to SIA Statistics. We intend to further expand our business by capitalizing on the accelerating trend toward outsourcing in that market. The power semiconductor manufacturing services market is large and under-penetrated by independent assembly and test service providers. A number of our current customers already have indicated their intention to outsource an increasing portion of their semiconductor manufacturing needs to independent manufacturing service providers. We believe that our established, strategic customer relationships provide us with a competitive advantage in capturing these outsourcing opportunities.

• Strengthen and Expand Our Strategic Customer Relationships

We intend to strengthen our existing relationships with our key strategic customers to win an increasing percentage of their back-end production business, as we transform our business model from a provider of overflow capacity to a provider of base capacity. Our major IDM customers’ in-house assembly and test capacity represents both our largest competition and our best opportunity for incremental growth. We intend to capture our key customers’ outsourced assembly and test business by working closely with them to meet their product performance requirements, offering them the broadest array of power packages and services in the industry, and aggressively managing our supplier relationships and the manufacturing process to reduce costs. In addition, as a result of the industry downturn in 2001, it appears that some of our customers intend to consign or sell their manufacturing assets to a third party assembly and test provider as a strategy for reducing their cost structures and capital costs, without reducing assembly and test capacities; and focus on wafer semiconductor manufacturing while outsourcing their assembly and test requirements to independent third-party providers to reduce capital expenditures. On June 19, 2006, we entered into a Sales and Investment Agreement with Infineon Technologies, Malaysia for a guaranteed loading of certain packages for one year coupled with price increases and underutilization charges in cases of shortfall in orders. In turn, the Company invested approximately $4.2 million in capital investment associated with such expansion.

• Enhance Our Power Assembly and Test Technology and Design Services

We intend to continue to develop our power semiconductor assembly and test technology and design services to meet our customers’ needs. The Power Quad Flat No lead or QFN family of packages is an example of a leading-edge package. We coordinate our development efforts with our customers to ensure that our packages and services meet their power design specifications and increase the efficiency of our research and development efforts. Intellectual property currently under development for the Power QFN family of packages include co-designing devices with copper clip and solder die attach. We believe these advanced interconnect technologies and materials can be used to improve the performance of legacy packages. On November 16, 2005, we filed a U.S. patent application for a method of putting isolated metallic interconnections onto a metallic substrate. The patent application is currently pending.

We have hired and will continue to hire research and development professionals trained in semiconductor manufacturing. We expect that these employees will strengthen our design capability, particularly in thermal modeling and product applications. We intend to collaborate with our principal equipment and material suppliers to develop and access technical research.

• Build Additional Assembly and Test Capacity and Consolidate Sites to Optimize Productivity and Efficiency.

We intend to respond to the growth in power semiconductor demand, and the increasing requirements of our customers, by expanding our assembly and test capacity. We will consolidate our manufacturing sites to derive greater economies of scale. We closed our China operations in April 2006, which resulted in a strategic shift in volumes to our Laguna facility as well as a reduction of overall overhead costs.

• Expand into New Geographic Markets and Maintain Diversified Global Customer Base

We are in the process of expanding into new geographic markets while maintaining a diversified customer base. We believe the Japanese and Taiwanese markets complement our existing customer base and represent a significant outsourcing opportunity for power semiconductor assembly and testing services. Of the top ten power semiconductor makers in the world, four are Japanese companies. Additionally, Taiwan is among the largest producers of power semiconductor used especially for its domestic market and the China market. Our efforts in Japan and Taiwan will complement our efforts in Europe, the United States and elsewhere in Asia where we have built a balanced customer list of top-tier power semiconductor manufacturing companies.

We are in the process of developing and continuing to develop a non-traditional market base for our existing assembly and test capabilities and capacities, by identifying and selling to fabless or assembly-less companies. Our current legacy products have been in existence for over two decades. Such packages have not merely lost their upward surge market, where prices can go at premiums, but due to their maturity, have become very low margin products. Selling to fabless companies permits us to maintain a better price premium and somewhat cushions us from the volatility of the market. Fabless companies do not have the option of “pulling-in” to fill up internal capacity, and remain relatively loyal to their outsource partners.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, including those related to depreciation, impairment losses, allowance for doubtful accounts, inventories, income taxes, retirement benefits, share based compensation, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Depreciation and Amortization

We use our business judgment when determining expected useful lives of fixed assets. Asset useful lives of three to eight years, depending on the nature of the assets, are based on historical experience and future expectations. The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. We routinely review the remaining estimated useful lives of the machinery, equipment and accessories to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery, equipment and accessories. However, due to the nature of our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment and machinery is dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our machinery, equipment and accessories.

No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Impairment of Long-lived Assets

We review long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-lived assets.” We assess fair value of the assets based on the discounted future cash flow such assets are expected to generate. We also recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. In 2006, we performed a review to identify equipment with low utilization rates, packages with low margins, and technologies that were not part of our core competency, as candidates for impairment, given the existence of events or changes in circumstances that indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to discounted future net cash flows expected to be generated by the assets. The discounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. Based on the review of the long-lived assets, we recognized asset impairment losses amounting to $350,840 since the carrying value of the group of assets exceeded its fair value by $350,840. The determination of fair value was based on the expected cash flow approach using an effective interest rate of 7.719%, determined based on 4.719% yield rates on 4-year Republic of the Philippines (ROP) bonds as quoted by the Bureau of Treasury as of December 31, 2006, plus a 3% risk premium. Also in 2006, we recognized an additional impairment loss amounting to $1.5 million. This represents the net book value of certain machinery and equipment which we no longer use in operations and, based on our assessment, has zero salvage value.

Revenue Recognition

The Company has three primary revenue streams related to the assembly and test of semiconductor products used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly only and test-only services is recognized upon the completion of the related service which coincides with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services which coincides with the shipment of the packaged semiconductors to the customers. We do not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts at a level that management considers adequate to provide for potential uncollectibility of our trade accounts receivables. Management, on the basis of factors that affect the collectibility of the accounts, evaluates the level of this allowance. A review of the age and status of the receivables, designed to identify accounts to be provided with allowance, is made by management on a continuing basis. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional bad debt expenses may be incurred.

Inventory Valuation

We write down inventory for estimated obsolescence or non-moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions less costs to dispose. If actual market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Valuation Allowance for Deferred Tax Assets

We provide valuation allowance on deferred tax assets equivalent to an amount we believe is realizable in the future. While we have considered future taxable income, income tax holiday incentives and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, decrease in the valuation allowance on deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, increase to the valuation allowance on deferred tax asset would be charged to income in the period such determination was made.

In May 2004, the area where the facilities of PSi Technologies are located was declared as a special economic export zone entitled to tax incentives. All of its operations which have previously been subject to an income tax of 32% shall be taxed at 5% of gross income. Gross income is defined as net sales less cost of sales. Consequently, certain deferred tax benefits shall no longer be deductible items. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

In 2006, we were in a tax income position that resulted in the recognition of income tax expense amounting to $191,033. We provided a 100% valuation allowance on our deferred tax assets as we do not expect to realize tax benefits from such deferred tax assets given our recurring losses.

Pension Cost and Other Retirement Benefits

The determination of our obligation and cost for retirement benefits is dependent on the selection of certain assumptions determined by the management and used by the actuary in calculating such amounts. Those assumptions are described in Note 17 to the consolidated financial statements, and include, among other things, discount rate, expected rate of return on plan assets and rate of future salary increase. The discount rate is an important assumption that is subject to annual evaluation. In evaluating the discount rate for 2006, management determined the rate of high quality, risk-free Philippine government bonds with maturities matching the anticipated benefit payment steam arriving at a rate of 6.1% in 2006. This rate is significantly lower than the 10.1% used in 2005 due to the comparable yield decline for long-term Philippine government bonds of approximately 4% as indicated by the MART1 benchmark rate for pricing Philippine peso-denominated government securities. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect our retirement obligations. The accrued benefit cost as at December 31, 2006 and 2005 amounted to $3.2 million and $1.0 million, respectively. The Company adopted the recognition and disclosure provisions of the Financial Accounting Standards Board (“FASB”) issued Statement No. 158 (SFAS No. 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity of $1.6 million. SFAS No. 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005 or 2004.

Share-based Payment

We award bonuses to directors, officers and employees in the form of share options, from time to time, on a discretionary basis. The options are subject to certain service vesting conditions. We apply FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which began January 1, 2006. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee’s stock options, be measured at grant-date fair value and expensed over the service period (generally the vesting period). As discussed in Note 18 to the financial statements, we use the Black-Scholes option pricing model, which requires various assumptions to calculate the value of options at date of grant which include expected volatility, risk-free rate, dividend yield, expected term, among others. SFAS No. 123(R) requires us to estimate expected forfeitures at the grant date and recognize compensation expense only for those awards expected to vest. Forfeitures are estimated based on historical experience and are periodically reviewed. While management believes that its assumptions are reasonable and appropriate, significant difference in actual experience or significant changes in the assumptions may materially affect our stock compensation expense.

We recognize stock compensation expense of $159,013, and $653,207 in 2006 and 2004, respectively (see Note 18), The Company recognized a reversal of stock compensation expense amounting to $82,068 in 2005 because of forfeitures.

Contingencies

We are subject to certain legal proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, evaluating the extent of our liabilities under each of the cases on a gross basis, before consideration of any possible insurance claims or settlements. We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Where the loss contingency is considered reasonably possible, the information is disclosed in the notes to the consolidated financial statements.

A. Results of Operations

Our consolidated financial statements as of December 31, 2005 and 2006 have been restated to give effect to the following: (1) reclassification of provision for inventory losses and inventory write-offs which were incorrectly presented as special charges to cost of sales and (2) reclassification of loss on disposal of obsolete inventories which was incorrectly presented as other income (expense) to cost of sales. Note 3 to our consolidated financial statements attached to this amended annual report provides an explanatory discussion of the restatements made.

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	For the years ended December 31
	2004	2005	2006
Revenue	100.0%	100.0%	100.0%
Cost of sales	99.5	103.1	95.9

Gross profit (loss)	0.5	3.1	4.1
Operating expenses
General and administrative	9.0	8.6	7.7
Special charges	1.6	2.0	2.1
Selling and marketing	1.0	1.3	0.7
Research and development	1.2	1.7	1.3
Reversal of allowance for doubtful accounts	—	(0.1)	—

Total operating expenses	12.8	13.5	11.8

Loss from operations	(12.3)	(16.6)	(7.7)
Other income (expenses)—net
Interest and bank charges—net	(2.7)	(3.9)	(3.7)
Foreign exchange gains (losses)	(0.4)	(0.2)	(0.6)
Lease income	0.1	0.2	0.1
Income on refund from a utility company	—	0.3	0.1

Total other income (expenses)	(3.0)	(3.6)	(4.1)
Loss before income tax and minority interest	(15.3)	(20.2)	(11.8)
Provision for income tax	0.5	0.2	0.2
Minority interest	—	—	—
Loss from continuing operations	(15.8)	(20.4)	(12.0)
Loss from discontinued operations	(3.0)	(6.7)	(0.9)

Net loss	(18.8)%	(27.1)%	(12.9)%

Year to Year Comparison for Years Ended 2004 to 2005 and 2005 to 2006

Revenues and Gross Margins

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005
Revenue	78,089	1.5%	72,868	(6.7)%	89,737	23.2%
Cost of sales	77,683	1.1	75,137	(3.3)	86,048	14.5

Gross profit (loss)	406	207.6%	(2,269)	(658.9)%	3,689	262.6%
Gross profit (loss) percentage	0.5%		(3.1)%		4.1%

2006 versus 2005. Revenues increased by $16.9 million, or 23.2%, to $89.7 million in 2006 from $72.9 million in 2005. The increase is principally driven by the increase in sales volume from our top five customers and a shift towards packages with a higher selling price. The sales volume of our top five customers increased by 15.2% from 0.99 million units in 2005 to 1.140 million units in 2006. The increase was partially offset by the decrease in sales volume of other customers.

By geographical market, sales to our customers in the United States decreased by 0.9% to $ 20.1 million in 2006 from $20.3 million in 2005, due primarily to a sales reduction from Texas Instruments Inc. by $1.9 million as a result of reduced demand. The decrease was partially offset by an increase in Semiconductor Components Industries, Ltd. revenue by $1.5 million. Sales to our European customers increased by 38.1% to $67.0 million in 2006 from $48.5 million in 2005 primarily due to an $18.0 million increase in sales from Infineon Technologies, Inc and Spett.le STMicroelectronics. Sales to our customers in Asia decreased by 35.2% to $2.6 million in 2006, from $4.1 million in 2005, due primarily to the reduction in sales to Vishay Intertechnology Asia, PTE. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes cost of raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased by 14.5%, or equivalent to $10.9 million, from $75.1 million in 2005 to $86.0 million in 2006. The increase was primarily due to increases in cost of raw materials, labor, and utilities due to an improvement in overall sales. The increase in raw materials, labor and utilities was partially offset by the decrease in depreciation. Cost of sales as a percentage of revenue decreased from 103.1% in 2005 to 95.9% in 2006 due to an improvement in package mix, increase in copper price was passed on to our customers and a decrease in depreciation. Cost of raw materials increased from $32.1 million in 2005 to $40.8 million in 2006 due to increase in sales volume of our top five customers by 13.2%. Raw materials as a percentage of revenue slightly increased from 44.0% in 2005 and 45.5% in 2006 since majority of the copper increases in 2006 were passed on to our customers. Labor costs increased from $9.7 million in 2005 to $11.8 million in 2006 primarily due to increases in overtime and retirement benefits and and continued appreciation of the Philippine peso versus the U.S. dollar. Utilities costs increased from $5.6 million to $6.6 million due to an increase in electricity consumption owing to the increase in sales volume from our top five customers and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities as a percentage of revenue was 7.3% in 2006 and 7.6% in 2005. Depreciation decreased by 15.0% from $16.7 million in 2005 to $14.2 million in 2006, primarily due to the decrease in depreciable assets in 2006 as certain fixed assets were fully depreciated in 2005 and the first quarter of 2006. Depreciation as a percentage of sales was 22.9% in 2005 and 15.8% in 2006.

We achieved a gross profit of $3.7 million in 2006, an improvement from a gross loss of $2.3 million in 2005 due to higher sales volume from our top five customers, favorable package mix, an increase in copper price that was passed on to our customers and a decrease in depreciation.

2005 versus 2004. Revenues decreased by $5.2 million, or 6.7%, to $72.9 million in 2005 from $78.1 million in 2004, primarily due to the 5.9% decrease in sales volume. By geographical market, sales to our customers in the United States decreased by 16.5% to $20.3 million in 2005 from $24.2 million in 2004, due primarily to the reduction in sales to Texas Instruments Inc. by $3.1 million as a result of reduced end demand and their decision to outsource to other subcontractors in Asia. Sales to our European customers increased by 1.6% to $48.5 million in 2005, from $47.8 million in 2004, primarily due to an increase in sales to Infineon Technologies, Inc. Sales to our customers in Asia decreased by 32.8% to $4.1 million in 2005, from $6.0 million in 2004, due primarily to the reduction in sales to Fairchild Korea Semiconductor by $1.0 million and Vishay Intertechnology Asia, PTE by $0.7 million. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales decreased by 3.3% to $75.1 million in 2005 from $77.7 million in 2004, primarily due to decrease in raw materials arising from a drop in sales volume. The decrease in raw materials was partially offset by the increases in depreciation, utilities and provision for inventory losses. Depreciation increased by by 6.1% from $15.7 million in 2004 to $16.7 million in 2005. Depreciation as a percentage of sales was 20.1% in 2004 and 22.9% in 2005. Utilities increased by 15.3% primarily due to the increase in the utility rate from average rate of Php5.14 per kilowatt hour in 2004 to Php6.54 per kilowatt hour in 2005. Provision for inventory losses amounted to $0.5 million in 2005. No provision for inventory losses was recognized in 2004. As a result, we incurred a gross loss of $2.3 million in 2005 from a gross profit of $0.4 million in 2004.

Operating Expenses

		For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005
General and Administrative	7,029	6.3%	6,243	(11.2)%	6,930	11.0%
Special Charges	1,263	(89.0)	1,483	17.4	1,884	27.0
Selling and Marketing	787	3.2	962	22.3	669	(30.4)
Provision for (Reversal of) doubtful accounts	—	(100.0)	(85)	100.0	10	111.8
Research and Development	925	27.9	1,201	29.9	1,151	(4.2)

Total Operating Expenses	10,004	(49.0)%	9,804	2.0%	10,644	8.6%

Percentage of Net Sales (%)	12.8%		13.5%		11.8%

General and Administrative Expenses

General and administrative (G&A) expenses consist of salaries and benefits for administrative personnel, depreciation of office furniture and equipment, outside services and professional fees, office utilities, supplies, expenses for investor relations activities, directors’ fees and stock compensation costs resulting from the grant of employee stock options.

2006 versus 2005. G&A expenses increased by 11.0% from $6.2 million in 2005 to $6.9 million in 2006. The increase was primarily due to the increase in professional fees brought about in part by the restatement of financial statements. The increase was partially offset by the decreases in depreciation, insurance and retirement cost.

2005 versus 2004. G&A expenses decreased by 11.2% from $7.0 million in 2004 to $6.2 million in 2005, due to the decrease in depreciation for building and leasehold improvements and insurance. Likewise, there was a reversal of recognized stock compensation expense of $0.08 million in 2005 as a result of the expiration of the 5-year stock option plan granted to certain officers of the company, compared to stock compensation expense of $0.6 million in 2004.

Special Charges

	For the years ended December 31 (Thousands of dollars)
	2004	2005	2006
Impairment losses on property, plant and equipment	$1,263	$1,483	$1,884

2006 versus 2005. Our recurring losses since 2001 triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2006 and 2005. Based on the review of the long-lived assets, we recognized asset impairment losses amounting to $423,385 since the carrying value of the group of assets exceeded its fair value by that amount. The determination of fair value was based on the expected cash flow approach using an effective interest rate of 7.719%, based on 4.719% yield rates on 4-year Republic of the Philippines (ROP) bonds as quoted by the Philippine Bureau of Treasury or BTr as of December 31,2006, plus a 3% risk premium. Also in 2006, we recognized an additional impairment loss amounting to $1.5 million. This represents the net book value of certain machinery and equipment which we no longer use in our operations and, based on our assessment, has no salvage value.

2005 versus 2004. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine whether or not the assets are recoverable based on estimated discounted future cash flows to be generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to discounted future net cash flows expected to be generated by the assets. The discounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land including parcel of land for which Pacsem Realty has made a deposit of $393,750, recorded under “Other Noncurrent Assets” account in the consolidated balance sheet and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15% determined based on 12% yield rate on ROP bonds as quoted by the Bureau of Treasury as of January 28, 2005, plus 3% risk-free premium. The book value of the Site 3 building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impairment loss of $1.3 million in 2004 and included under “Special charges” account in the 2004 consolidated statement of operations.

We continue to evaluate all options possible with regard to the use or disposal of these equipment and properties.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs.

2006 versus 2005. Sales and marketing expenses decreased by 30.4% from $962 thousand in 2005 to $669 thousand in 2006, due primarily to the closure of our U.S. purchasing and marketing office in January 2006.

2005 versus 2004. Sales and marketing expenses increased 22.3% from $787 thousand in 2004 to $962 thousand in 2005, due primarily to increased sales and marketing activities. Sales and marketing expenses, as a percentage of revenues, increased from 1.0% in 2004 to 1.3% in 2005 primarily due to the promotion of our Power QFN family of packages and increase in salaries expenses. On April 1, 2005, we terminated the sales and marketing agreement with Tokai. However, Tokai currently serves as our agent for selected Japanese customers.

Research and Development Expenses

Research and development expenses consisted of the salaries and benefits for process and package engineering personnel and the cost of materials used in developing and qualifying new packages for our customers, depreciation on and maintenance of research equipment and allocable portions of facility costs.

2006 versus 2005. Research and development expenses decreased by 4.2% from $1.20 million in 2005 to $1.15 million in 2006 due primarily to the resignation of our Chief Technology Officer on May 31, 2006.

2005 versus 2004. Research and development expenses increased by 29.9% from $0.9 million to $1.2 million in 2005 due to the development of derivative intellectual property related to the development and introduction of the Power QFN family of packages as well as new qualifications performed during the year.

Loss from Continuing Operations

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005

Revenue	78,089	1.5%	72,868	(6.7)%	89,737	23.2%
Cost of Sales	77,683	1.1	75,137	(3.3)	86,048	14.5
Operating Expenses	10,004	(49.0)	9,804	(2.0)	10,644	8.6

Loss from Continuing Operations	(9,598)	(50.7)%	(12,073)	25.8%	(6,955)	(42.4)%

2006 versus 2005. Loss from continuing operations decreased by 42.4% from $12.1 million in 2005 to $6.9 million in 2006, primarily due to the increase in gross profit by $6.0 million, from a gross loss of $2.3 million in 2005 to gross profit of $3.7 million in 2006. The increase in our gross profit is a result of the increase in sales volume of our top five customers, favorable package mix, increase in copper price that was passed on to our customers and a decrease in depreciation. The increase in gross profit was partially offset by the increase in operating expenses by 8.6%. As a percentage of revenue, loss from continuing operations decreased from 16.6% in 2005 to 7.7% in 2006.

2005 versus 2004. Loss from continuing operations increased by 25.8% from $9.6 million in 2004 to $12.1 million in 2005, primarily due to a decrease in gross profit by $2.7 million brought about by the decrease in sales volume coupled with increases in depreciation and utilities. As a percentage of revenue, loss from continuing operations increased from 12.3% in 2004 to 16.6% in 2005.

Net Interest and Bank Charges

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005

Interest expense, bank and financing charges	(2,150)	59.7%	(3,029)	40.9%	(3,518)	16.1%
Interest income	14	(89.7)	156	1040.0	160	2.9

Interest and bank charges—Net	(2,136)	76.0%	(2,873)	34.5%	(3,358)	16.8%

2006 versus 2005. Net interest expense increased by 16.8% from $2.9 million in 2005 to $3.4 million in 2006. In 2005, interest expense, bank and financing charges included interest expense and debt discount amortization for the portion of the year subsequent to the issuance of the $7 million exchangeable senior subordinated note issued in June 2005 to Merrill Lynch LLC and the anti-dilution adjustment for the $4 million senior subordinated exchangeable note issued in July 2003 to Merrill Lynch LLC, whereas 2006 included a full year interest expense and debt discount amortization of the 2003 and 2005 exchangeable notes.

2005 versus 2004. Net interest expense increased by 34.5% from $2.1 million in 2004 compared to $2.9 million in 2005. The increase was primarily due to the interest expense and deferred financing charges related to the $7.0 million exchangeable senior subordinated note issued in June 2005 to Merrill Lynch LLC.

Net Foreign Exchange Losses

Net foreign exchange gains or losses result from movements in the exchange rates of foreign currencies between the date a monetary asset or liability arises and the balance sheet date or the date of settlement.

2006 versus 2005. We recognized a net foreign exchange loss of $530,334 in 2006 compared to net foreign exchange loss of $150,628 in 2005, principally due to the effect of settlement and restatement of transactions and balances denominated in Philippine peso, Japanese yen and European euro into U.S. dollars. In 2006, the Philippine peso and European euro appreciated relative to the U.S dollar while the Japanese yen depreciated relative to the U.S. dollar.

2005 versus 2004. We recognized a net foreign exchange loss of $150,628 in 2005 compared to net foreign exchange loss of $310,832 in 2004, principally due to the effect of settlement and restatement of transactions and balances denominated in Japanese yen, European euro, Chinese renminbi and Philippine peso into U.S. dollars. In 2005, the Philippine peso appreciated relative to the U.S dollar while Japanese yen and European euro depreciated relative to the U.S. dollar. The Chinese renminbi fluctuated in a narrow trading band vis-à-vis the U.S. dollar.

Provision for Income Tax

	For the years ended (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005

Provision for income tax	369	(263.8)%	120	(67.3)%	191	58.5%

2006 versus 2005. We recognized a provision for income tax of $191,033 in 2006 compared to provision for income tax of $120,488 in 2005. In 2005, there was a reversal of deferred tax asset amounted to $117,392 because we were incurring continuing losses. In 2006, we were in a tax income position that resulted in the recognition of income tax expense amounting to $191,033, No deferred asset was recognized in 2006.

2005 versus 2004. We recognized provision for income tax of $120,488 in 2005 compared to provision for income tax of $368,768 in 2004.

Results of Discontinued Operations

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and the Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located into a commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could have further drained PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. The fair value of those assets determined using the expected cash flow approached was $0.2 less than the book value of such assets. Consequently, we write-down the carrying value of such assets amounting to $2.7 million in 2005.

On April 5, 2006, the Board of Directors (BOD) of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. We restated our historical results to reflect the closure of PSi China operations as a discontinued operation. In connection with the disposition of PSi China operations, we recorded, in 2006, $386,384 in severance and other exit costs. As of July 13, 2007, PSi Chengdu is in the process of completing the requirements for liquidation and dissolution.

A summary of the results from discontinued operations for the year ended December 31, 2006 is as follows:

	For the Year Ended December 31
	2006	2005	2004
Net sales	$2,354,739	$7,473,187	1,049,972
Gross profit (loss)	129,030	(202,137)	(1,268,624)
Operating loss from discontinued operations	(861,551)	(4,854,268)	(2,343,165)
Other income (expense)	76,690	(21,693)	(13,808)
Net loss from discontinued operations	(784,861)	(4,875,961)	(2,356,973)

B. Liquidity and Capital Resources

Liquidity

In 2006, we funded our operations and capital expenditures primarily through cash from operations (including receivables collections), short-term loans, and short-term supplier credits. As of December 31, 2006, we had $24.4 million in current assets, of which $3.4 million are in the form of cash, $14.6 million in trade and other receivables, and $5.9 million in inventories. We used funds supplied by our banks to acquire certain inventories, which are held under a “trust arrangement” with the banks. These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

Operating Activities

In 2006, net cash provided by operating activities amounted to $11.1 million, while in 2005, cash flows used in operating activities amounted to $4.2 million. The net cash generated in 2006 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, provision for deferred income tax, retirement benefit, unrealized foreign exchange losses, and decrease in inventories, and offset by the increase in trade and other payables and decrease in trade and other receivables. The net cash used in 2005 was primarily accounted for by the net loss after adjusting for non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, provision for deferred income tax, retirement benefit, unrealized foreign exchange losses, and decrease in inventories, and offset by the increase in trade and other receivables and decrease in trade and other payables. The proceeds of the $7.0 million exchangeable note raised on June 2, 2005 was partly used to pay a certain portion of these accounts payable to our suppliers.

Investing Activities

Net cash used in investing activities totaled $4.9 million in 2006 compared to $1.9 million in 2005. In 2006, these investments consisted mainly of acquisition of additional assembly and test equipment and facilities involving the increase in the production capacity and facilities support equipment for Taguig and Laguna. As of December 31, 2006, we had outstanding equipment purchased through suppliers’ credits amounting to $2.5 million.

Financing Activities

Net cash used in financing activities totaled $4.5 million in 2006. In 2005, net cash provided by financing activities totaled $6.7 million. In 2006, the net cash used in financing activities was due to our payment of trust receipts payable and short term loans to KBC N.V. - Philippine Branch and KBC N.V. - Hong Kong Branch (See Note 11 to the consolidated financial statements). This was offset by the proceeds from short-term loans from PVB-Philippines in 2006. In 2005, cash from financing activities was primarily generated from the proceeds of the $7.0 million exchangeable note, and a decrease in restricted cash offset by payments of short term loans and obligations under capital leases and payments. As of December 31, 2006, we had $10.5 million in short-term loans and $39,998 in trust receipts payable.

On June 2, 2005, we issued a $7.0 million 4-year exchangeable senior subordinated note due in 2009 which bears interest at a rate of 10% per annum, net of Philippine withholding taxes, to Merrill Lynch LLC. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. The proceeds of the note were used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.”

In 2003, we entered into an agreement to restructure the outstanding liability to a customer. Instead of a final balloon payment in December 2003, the restructuring allowed us to pay down the liability on a monthly basis at an amount dependent on the loading of the customer, with final payment in August 2005. The entire liability was fully settled in 2005.

Cash flows from discontinued operations are reported together with cash flows from continuing operations in the Consolidated Statement of Cash Flows. Net cash provided by (used in) operating, investing and financing activities from discontinued operations for the three years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Net cash used in operating activities	$(1,779,406)	$(1,580,962)	$(763,843)
Net cash provided by (used in) investing activities	86,304	(318,058)	(3,287,455)
Net cash provided by financing activities	1,583,043	1,785,425	4,357,318

The PSi Chengdu operations have been incurring cash losses ever since it started operations in 2004. Our discontinued operations will result in positive impact on future liquidity and capital resources. Total cash flow from discontinued operations amounted to ($110,059), ($113,595) and $306,020 in 2006, 2005 and 2004.

See “Item 5—Tabular Disclosure of Contractual Obligations”.

Capital Expenditures

We incurred a capital expenditure of $8.7 million in 2006 which principally relates to the acquisition of machinery and equipment for our production requirements. The majority of such capital expenditure relate to our expansion project, which involves the increase in the production capacity of our manufacture of power semiconductor devices.

We believe that net cash generated from operations and additional debt together with cash in bank and credit facilities, will be sufficient to meet our working capital and outstanding obligations to our equipment suppliers for the next 12 months. On April 19, 2006, Philippine Veterans Bank (PVB) extended a revolving promissory note line amounting to $3.0 million including availability of a letter of credit up to $450,000. The facility is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006. We are negotiating with PVB for an increase in its revolving promissory note line from $3 million to $5 million.

Capital Resources

Our continued operations as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however there is no assurance that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, we are undertaking the following:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the sales and investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions; and

h.	Establishment of additional credit facilities with other banks and financial institutions.

We have credit facilities with various banks and financial institutions. These credit facilities are short-term in nature and can be terminated anytime. We continue to explore various financing options with various banks and financing institutions. We may not be successful in negotiating and closing any of these financing options. These credit facilities are discussed below.

We have a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) which is available to PSi Technologies and PSi Laguna of which $9.7 million was outstanding as of December 31, 2006. As of December 31, 2006, we had not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. The credit facility was initially for a period beginning in 2002 and renewed every year thereafter until December 31, 2005. However, on April 1, 2006, RZB-Austria extended the credit facility granted to PSi Technologies and PSi Laguna until December 31, 2006. On April 27, 2007, we signed with RZB-Austria a Second Supplemental Agreement under which the credit facility was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to remove the financial covenants previously required of us.

We also have a $3 million short-term credit facility with KBC Bank N.V.—Philippine Branch of which $2 million was outstanding as of December 31, 2005 and another $4 million letter of credit and trust receipt facility of which $3.3 million is outstanding as of December 31, 2005. The short term credit facility was secured by accounts receivable from a customer (see Note 11 to the Consolidated Financial Statements). As of December 31, 2005, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the Loan Agreement with KBC Bank N.V.—Philippine Branch. On March 10, 2006, KBC Bank N.V.—Philippine Branch informed us that it is terminating the credit facility it extended to the Company effective May 9, 2006. On May 26, 2006, KBC Bank N.V.— Philippine Branch advised the Company that the KBC Bank N.V.—Philippine Branch ceased operations effective April 30, 2006 and that in view of such cessation, the loan account will be assumed by KBC Bank N.V.—Hong Kong Branch starting June 10, 2006. The loan agreement, including the deed of assignment of receivables and other agreements related thereto, remains in full force and effect after the transfer of the booking of the loan, but KBC Bank N.V.—Hong Kong Branch agreed to assume all the rights and obligations of KBC Bank N.V.—Philippine Branch thereunder. As of December 31, 2006, the outstanding short term loans amounted to $524,742.85. We paid the outstanding short term loans in full on January 5, 2007.

The facility we currently have with PVB is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. As of December 31, 2006, the outstanding short term loans due to PVB amounted to $0.3 million.

Special Tax Status

We have benefited from tax incentives available in the Philippines. Our Taguig facility was registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority. As of May 17, 2004, we became subject to a special tax rate of 5% of gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period. Income that is not related to our core activities such as lease income, gains from sale of assets or other activities that are not registered with PEZA are subject to income tax of 35%, effective November 1, 2005.

Because we export all our products, we are subject to zero percent value added tax (VAT), in the Philippines. Ordinarily, a 12% VAT is imposed on the sale of goods and services in the Philippines.

With respect to our import of machinery and equipment, we are able to convert the VAT paid on the importation into tax credit certificates. These tax credit certificates can be used as payment for import VAT and customs duties where so permitted by the Philippine Bureau of Customs on other imports. Likewise, we also have tax credit certificates from the Bureau of Internal Revenue which arise from a refund of VAT paid on purchases of raw materials and supplies prior to being PEZA registered. These tax credits can be used to pay income tax and documents stamp tax but not for withholding taxes. They can also be sold for cash at a discount to other importers who are permitted to use them if so permitted by the Bureau of Customs and the Bureau of Internal Revenue, respectively. These tax credit certificates were all re-validated and or extended in compliance with memoranda issued from the Bureau of Internal Revenue. As of December 31, 2006, we have tax credit certificates of $72,617. These amounts are included in other current assets account as of December 31, 2006.

In addition, the legislation grants the following fiscal incentives for new projects of non-pioneering status:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

Our Laguna facility is also registered under R.A. No. 7916, which grants the following fiscal incentives:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

Our Chengdu Facility is entitled to the following fiscal incentives:

•

a tax incentive period commencing from the time operational profit is realized, and 15% income tax rate for the third to fifth years with option to extend by another three years subject to ratification by PRC tax authorities;

•

after the tax incentive period is finished, a 15% income tax rate is levied if we export over 70% of our yearly products. For an exporting company already on a 15% tax rate, the income tax to be levied is 10%;

•	exemption from customs duties and VAT payments for imported machinery, equipments, construction materials, moulds, spare parts, raw materials, packing materials, components and units;

•

bonded warehouse facility, including refund of VAT on purchase of items produce and made in the People’s Republic of China such as machinery, equipment, construction materials, raw materials, packaging materials, moulds and spare parts;

•	tax rebate of 13% on the cost of electricity, water and gas consumed for the manufacture of products for export;

•	power subsidy of 10% based on the actual power consumption expense for a period of five years, and 5% for another five years thereafter; and

•	a reduction in social benefit and social securities rate to 24.6% from 37%;

PSi Chengdu ceased commercial operations on April 30, 2006 and is in the process of liquidation and dissolution. As a result, PSi Chengdu was able to obtain clearances from State Tax Department and Chengdu Local Tax Department on January 24, 2007 and April 5, 2007, respectively. PSi Chengdu did not receive any tax assessments from State Tax Dapartment and Chengdu Local Tax Department.

Recently Issued Accounting Standards

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 will have a material impact on our consolidated financial statements and disclosures.

In June 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue 06-03”). Under Issue 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Taxes assessed on an entity’s activities over a period of time, such as gross receipts taxes, are not within the scope of the issue. Issue 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006. We do not expect the adoption of Issue 06-03 will have a material impact on our consolidated financial statements and disclosures.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in income tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN 48 requires that we recognize in our consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosures. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. We are currently in the process of determining the impact of the adoption of this interpretation in our consolidated financial statements.

The FASB has issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements and disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). Unrealized gains and losses on instruments for which the Fair Value Option has been elected are reported in earnings at each subsequent reporting period. SFAS No. 159 will be effective on April 1, 2008. We are currently studying the guidelines of SFAS No. 159 and have not yet determined the expected impact of the implementation of this pronouncement on our financial position, cash flows and results of operations.

C. Research and Development, Patents and Licenses

Research and Development

We are increasing our research and development efforts on developing packages and assembly platforms that will meet the growing needs of our customer base. We offered a fully qualified QFN assembly line that will produce a wide variety of packages ranging from a 3 x 3 to a 7 x 7 package with differing interconnect options for the power semiconductor market. The interconnect options include copper clip, and solder die attach. We believe that these interconnect options will allow us to improve product performance through lower parasitic resistance and inductance to meet the higher package performance goals of our customers. We further believe that Power QFN packages are the fastest growing power package in the industry. This packaging platform addresses our customers’ need for shortest time-to-market with a new package.

We now have in place a Lead (Pb)-free process particularly in package lead plating and dipping, in keeping with the industry’s objective to minimize and eliminate substances/components in the package harmful to the environment. Another focus in our materials development activities is the identification of alternative materials that will improve the cost of our packages.

As of December 31, 2006 we employed 34 professionals dedicated to research and development. Our management and other operational personnel are also involved in research and development activities. We spent a total of $1,008,075 in 2004, $1,241,508 in 2005 and $1,150,922 in 2006 on research and development.

Patents and Licenses

On November 27, 2004, we signed a broad, multi-year patent license agreement with Amkor Technology, Inc. that grants us rights under Amkor Technology Inc.’s portfolio of patents relating to MicroLeadFrame® technology, MicroLeadFrame® packages and QFN packages, and grants Amkor access to the intellectual property being developed by PSi related to its Power QFN technology.

On June 8 and November 16, 2005, we filed our first two patent applications with the U.S. Patent and Trademark Office, for a plastic integrated circuit package, lead frame and method for use in making the package (stud bump flip chip method of manufacture for a QFN Package) and method of putting isolated metallic interconnections onto a metallic substrate, respectively. Both patent applications are currently pending. Our focus on the needs of our customers and the growing demands for innovation in the industry has defined our role as one of the leaders in the industry. We depend in part on our ability to develop and protect our intellectual property and the intellectual property which our customers shared with us, and our ability to apply that know-how to improve our customers’ packaging design and implementation.

We believe that our continued success depends in a large part on the technological skills of our employees and their ability to continue to innovate.

D. Trend Information

The Philippine economic downturn that began with the Asian Financial Crisis in 1997 to 1999 the downturn in the semiconductor industry in 2000 and the U.S. economic downturn that began in 2001 has made it more difficult for us to access adequate financing for our capital expenditures and to access such financing on attractive terms.

According to statistics from the Bangko Sentral ng Pilipinas (Central Bank of the Philippines), the non-performing loan ratio of the Philippine banking sector has increased from 2.8% in 1996 to 14.9% in 2002, owing to the lingering effects of the Asian financial crisis. This has increased the reluctance of the Philippine Banking sector to extend credit facilities to corporations in general, and more especially for corporations with recent history of net losses. Similarly, the U.S. economic and semiconductor industry downturns that began in 2000 and resulted in the more than 77% decline in the technology heavy Nasdaq stock market index from its peak in February 2000 to the index’s low of 2002 has limited funding options for companies in the semiconductor industry.

Due to the above factors, we have relied principally on supplier credits extended by our equipment suppliers to fund our capital expenditures program, and secondarily, to the extent available at the time of such equipment purchases, on cash generated from operations and other financing activities.

Please see the discussion of the trends we have identified regarding our business in Item 5A. through Item 5C. above.

E. Off-Balance Sheet Arrangements.

We have not entered into any significant transactions, arrangements or other relationships with unconsolidated, limited purpose entities.

F. Tabular Disclosure of Contractual Obligations.

The following table aggregates, as of December 31, 2006, our known contractual obligations and commitments.

Payments Due by Period

(U.S. dollars)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Loans payable (1)	10,524,742	10,524,742	—	—	—
Operating lease obligations (2)	9,048,932	917,035	1,211,700	1,229,565	5,690,632
Merrill Lynch Exchangeable Notes—includes amount representing accrued interest on exchangeable notes converted to principal of $1.9 million and discount of $8.5 million (3)	12,992,090	—	12,992,090

(1)	Loans payable consist of outstanding liability to RZB-Austria amounting to $9.7 million, to KBC Bank N.V. – Philippine Branch amounting to $0.5 million and PVB-Philippines amounting to $0.3 million. See Notes 4, 9 and 11 to the Consolidated Financial Statements.

(2)	Operating lease obligations include the lease of land and building in Taguig and Laguna.
(3)	On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $4.0 million 5-year exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The note matures on June 1, 2008. The note bears interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note is exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, we may then notify Merrill Lynch LLC of our intent to redeem the note. The note will then be redeemed unless Merrill Lynch LLC exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to ON and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

On June 2, 2005, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $7.0 million 4-year exchangeable senior subordinated note. We intend to use the proceeds of the note to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The exchangeable note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, and payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note will be exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.00 per share. The note exercise price may be further reduced to $0.90 per share or $0.80 per share, in the event we do not meet certain performance targets for the fourth quarter of 2005 and first quarter of 2006 as provided for in the note. If, at any time after three years from issuance, our publicly-traded ADS (i) shall have traded at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we intend to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to the following: RZB-Austria through a Revolving Facility Agreement dated September 24, 2003, KBC Bank N.V. — Philippine Branch through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan Bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. The issuance of 2005 Note also triggered the anti-dilution adjustment. This resulted in a conversion reset of the 2003 Note from the lowest exercise price, which was already set at $1.15 ( since the EBITDA target for the three months ended December 31, 2003 was not met), to $1.06. This resulted in an additional embedded beneficial conversion feature on the 2003 Note amounting to $606,282.

As of December 31, 2006 and 2005, the 2003 and 2005 Exchangeable Notes have a carrying amount of $4.5 million (net of debt discount of $8.5 million) and $2.5 million (net of debt discount of $9.3 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 (for the 2003 Note) and June 1, 2009 (for the 2005 Note), any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the 2005 Note) for 2003 Note as of December 31, 2005.

In 2006, 2005 and 2004, we recognized debt discount amortization of $0.9 million, $0.8 million and $0.7 million, respectively, and these are presented as “Interest and bank charges” account in the consolidated statements of income.

On June 30, 2006 and December 31, 2006 in accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of said dates amounting to $589,210 and $618,671, respectively, will not be settled through payment but will be converted to principal amount of the Exchangeable Notes.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2007, our directors and executive officers are as follows:

Name	Age	Position
Directors
Arthur J. Young, Jr. (1)	50	Director and Chairman of the Board
Mandakini Puri	47	Director
Brian A. Renaud (1)(2)	43	Director
Gordon J. Stevenson (3)	54	Director
Roberto F. de Ocampo (4)(5)	61	Director
Romeo L. Bernardo (4)	52	Director
Patchara Samalapa (6)(2)	36	Director

Executive Officers
Arthur J. Young, Jr.	50	President & Chief Executive Officer
Gordon J. Stevenson	54	Executive Vice President & Chief Operating Officer
Francisco H. Suarez, Jr.	47	Chief Financial Officer & Treasurer
Thomas Moersheim	51	Chief Technology Officer
Helen G. Tiu	46	Corporate Secretary
Hernanie S. Torres	46	Managing Director, Taguig Facility
Gil Setijono Gilarsi	45	Director for Business Development, Vice President for Business Excellence
Fernando Silva	39	Managing Director, Laguna Facility
Hilario Romil A. Acosta Jr.	37	Director for Supply Chain
Jun Santiago (7)	45	Director for Human Resources Development

(1)	Member of the Compensation Committee
(2)	Member of the Budget Committee
(3)	Elected September 2005 replacing William John Meder
(4)	Member of the Audit Committee
(5)	Chairman of the Audit Committee
(6)	Elected April 2004 replacing Sung Ming Cho of Merrill Lynch. Mr. Samalapa qualified for board membership in accordance with the Corporation Code of the Philippines on October 22, 2004.
(7)	Resigned effective July 6, 2007.

Since the last annual stockholders’ meeting and through June 2007, the Board of Directors had three meetings The average attendance by directors at Board of Directors’ meetings they were scheduled to attend was 85.7%.

The members of the Board of Directors listed above were elected to the board during the annual stockholders’ meeting on October 25, 2006.

All directors are elected annually by our shareholders. Interim vacancies may be filled by our board of directors. Our executive officers do not serve fixed terms of office and are appointed by and serve at the discretion of the board of directors. The following sets out biographical information on our directors and executive officers.

Arthur J. Young, Jr.—Mr. Young is Chairman and Chief Executive Officer of PSi Technologies Holdings, Inc. and PSi Technologies, Inc. He has been with us since 1988 and was appointed President and Chief Executive Officer of PSi Technologies Holdings, Inc. on February 4, 2000. Prior to working with us, Mr. Young founded and managed a diversified transportation business in Vancouver, Canada. Mr. Young received a bachelors degree in Political Science from the University of British Columbia in Canada.

Mandakini Puri—Ms. Puri is a Managing Director in Merrill Lynch’s Global Private Equity Division and has been with Merrill Lynch since 1986. Ms. Puri has a Bachelor of Arts degree from Delhi University, India and an MBA from the University of Pennsylvania.

Brian A. Renaud—Mr. Renaud is a Managing Director in Merrill Lynch’s Global Private Equity Division. He has been with Merrill Lynch since 1990. He also serves as a director on the board of Wendeng Tianrun Crankshaft Co., Ltd. Mr. Renaud received a Bachelor of Science degree from Georgetown University and an MBA from Harvard University.

Patchara Samalapa—Mr. Samalapa is an Associate in Merrill Lynch’s Global Private Equity Division. He has been with Merrill Lynch since 1996. Mr. Samalapa received a Bachelor of Science degree in Industrial Management from Carnegie Mellon University and an MBA from Massachusetts Institute of Technology.

Gordon J. Stevenson—Mr. Stevenson is our Chief Operating Officer and Executive Vice President. He is an accomplished operations and turnaround specialist with over 30 years experience in the semiconductor and manufacturing industries at companies such as GI Microelectronics and Royal Philips Electronics.

Roberto F. de Ocampo,—Dr. de Ocampo was previously the President of the Asian Institute of Management (AIM), one of the leading international business and management graduate schools based in Manila. He is currently a member of the AIM Board of Trustees and is Chairman of the Board of Advisors of the AIM-RFO Center for Public Finance and Regional Economic Cooperation. He served as Secretary of Finance of the Republic of the Philippines from 1994 to 1998 during the presidency of Fidel V. Ramos, and was previously Chairman and Chief Executive Officer of the Development Bank of the Philippines during the presidency of Cory Aquino. Dr. de Ocampo graduated from De La Salle College and Ateneo University in Manila, received an MBA from the University of Michigan, holds a post-graduate diploma from the London School of Economics, and has four doctorate degrees (Honoris Causa). He is the recipient of many international awards including Finance Minister of the Year, Philippine Legion of Honor, ADFIAP Man of the Year, Chevalier of the Legion of Honor of France, and the 2006 Asian HRD Award for Outstanding Contribution to Society.

Romeo L. Bernardo—Mr. Bernardo is President of Lazaro Bernardo Tiu & Associates, Inc., a financial advisory firm and serves as GlobalSource economist in the Philippines. Mr. Bernardo currently sits on the Board of Directors of Globe Telecom, Bank of the Philippine Islands, East Asia Power Resources, Inc., National Re-Insurance Corporation, RFM Corporation, PHINMA, Ayala Life Assurance, Philippine Institute for Development Studies (PIDS) Inc., and is Chairman of Ayala Life Fixed Income Fund (ALFM) Peso Dollar and Euro Bond Funds and the Philippine Stock Index Fund. Mr. Bernardo was an alternate director of the Asian Development Bank from 1997 to 1998 and Finance Undersecretary for International Finance, Privatization & Treasury Operations of the Department of Finance of the Republic of the Philippines from 1990 to 1996. Mr. Bernardo received a Bachelor of Science degree in Business Economics from the University of the Philippines and a Masters in Development Economics degree from Williams College.

Francisco H. Suarez, Jr.—Mr. Suarez is our Chief Finance Officer and Treasurer effective January 16, 2007. Previously, Mr. Suarez was the Chief Finance Officer of SPI Technologies, Inc. Mr. Suarez was also formerly the Director for Corporate Finance at Asian Alliance Investment Corp., an investment bank. He was also formerly an Assistant Vice President of the Merchant Banking Division at the Metropolitan Bank and Trust Company and First Vice President for Corporate Finance of First Metro Investment Corporation. Mr. Suarez graduated from De La Salle University with a Bachelor of Arts degree in Applied Economics.

Helen G. Tiu—Ms. Tiu is the Corporate Secretary of PSi Technologies Holdings, Inc. and its subsidiaries of Aboitiz Transport System (ATSC) Corporation and of several other Philippine companies. She is a Managing Director of Lazaro Bernardo Tiu & Associates, Inc., a consultancy firm, and practices law at H.G. Tiu Law Offices. Ms. Tiu was a partner at SGV & Co from 1994 to 1996, Head Executive Assistant at the Office of the Secretary, Department of Energy in the Philippines from 1993 to 1994, and a director of Petron Corporation from 1993 to 1994 and of Goodyear Corporation in 1994. She is a certified public accountant and a member of the Philippine Bar. She received a Bachelor of Science in Business Administration and Accountancy (cum laude), a Bachelor of Laws from the University of the Philippines and a Master of Laws degree from Harvard University.

Additional Executive Officers of PSi Technologies, Inc.

The following sets out biographical information for additional executive officers of our principal operating subsidiary, PSi Technologies.

Thomas Moersheim—Mr. Moersheim is our Chief Technology Officer. He joined us in April 2007. Mr. Moersheim has over 22 years of work experience with NXP Semiconductors (formerly Philips Semiconductors), holding various executive positions in Innovation, Customer Support and Quality and Reliability. Prior to joining us, Mr. Moersheim was the Director for Subcontract Management Philippines of NXP Semiconductors, Industrial Strategy and Operation.

Gil Setijono Gilarsi—Mr. Gilarsi is our Vice President for Business Development and Business Excellence. He joined us in April 2005. Mr. Gilarsi has 20 years experience in many different areas of operations and general management. Prior to joining PSi, he was the Deputy General Manager of Philips Plant in Surabaya, Indonesia—one of the largest and the most complex lighting plants worldwide. His last role with Philips was Business Excellence Director of Philips Lighting Electronics ASIA PACIFIC. Mr. Gilarsi received a Bachelor of Science degree in chemical engineering from Bandung Institute of Technology (ITB), Indonesia.

Hernanie S. Torres—Mr. Torres is our Managing Director for Taguig Operations. He joined us in March 2005 as Manufacturing Director and was appointed to his present position in September 2005. Mr. Torres has over 17 years of experience in the semiconductor industry. Prior to joining the company, he was the Operations Director of International Rectifier, External Assembly Operations and also worked with several other companies, including Advanced Semiconductor Engineering, Malaysia, Amkor Technology Philippines, Inc. and Integrated Microelectronics, Inc. Mr. Torres received his Bachelor of Science degree in Electronics and Communication Engineering from Mapua Institute of Technology in Manila and earned MBA units from De La Salle University in Manila.

Hilario Romil A. Acosta Jr.—Mr. Acosta is our Director for Supply Chain. He joined us in March 2006. Mr. Acosta has 15 years of experience in different areas of supply chain management. Before joining PSi, he was the head for Strategic Procurement and Traffic of Globe Telecoms, Inc. He also worked in various areas in Supply Chain for companies such as Bayan Trade, Caltex Phils., Zuellig Pharma Corp., Dutch Boy Phils.,Inc. and Coca-Cola Bottlers Phils. Mr. Acosta is certified as a Certified Purchasing Manager (CPM) by the Institute for Supply Management (ISM) in the U.S. He holds a Bachelor of Science in Chemical Engineering from Far Eastern University and an MBA from De la Salle University in Manila.

Fernando Silva—Mr. Silva is the new Managing Director of PSi Technologies Laguna, Inc. He joined us on November 27, 2006. Mr. Silva worked for over 15 years with Integrated Microelectronics, Inc. in variety of roles, including Manufacturing Supervisor, Division Manager, and Business Unit Group Head.

Except as otherwise noted, there is no relationship between any of our directors or executive officers and any other director or executive officer.

We have entered into a non-competition agreement with our Chairman and Chief Executive Officer, Arthur J. Young, Jr., which provides, among other things, that if Mr. Young is no longer employed with us, he will not render services related to packaging and testing of power semiconductors to other companies for one or two years from the date of his departure, depending on the circumstances of his departure.

See Item 7—”Major Shareholders and Related Party Transactions—Shareholders’ Agreement and Registration Rights Agreement” regarding the right of certain of our shareholders to appoint members of our board of directors.

B. Compensation

We paid an aggregate amount of $43,162 to members of our board of directors as reimbursement for costs and expenses incurred in connection with attending meetings of the board of directors and its committees in 2006.

We paid an aggregate amount of $475,896 in compensation to our top 11 officers in 2006. We provide daily transportation to and from work to these executives and housing for the Managing Director of our Laguna facility. We gave $369,209 in bonuses to our executive officers and directors in 2006.

In July 2005, we hired a Chief Operating Officer and are committed in the future to pay such COO a minimum of $300,000 in the form of bonuses and 500,000 options.

On February 2, 2004, we issued 121,000 options to purchase shares of our common stock to 24 of our executives and officers at an exercise price of $3.25 per share. We are likewise committed to issue an additional 500,000 shares to our Chief Operating Officer subject to certain terms. The vesting period and term of those options are consistent with the terms of our stock option plan as described in “Item 6—Share Ownership—PSi Stock Option Plan.” There was no outstanding loans to key executives as of December 31, 2005 and 2006. Non-executive directors receive per diem compensation for their attendance at each board meeting. Directors are reimbursed for reasonable expenses incurred for attendance of meetings of the board and its committees. Directors may also receive additional compensation for serving on board committees and/or performing additional or special duties at the request of the Board.

We have a noncontributory defined benefit pension plan covering substantially all of our regular employees in the Philippines. Retirement costs are based on amounts computed by an independent actuary. In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, which requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through comprehensive income in the year in which such changes occur. We adopted the recognition provisions of SFAS No. 158 and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. We measure the pension benefit liabilities using the Projected Unit Credit Actuarial Cost Method in accordance with the provisions of SFAS No. 158. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity of $1.5 million, which was net of a deferred tax benefit of $83,027.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. We currently measure the funded status as of the balance sheet date. Accordingly, the adoption of the measurement provisions of SFAS No. 158 will have no impact on our financial statements (see Note 18 of the consolidated financial statements for further discussion). As of December 31, 2006, the fair value of the retirement plan assets amounted to $46,898.

We expect to make cash contributions amounting to $50,000 to our pension plan in 2007.

As of December 31, 2006, we have an unrecognized transition obligation and unrecognized actuarial loss amounting to $2,845 and $2,052,391, respectively. The amortization of actuarial loss for each of the seven (average expected future service years of plan members) succeeding years amounts to $247,412.

C. Board Practices

The following table sets forth the term of office for the members of our board of directors as of July 13, 2007.

Name	Commencement of First Term	Expiration of Current Term[1]
Arthur J. Young, Jr.	December 1999	June 30, 2007
Mandakini Puri	October 2001	June 30, 2007
Brian A. Renaud	December 1999	June 30, 2007
Gordon J. Stevenson	September 2005	June 30, 2007
Patchara Samalapa	April 2004	June 30, 2007
Roberto F. de Ocampo	March 2000	June 30, 2007
Romeo L. Bernardo	February 2000	June 30, 2007

[1]

The term of office of our board members will expire at the next annual stockholders’ meeting. Our by-laws provide that the annual stockholders’ meeting shall take place on any day in June. Pursuant to the holdover provisions of the Philippine Corporation Code, if the annual stockholders’ meeting as provided in the by laws is postponed, the term of office of our board members is automatically extended to the date on which the next annual stockholders’ meeting actually takes place.

We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

Committees of Our Board of Directors

Our board of directors has an audit committee, a budget committee and a compensation committee.

The audit committee is currently comprised of two independent directors. As of May 31, 2007, Messrs. de Ocampo and Bernardo served on the audit committee, with Mr. de Ocampo as Chairman. A vacancy on the audit committee was created following the resignation of Mr. Ramon del Rosario, Jr. on February 14, 2007. The board of directors had determined that Mr. del Rosario qualified as an audit committee financial expert, and Mr. del Rosario has yet to be replaced on the audit committee. We are actively engaged in recruiting a financial expert to fill the current vacancy on the audit committee.

In response to the corporate governance reforms dictated by the Sarbanes-Oxley Act of 2002, our Board of Directors adopted the current audit committee charter on April 23, 2003. The audit committee charter sets forth the enhanced responsibilities of the audit committee relating to oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications and independence of our independent auditors, and (4) the performance of our internal audit function.

The audit committee charter reflects the audit committee’s responsibilities in terms of, among other things, (1) pre-approval of audit and non-audit services provided by the independent accountant, (2) pre-approval of related party transactions, (3) establishing procedures relating to the anonymous submission of concerns regarding questionable accounting or auditing matters and internal controls, and (4) direct responsibility for the hiring, retention, evaluation, and termination of our independent accountant. The new audit committee charter also provides the audit committee with the authority and sufficient funding to retain independent counsel or any other advisors that it determines to be necessary to carry out its duties.

On November 6, 2006 the Business Control Department reporting to the audit committee was created to provide annually an assessment on the adequacy and effectiveness of our processes for controlling activities and managing risks, report significant issues related to the processes for controlling our activities, to provide information periodically on the status and results of the annual audit plan and coordinate and provide insight of other control and monitoring functions.

The budget committee is responsible for (1) reviewing and recommending to the board of directors for approval of PSi’s operating budget, (2) comparing the budget to actual performance, (3) reviewing past capital expenditure decisions relative to expected versus actual performance, and (4) approving specific capital expenditures projects and requests. As of December 31, 2005, the members of the budget committee are Messrs. Brian Renaud and Patchara Samalapa.

The compensation committee is responsible for establishing remuneration levels for some of our officers and performs certain functions under our employee benefit programs. As of May 31, 2007, the members of the compensation committee are Mr. Arthur J. Young, Jr. and Mr. Brian Renaud.

Nasdaq Requirements

In general, corporate governance principles for Philippine companies are set forth in the Corporation Code of the Philippines. Corporate governance principles under provisions of Philippine law may differ in significant ways from corporate governance standards for U.S. Nasdaq-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. Pursuant to the amendment, foreign private issuers must disclose alternative home country practices they follow.

Under Philippine law, we are not required to solicit shareholder approval of the issuance of our stock in connection with related party acquisitions in which we may issue 20% or more of our outstanding shares or below market issuances of 20% or more of our outstanding shares to any person. In accordance with Rule 4350(a)(1), our Philippine counsel has issued a written statement to Nasdaq certifying that our corporate governance practices are not prohibited by, and are consistent with, Philippine law and practice.

D. Employees

We actively recruit to attract the highest quality personnel in our region. Our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good. The following table sets forth the total number of employees, as of December 31, 2006, 2005 and 2004:

Headcount	2004	2005	2006
Operations	2,243	2,169	1,796
Engineering	524	522	470
Quality	434	403	321
Sales/ Marketing/ Customer Service	20	17	11
General, Administrative/ Executive and Non-Operations	354	309	242

TOTAL	3,575	3,420	2,840

The total number of employees decreased by 580 from 3,420 in 2005 to 2,840 in 2006 due to the closure of PSi Chengdu in 2005.

E. Share Ownership

The following table sets forth the number of shares and options owned by our directors, officers and members of management. Our Chairman, President and Chief Executive Officer, Mr. Arthur J. Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. The following directors and officers also own shares of the Company or options on such shares as of December 31, 2006:

Name	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares	Number of Common Shares Underlying Stock Options	Exercise Price		Expiration Date (2)
Arthur J. Young Jr. (1)	164,907	1.24%	457,600 40,000	$ $	13.30 3.25
Brian Renaud (1)	1
Mandakini Puri (1)	1
Patchara Samalapa (1)	1
Romeo L. Bernardo	1
Roberto F. de Ocampo	1
Gordon Stevenson	1		500,000		$3.00
Thelma G. Oribello			25,000 5,000	$ $	13.30 3.25
Chato C. Montemayor			5,000		$3.25

(1)	These individuals are employees or nominees of Merrill Lynch, our controlling shareholder. See “Item 7—Major Shareholder and Related Party Transactions” regarding Merrill Lynch’s share ownership.
(2)	Pursuant to our stock option plan, options expire no later than three years after they vest and have a maximum term of ten years.

PSi Stock Option Plan

Pursuant to our stock option plan, options may be granted to certain of our directors, officers and employees for the purchase of up to an aggregate of 741,162 common shares. On June 2, 2005, we increased the total number of options that may be distributed under the plan to 1,241,162 options pursuant to a board resolution adopted in connection with the hiring of the new Chief Operating Officer. As of December 31, 2006, there were 971,513 options outstanding, a decrease of 16,000 options from 987,513 options outstanding as of the end of December 31, 2005 due to forfeitures.

In general, our stock option plan requires that options vest not more than ten years from the date of grant and that options expire not more than three years after the vesting date. The plan is administered by the compensation committee of our board of directors which determines the number of common shares subject to each option granted and the related purchase price and option period. Upon the voluntary termination of employment by an option holder or termination of an option holder for cause, any options granted under our stock option plan to the option holder (whether or not vested) will terminate, unless otherwise authorized by the compensation committee. If termination was due to retirement, disability or involuntary separation other than for cause, the option holder or his successors have the remainder of the applicable term to exercise the option holder’s vested options. If termination was due to death, vested options may be exercised for the remainder of their term. Options granted are non-transferable except by will or as otherwise authorized by the compensation committee.

Upon the occurrence of any change in our capital structure, including any merger, liquidation, reorganization or recapitalization, or any other event affecting our shares, our compensation committee may make adjustments to our stock option plan and any outstanding grants, as it may deem necessary or appropriate. Unless terminated earlier by our board, our stock option plan will terminate on February 4, 2010, the 10-year anniversary of the approval of the stock option plan by our board and shareholders.

We recognized share compensation expense for options granted to employees under our stock option plan. Effective January 1, 2006, we adopted SFAS No. 123(R) which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employees stock options, be measured at fair value and expensed over the service period (vesting period). Upon adoption, we transitioned to SFAS No. 123(R) using the modified prospective method, whereby compensation cost under SFAS No. 123(R) is recognized beginning January 1, 2006 and thereafter, with prior periods’ stock-based compensation for option still determined pursuant to APB No. 25, “Accounting for Stock Issued to Employees” with pro forma disclosure provided as if SFAS No. 123 had been applied. Prior to adoption of SFAS 123(R), the Company applied the intrinsic value method under the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option plans. See Note 2 to our audited consolidated financial statements. We recognized a compensation cost of $159,013 in 2006 which was included under the “Administrative expense” account in the 2006 consolidated statement of operations. The compensation cost to be recognized in 2007 and 2008 amounts to $15,852 and $7,045, respectively.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table describes as of May 31, 2007, information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of May 31, 2007, we had 13,289,525 issued and outstanding common shares. None of our major shareholders have different voting rights.

Holders	Number of Common Shares Beneficially Owned	Percentage Beneficially Owned
Merrill Lynch Global Emerging Markets Partners, L.P. (1)	7,141,624	53.7%
Greathill Pte., Ltd. (2)	1,955,741	14.7%
Austin W. Marxe and David M. Greenhouse (3)	1,375,167	10.3%

(1)	Merrill Lynch Global Emerging Markets Partners, L.P. is a private investment fund.
(2)	Greathill Pte. Ltd. was a wholly owned subsidiary of NJI No. 2 Investment Fund, a private investment fund in members’ voluntary liquidation. However, on February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sales and Purchase Agreement under which NJI transferred its entire shareholdings of 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by the Primasia Private Equity Management, Ltd.
(3)	Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”). AWM serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Cayman Fund L.P. (“Cayman”), Special Situations Fund III, L.P. (“SSF3”) and Special Situations Fund III QP, L.P. (“SSFQP”). Cayman owns 345,466 of the Company’s ADS, while SSF3 owns 90,582 of the Company’s ADS, and SSFQP owns 939,119 of the Company’s ADS. Based on February 14, 2007 SEC Form 13G/A Filing.

On May 2001, Merrill Lynch increased its ownership in the Company by acquiring 4,580,910 shares from RFM Corporation, representing approximately 34% of our then outstanding common stock. Merrill Lynch currently owns 7,141,624 shares representing an ownership of 53.7%. Pursuant to the terms of the exchangeable senior subordinated note issued to Merrill Lynch LLC in July 2003, Merrill Lynch’s and its affiliate’s ( together, the ML Group) equity stake in the Company, on an as exchanged basis, would increase to 63.3% or by an additional 3,478,261 shares. The issuance of the exchangeable senior subordinated note to Merrill Lynch LLC in June 2005 at a net consideration price less than the current market price as defined in the Exchange Agreement dated July 3, 2003, will, upon issuance, result in an additional 291,482 shares issuable to Merrill Lynch under the 2003 Note, increasing the ML Group ‘s equity stake in the Company, on an as exchanged basis, to 64.0%. Pursuant to the terms of the 2005 Note, Merrill Lynch’s equity stake in the Company, on an as exchanged basis at a Note Exercise Price of $1.00 per share, would increase to 74.4% or by an additional 7,000,000 shares. The number of shares into which the 2005 Note is exchangeable is subject to further change under the following conditions as provided in the Exchange Agreement:

1. if our EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. ML Group’s stake in the Company, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares; and

2. if our EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, ML Group’s stake in the Company, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares.

Our EBITDA for the three-month period ended December 31, 2005 was less than $5.5 million and for the three-month period ended March 31, 2006 was less than $6.7 million. As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.80 per share.

EBITDA as defined in the Exchange Agreement, refers to earnings before interest expense, income taxes, depreciation and amortization, gain/loss realized in connection with the sale of any assets or disposition of any securities, other than those included in cash flow from operations, extraordinary or non-recurring gain/loss and non-cash extraordinary gain/loss.

We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. All accrued interest on the 2005 Exchangeable Note in 2006 amounting to $0.8 million was added to the principal amount of the Exchangeable Note.

Except as provided for in the Shareholders’ Agreement and Merrill Lynch LLC’s Exchangeable Senior Subordinated Note, the Company’s major shareholders do not have different voting rights than the Company’s other shareholders. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of the terms of the Shareholders Agreement and Merrill Lynch LLC’s Exchangeable Senior Subordinated Note.

The Company’s eight Filipino shareholders own a total of 2,255 shares of the Company. Foreign nationals own the balance of 13,287,270 shares.

The Company is controlled by Merrill Lynch Global Emerging Markets Partners, L.P (Merrill Lynch). Merrill Lynch owns approximately 53.7% (subject to increase as discussed herein), as of December 31, 2006, of the common shares and controls the same percentage of the voting power of the Company.

We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

B. Related Party Transactions

Shareholders’ Agreement and Registration Rights Agreement

Shareholders’ Agreement. On May 29, 2001, we, our principal operating subsidiary, PSi Technologies, Inc., Merrill Lynch, JAFCO Investment (Asia Pacific) Ltd. (which we call JAFCO), acting as Investment Manager of NJI No. 2 Investment Fund, and Arthur Young, Jr. entered into a Shareholders’ Agreement relating to their ownership, transfer and voting of our common shares. Under the Shareholders’ Agreement, all common shares owned by Merrill Lynch, JAFCO and Arthur Young, Jr. are subject to resale restrictions. Under certain circumstances, each of Merrill Lynch and JAFCO has a right of first refusal to purchase (except in the case of permitted transfers such as transfers to an affiliate), and a tag-along right to sell, when JAFCO or Merrill Lynch, as the case may be, elects to transfer its shares. On July 18, 2005, NJI No. 2 Investment Fund (in members’ voluntary liquidation) transferred to its wholly owned subsidiary, Greathill Pte. Ltd. (Greathill), a Singaporean company, all of its 1,955,741 shares of the company. Furthermore, on December 28, 2005, JAFCO, acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) and Greathill signed a Deed of Adherence and Assumption (“Deed of Adherence and Assumption”) under which JAFCO acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) assigned to Greathill, and Greathill accepted and assumed, all of JAFCO’s rights, benefits and interest as well as burdens, obligations and liabilities under the Shareholders’ Agreement and the Registration Rights Agreement. The provision of the Deed of Adherence and Assumption were concurred in by us and by Merrill Lynch on March 14, 2006. On February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sale and Purchase Agreement under which NJI transferred its entire shareholdings or 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by Primasia Private Equity Management, Ltd.

As a result of its shareholdings, and in accordance with the Shareholders’ Agreement, Merrill Lynch may appoint and remove a majority of our board of directors and the board of directors of our principal operating subsidiary, PSi Technologies, Inc. Our board consists of nine directors. Under the Shareholders’ Agreement as amended by the Deed of Adherence and Assumption, Merrill Lynch and Greathill have agreed, subject to certain conditions, that they will vote to ensure that our board of directors will be comprised of:

•	five directors nominated by Merrill Lynch, if requested (currently Ms. Puri, Mr. Renaud, and Mr. Samalapa serve as the Merrill Lynch nominees);

•	one director nominated by Greathill, if requested (currently Greathill has no nominees serving on the board of directors); and

•	three independent directors as defined under the Nasdaq Rules.

We and our subsidiaries have agreed to indemnify and hold harmless each member of our board of directors and each member of our subsidiaries’ board of directors to the fullest extent permitted under applicable law.

As a result of their shareholdings and related rights to representation on our board, Merrill Lynch and JAFCO’s successor-in-interest, Greathill may prevent us from taking certain actions as set forth in the shareholders’ agreement. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval”. As of the date of this Annual Report on Form 20-F/A, purchasers of our ADSs owned in the aggregate 30. 3% of our share capital. You may not be in a position to exercise any significant control or influence over the business and affairs of our company or any of our subsidiaries. In addition, without the consent of Merrill Lynch and Greathill, acting through directors nominated by them or through their vote as shareholders, no amendments to any of our organizational documents or those of our subsidiaries may be made nor may we sell all or part of our shares or material assets or those of our subsidiaries.

The Shareholders’ Agreement also prohibits us from taking any action that would cause taxable gain to be recognized by any partner of Merrill Lynch under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or under a gain recognition agreement filed by a partner of Merrill Lynch pursuant to U.S. Treasury Regulation Section 1.367(a)-8.

Registration Rights Agreement. We, Merrill Lynch and Greathill are parties to the Registration Rights Agreement dated May 29, 2001 as amended by the Deed of Adherence and Assumption, that grants Merrill Lynch and Greathill certain registration rights. Each of Merrill Lynch and Greathill has an option to cause us to effect up to three registrations of the shares owned by it, its affiliates and transferees. If one party exercises its registration rights, the other parties having registration rights may elect to include their shares in the registered offering. The registration rights agreement also provides that if we register any equity securities for a primary or secondary offering, we must permit each of Merrill Lynch and Greathill, and anyone to whom they have transferred shares in a private placement, to include their shares in the offering.

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd., acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s rights under the Registration Rights Agreement described in Item 7—”Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by JAFCO.

On March 23, 2007, Primasia Private Equity Management Ltd on behalf of Greathill requested that Greathill ‘s 1,955,741 shares in us converted into American Depositary Receipts. The application process is expected to commence subsequent to the filing of this Form 20-F/A with the SEC.

Additional Undertakings. We have agreed to comply with other covenants set forth in the shareholders’ agreement and the registration rights agreement as the same have been amended by the Deed of Adherence and Assumption. Among other things, we have agreed to indemnify, hold harmless against and pay on behalf of or reimburse any losses which Merrill Lynch or Greathill may suffer or become subject to as a result of breaches by us of the agreements, misrepresentations by us, or causes of action arising out of or in connection with our operations.

The Merrill Lynch Exchangeable Notes

We issued to Merrill Lynch LLC, an affiliate of Merrill Lynch, exchangeable senior subordinated notes in July 2003 and June 2005, respectively.

July 2003 Note

In 2003, management approached our majority shareholder, Merrill Lynch about a possible capital infusion. On June 25, 2003, our shareholders approved the transaction at a special meeting of our shareholders. The audit committee of our board of directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On July 3, 2003, we issued to a Merrill Lynch affiliate a $4 million exchangeable senior subordinated note.

The proceeds of the note were used to pay liabilities related to certain capital expenditures which became due in 2003. The note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2008. The note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares.

We are not permitted to prepay the note in whole or in part. Merrill Lynch LLC may exchange the note at any time for our common shares at a price of $1.15 per share, for up to 3,478,261 of our common shares. The initial exchange price was $1.47 per share, which was reduced due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If at any time after July 3, 2006, our publicly-traded ADSs (i) trade at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADSs for such period is equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we desire to redeem the note.

The note is unsecured and subordinated in right of payment to our senior credit facility and any other permitted indebtedness which, pursuant to its terms, is senior in right of payment to the note.

Pursuant to the terms of the note and the issuance of the 2005 Note at a net consideration price less than the current market price, Merrill Lynch’s equity stake in the Company, on an as exchanged basis, increased from approximately 53.7% to 64.0%, or an ownership of 10,911,367 shares out of fully diluted shares, on an exchanged basis, of 17,059,268 shares. If interest on the exchangeable note is paid in the form of common shares, Merrill Lynch’s equity stake in us could further increase.

We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually. Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. All accrued interest on the 2003 Exchangeable Note in 2006 amounting to $0.4 million was added to the principal amount of the Exchangeable Note.

Under the term of the note, we may not take certain actions without the prior written consent of Merrill Lynch LLC, including but not limited to:

•	enter into a merger or business combination with any other person or entity, including any joint venture arrangements;

•	enter into any transaction with any affiliate other than Merrill Lynch or its affiliates, except upon fair and reasonable terms;

•	sell or dispose of any of our or our subsidiaries’ material assets worth more than 5% of our book value;

•	declare or pay any dividend or make any distribution on or with respect to any of our capital stock;

•	purchase, redeem, or otherwise acquire any shares of our or our subsidiaries’ capital stock;

•	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase or retirement, of certain of our indebtedness;

•	make certain investments;

•	create, incur or assume certain indebtedness.

We have also agreed to comply with other covenants set forth in the note and the related exchange and purchase agreements. Among other things, we have agreed to indemnify Merrill Lynch LLC and its related parties for losses caused by any breach of the representations and warranties provided by us, and to deliver to Merrill Lynch LLC certain financial statements, reports and notices and any other such information reasonably requested by Merrill Lynch.

June 2005 Note

In light of our need for cash resources, management approached our majority shareholder, Merrill Lynch, about a possible capital infusion. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On June 2, 2005, our Board of Directors approved the transaction, and we issued to a Merrill Lynch LLC, affiliate a $7.0 million exchangeable senior subordinated note. No stockholder’ approval was secured for the June 2005 Note, consistent with Philippine Law and NASD Marketplace Rule 4350(a)(1), where Foreign Private Issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350.

The proceeds of the note was used for the repayment of due and outstanding suppliers’ credits and capital expenditures payables, which cannot be paid out of current cash flows or from available lines of credit, and to partially finance capital expenditures of ours and our subsidiaries and affiliates. The note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2009. The note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares.

We are not permitted to prepay the note in whole or in part. Merrill Lynch LLC may exchange the note at any time for our common shares at a price of $1.00 per share, for up to 7,000,000 of our common shares. The number of shares for which the Note is exchangeable and consequently ML Group’s equity stake in the Company, is subject to further change under the following conditions as provided in the Exchange Agreement:

1. if our EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. ML Group’s stake in us, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note; and

2. if our EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, ML Group’s stake in us, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note.

Our EBITDA for the three-month period ended December 31, 2005 was less than $5.5 million and for the three month ended March 31, 2006 was less than $6.7 million. As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.80 per share.

If interest on the exchangeable note is paid in the form of common shares, ML Group’s equity stake in us could further increase. We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually. Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. All accrued interest on the 2005 Exchangeable Note in 2006 amounting to $0.8 million was added to the principal amount of the Exchangeable Note.

If at any time after June 2, 2008, (i) our publicly-traded ADSs trade at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADSs for such period is equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we desire to redeem the note.

The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to Raiffeisen Zentralbank Osterreich AG (RZB-Austria) through a Revolving Facility Agreement dated September 24, 2002, KBC Bank N.V.—Philippine Branch through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan Bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

Under the term of the note, we may not take certain actions without the prior written consent of Merrill Lynch LLC, including but not limited to:

•	enter into a merger or business combination with any other person or entity, including any joint venture arrangements;

•	enter into any transaction with any affiliate other than Merrill Lynch or its affiliates, except upon fair and reasonable terms;

•	sell or dispose of any of our or our subsidiaries’ material assets worth more than 5% of our book value;

•	declare or pay any dividend or make any distribution on or with respect to any of our capital stock;

•	purchase, redeem, or otherwise acquire any shares of our or our subsidiaries’ capital stock;

•	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase or retirement, of certain of our indebtedness;

•	make certain investments;

•	create, incur or assume certain indebtedness.

We have also agreed to comply with other covenants set forth in the note and the related exchange and purchase agreements. Among other things, we have agreed to indemnify Merrill Lynch LLC and its related parties for losses caused by any breach of the representations and warranties provided by us, and to deliver to Merrill Lynch LLC certain financial statements, reports and notices and any other such information reasonably requested by Merrill Lynch LLC.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

1. IPO Litigation

In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York (the “District Court”) naming as defendants, in the aggregate, PSi Technologies Holdings, Inc. (the “Company”), certain of its current or former officers and directors, and certain underwriters of its Initial Public Offering (“IPO”). Similar complaints have been filed against over 300 other issuers that issued IPOs between 1998 and 2000. All such actions were consolidated into a single coordinated proceeding (the “IPO Allocation Litigations”). A consolidated amended complaint was filed on April 19, 2002. The amended complaint alleges, among other things, that the underwriters of our IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering’s registration statement and engaged in manipulative practices to artificially inflate the price of the Company’s stock in the IPO’s after market. The Company, together with certain of its officers and directors, and underwriters of the IPO, are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving the Company. On July 15, 2002, the Company, along with other issuer defendants in the coordinated cases, also moved to dismiss the litigation. As a result of the judge’s decision on February 19, 2003 to grant, in part, the issuer defendants’ motion to dismiss, the Rule 10b-5 claims against the Company and its officers and directors named as defendants were dismissed. The Section 11 claims remained.

In July 2003, a committee of the Company’s Board of Directors (the “Committee”) conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged in the action. Under the partial settlement, the Company would undertake other responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is for the account of the Company’s insurance carriers. The Committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of the Company’s insurers to the settlement, and the completion of acceptable final settlement documentation.

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to the underwriter’s defendants’ objections to the settlement on August 4, 2004. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.

On August 31, 2005, the District Court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The District Court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the court reserved decision. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) issued an opinion vacating the District Court’s certification of a litigation class in that portion of the case between the Plaintiffs and the underwriter’s defendants. Because the Second Circuit’s opinion was directed to the class certified by the District Court for the Plaintiffs’ litigation against the underwriter defendants, the opinion’s effect on the class certified by the District Court for the Company’s settlement is unclear. On January 5, 2007, Plaintiffs filed a petition for rehearing en banc by the Second Circuit. The proposed settlement is pending final approval by the District Court.

On April 6, 2007, the Second Circuit denied plaintiffs petition for a rehearing. In the light of the Second Circuit opinion, we have informed the District Court that this settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit’s mandate.

Due to inherent uncertainties of litigation and because the settlement approval process is at a preliminary stage, we cannot accurately predict the ultimate outcome of the matter.

We have not made any accrual for litigation claims; however, we will disclose the foregoing in our financial statements. It is the opinion of management that all of the foregoing matters are adequately covered by insurance, or if not covered, are without merit or are of such kind, or involve such amounts, that would not have a material effect on our financial position.

2. Manila Electric Company (Meralco) case

On November 19, 2003, we filed an injunction complaint against the Meralco to enjoin it from disconnecting its supply of electric service on account of a billing discrepancy in the amount of Php 21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of Php2 million. Meralco insisted on full payment, hence the filing of its complaint. The Company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of July 13, 2007, the case is pending pre-trial after referral of the case to mediation proved fruitless Attorney Luigi Gana of Gana & Associates handles the case.

Dividend Policy

We have not paid dividends on our common shares for the past six years. We intend to retain any or all-future earnings for use in our business and we do not intend to pay dividends on our common shares. The declaration of payment and amount of dividends, if any, on outstanding common shares will be subject to the discretion of our board of directors. The declaration of any stock dividend must also be approved by the vote of shareholders representing at least two-thirds of our outstanding capital stock at a shareholders meeting called for that purpose. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval.” Cash dividends, if any, will depend upon our future operations and earnings, set-off of accumulated losses, financial condition, cash requirements and availability and other factors as may be deemed relevant by our board of directors.

Holders of our common shares will be entitled to receive such dividends as determined by the board of directors according to the number of common shares held. Dividends may be paid only out of our distributable profits. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Dividends.” The retained earnings of our principal operating subsidiary, PSi Technologies, Inc., are reflected as part of our retained earnings but may be declared as a dividend by us only when declared as a dividend by PSi Technologies, Inc. to us.

Holders of our ADSs will be entitled to receive dividends distributed to the depositary, subject to the terms of the deposit agreement, to the same extent as holders of our common shares, less the fees and expenses payable under the deposit agreement, withholding tax and other governmental charges. Cash dividends will be paid to the depositary bank in Philippine pesos and will be converted by the depositary bank into U.S. dollars and paid to holders of ADSs. Stock dividends, if any, will be distributed to the depositary and will be distributed by the depositary in the form of additional ADSs, to holders of ADSs.

ITEM 9    THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth, for the period indicated, the high and low sale prices per ADS since trading on March 16, 2000, as furnished by The Nasdaq National Market and the Nasdaq Capital Market, or Nasdaq. The initial public offering price of our ADSs was $16.00 per ADS.

Annual high and low market prices

Year	High (date)	Low (date)
2002	$9.38 (on January 2)	$0.89 (on October 7)
2003	$3.66 (on November 3)	$0.97 (on April 22)
2004	$5.62 (on March 4)	$1.55 (on November 8)
2005	$ 2.63 (on May 24)	$0.46 (on December 27)
2006	$2.28 (on Sep 28)	$0.46 (on October 12, 16 and 18)

Quarterly high and low market prices

Quarter	High (date)	Low (date)
Q1 2005	$2.07 (on January 3)	$1.06 (on March 23)
Q2 2005	$2.63 (on May 24)	$0.93 (on May 5 and 9)
Q3 2005	$1.40 (on August 2)	$0.98 (on September 30)
Q4 2005	$1.28 (on October 11)	$0.46 (on December 27)
Q1 2006	$0.84 (on February 21)	$0.6 (on February 27)
Q2 2006	$0.87 (on June 13)	$0.67 (on April 18)
Q3 2006	$2.28 (on September 28)	$0.55 (on September 28)
Q4 2006	$1.44 (on October 19)	$0.46 (on October 18)

Monthly high and low market prices

Month	High (date)	Low (date)
January 2007	$2.14 (on January 31)	$1.15 (on January 19)
February 2007	$2.59 (on February 26)	$1.85 (on February 8)
March 2007	$2.40 (on March 1)	$2.26 (on March 19)
April 2007	$2.52 (on April 27)	$1.41 (on April 3)
May 2007	$2.45 (on May 1)	$1.75 (on May 16, 29, 30 and 31)
June 2007	$2.00 (on June 14)	$1.75 (on June 6, 8, 11, 12 and 20)

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the Nasdaq Capital Market. On March 9, 2005, we received a Nasdaq Staff Determination indicating that the Company failed to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs to the Nasdaq Capital Market. The transfer was effected at the opening of business on March 29, 2005. On June 30, 2006, the Company notified the SEC that the December 31, 2005 Annual Report on Form 20-F will be delayed and that we expected to file no later than 45 days from the prescribed due date of June 30, 2006. On July 13, 2006, we received a Nasdaq Staff Determination Letter indicating that we failed to submit our Annual Report on Form 20-F for the year ended December 31, 2005 as required by Marketplace Rule 4320 (e) (12), and that our securities were, therefore, subject to delisting from the Nasdaq Capital Market pending a hearing before the Nasdaq Listing Qualification Panel. On July 19, 2006, we requested an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the Staff determination to delist our securities from the Nasdaq Capital Market. On July 21, 2006, we received a notice from Nasdaq that the delisting action referenced in the Nasdaq Staff Determination Letter of July 13, 2006 had been stayed, pending a final written decision by the Nasdaq Listing Qualifications Panel. On August 16, 2006, we filed our Annual Report on Form 20-F/A for the year ended December 31, 2005. We subsequently received a Nasdaq Staff letter on August 17, 2006 indicating that the Form 20-F filing delinquency had been cured. We also received a Nasdaq Staff Deficiency Letter indicating that we failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E). During the subsequent 180-day compliance period provided under the Nasdaq Marketplace Rule, the closing bid price of our ADSs was at $1.00 per share or greater for at least 10 consecutive business days. Accordingly, on December 12, 2006, Nasdaq Staff notified us that we have regained compliance with the Nasdaq Marketplace Rules. The ADSs continue to be traded under the symbol “PSIT”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Incorporation and By-laws

The following statements summarize the material provisions of our articles of incorporation and by-laws and the Corporation Code of the Philippines, or the Corporation Code, insofar as they relate to the material terms of our common shares.

Our primary purpose, as stated in our articles of incorporation, is to serve as a holding company. The primary purpose of our principal operating subsidiaries is to engage in the business of manufacturing semiconductor products and components of all kinds and makes. We are not allowed to engage in the management of fund portfolios or to act as a stockbroker or dealer in securities.

Capital Structure

As of May 31, 2007, our authorized share capital consisted of 37,058,100 authorized common shares, with a par value of 1 2/3 Philippine pesos (Php) per share. As of December 31, 2006, we had 13,289,525 common shares outstanding, a total subscribed capital of Php 22,149,208 and additional paid-in capital of Php 2,708,812,169. We have reserved a total of 741,162 common shares to be issued upon the exercise of options that may be granted pursuant to our stock option plan. See “Item 6—Directors, Senior Management and Employees—Share Ownership—PSi Stock Option Plan.”

Share Issuance

Under the Corporation Code of the Philippines, a corporation can issue shares of stock with such rights, privileges or restrictions as may be provided for in its articles of incorporation. In the absence of specific restrictions in the articles of incorporation, common shares have full voting and dividend rights. A corporation may not issue shares for consideration less than the par value of such shares as stated in its articles of incorporation. It may, however, issue shares for a consideration in excess of the par value of such shares. Where a corporation issues shares at a premium, an amount equal to the amount by which the subscription price exceeds the par value is credited to an account designated as paid-in surplus or additional paid-in capital.

Subject to the approval of the Philippine Securities and Exchange Commission, or PSEC, a corporation may increase or decrease its authorized capital stock with the approval of a majority of the board of directors and the affirmative vote of shareholders representing at least two-thirds of the outstanding capital stock of the corporation.

A corporation may repurchase its own shares of stock, provided that it has unrestricted retained earnings to pay for the shares to be acquired or purchased, for legitimate corporate purpose or purposes. These purposes include, but are not limited to the following:

•	to eliminate fractional shares arising out of stock dividends;

•	to purchase shares of dissenting shareholders exercising their appraisal right; and

•	to collect or settle an indebtedness arising out of an unpaid subscription in a delinquent sale and to purchase delinquent shares sold during said sale.

The shares repurchased by the corporation become treasury shares which may again be sold for a reasonable price fixed by the board of directors. Shares do not have voting rights or dividend rights as long as they remain in the treasury.

Shares of stock which are offered to the public in the Philippines are required to be registered with the PSEC. The PSEC may deny registration of shares and refuse to issue a permit to sell shares if the registration statement for the shares is incomplete or inaccurate in any material respect or includes any untrue statement of material fact, or omits to state a material fact required to be stated in the registration statement or necessary to make the statements therein not misleading. The PSEC may also deny registration for the shares if the issuer corporation or any of its officers or directors are not qualified under the standards of the Securities Regulation Code or existing PSEC regulations.

Foreign Ownership Restrictions

We are not subject to any foreign equity ownership restrictions because we are not engaged in any business activity nor in possession of any asset that would attract the applicability of foreign ownership restrictions under Philippine law. Our foreign shareholders are not subject to any applicable limitations on voting their shares.

However, our affiliates, PSitech Realty, Inc. and Pacsem Realty, Inc., being landholding companies, are subject to foreign ownership restrictions under the Philippine Constitution. The maximum foreign ownership percentage allowed for a landholding company is 40% of the company’s capital stock. PSi Technologies, Inc. currently holds 40% of the capital stock of each of PSitech Realty, Inc. and Pacsem Realty, Inc. because it is considered to be a non-Philippine national due to the beneficial ownership of Merrill Lynch Global Emerging Markets Partners, L.P. and Greathill, a wholly-owned subsidiaryof NJI No. 2 Investment Fund (in members’ voluntary liquidation). To qualify as a Philippine national, a corporation must be organized under Philippine law with at least 60% of its capital stock outstanding and entitled to vote being owned and held by citizens of the Philippines.

Pre-emption Rights

The Corporation Code of the Philippines confers the right of pre-emption on shareholders of a Philippine corporation which entitles them to subscribe to all issues or other dispositions of shares by the corporation in proportion to their respective shareholdings, regardless of whether the shares proposed to be issued or otherwise disposed of are identical in all respects to the shares held. The pre-emption right conferred by the Corporation Code of the Philippines does not, however, apply to the issuance of shares made to ensure compliance with laws requiring share offerings or minimum share ownership by the public, in exchange for the acquisition of property required for corporate purposes, or in payment of a debt previously contracted.

The Corporation Code of the Philippines allows Philippine corporations to provide for the exclusion of the right of pre-emption in its articles of incorporation. Our articles of incorporation provide that, unless the right of pre-emption is granted from time to time by the board of directors in its discretion, our shareholders do not have the pre-emptive right to purchase or subscribe to:

•	any un-issued or reissued shares of any class;

•	any additional shares of any class to be issued by reason of any increase in our authorized capital stock; or

•	any securities convertible into any class of our shares.

In light of the Corporation Code and our articles of incorporation, the approval of our shareholders is not required with respect to the issuance of additional shares out of our un-issued authorized capital stock. Accordingly, unless otherwise provided under U.S. securities laws and regulations, our board of directors has the sole discretion to issue additional shares out of our un-issued authorized capital stock.

General Meeting of Shareholders

The Corporation Code of the Philippines requires all Philippine corporations to hold an annual general meeting of shareholders for the principal purpose of electing directors. Our annual general meeting of shareholders is required by our by-laws to be held on any day in the month of June each year.

Voting

Each holder of our common shares is entitled to one vote per common share during shareholders’ meetings. However, in the election of directors, each shareholder is entitled to such number of votes as is equal to the product of the number of common shares owned by him and the number of directors to be elected. The shareholder may accumulate his or her votes in favor of one candidate or distribute these votes in such proportion and amount between as many of the candidates as the shareholder wishes. The election of directors may only be held at a meeting convened for that purpose at which shareholders representing a majority of our outstanding capital stock are present in person or by proxy. However, any vacancy on our board, other than by removal or expiration of term, may be filled by the majority of the remaining directors if still constituting a quorum.

Management

Our corporate powers are exercised by our board of directors. The members of our board of directors are elected for a one year term during the annual general meeting of our shareholders. The Corporation Code of the Philippines further requires that each of our directors must own at least one share of our company.

The Corporation Code of the Philippines incorporates the common law principle that every director owes his company the duties of obedience, diligence and loyalty. These duties are illustrated through certain specific provisions of the Corporation Code of the Philippines, including the following:

•

A contract of the corporation with one or more of its directors is voidable at the option of such corporation unless all the following conditions are present: (1) that the presence of such director in the board meeting in which the contract was approved was not necessary to constitute a quorum for such meeting; (2) that the vote of such director was not necessary for the approval of the contract; and (3) that the contract is fair and reasonable under the circumstances. Where any of the first two conditions set forth above is absent, in the case of a contract with a director, such contract may be ratified by the vote of shareholders representing at least two-thirds of the outstanding capital stock in a meeting called for the purpose, provided that full disclosure of the adverse interest of the director involved is made at such meeting and provided that the contract is fair and reasonable under the circumstances;

•

Where a director, by virtue of his office acquires for himself a business opportunity which should belong to the corporation, thereby obtaining profits to the prejudice of such corporation, he must account to the latter for all such profits by refunding the same even if he risked his own funds in the venture, unless his act has been ratified by a vote of shareholders owning or representing at least two-thirds of the outstanding capital stock of the company; and

•

Directors who willfully and knowingly vote for or assent to patently unlawful acts of the corporation, or who are guilty of gross negligence or bad faith in directing the affairs of the corporation, or who acquire any personal or pecuniary interests in conflict with their duty as such directors shall be liable jointly and severally for all damages resulting therefrom suffered by the corporation, its shareholders and other persons. Where a director attempts to acquire or acquires, in violation of his duty, an interest adverse to the corporation in respect of any matter which has been entrusted to him, as to which principles of equity impose a duty to refrain from self-dealing, he shall be liable as a trustee for the corporation and must account for the profits which otherwise would have accrued to the corporation.

With respect to compensation of directors, our by-laws provide that directors may be reimbursed for expenses, if any, associated with the attendance of meetings of our board of directors and may be paid a fixed sum for such attendance.

Matters Requiring the Approval of Directors Selected by our Principal Shareholders

In addition to the voting requirements explained in the foregoing section, in respect of the following matters, the affirmative vote of Merrill Lynch Global Emerging Markets Partners, L.P. and Greathill Pte., Ltd. shall be required pursuant to the Shareholders’ Agreement as amended by the Deed of Adherence and Assumption:

•	the amendment of the articles of incorporation and/or by-laws of our company or any of our subsidiaries;

•

the pledge, sale, transfer or disposition, in one or a series of transactions, of (1) any shares of our principal operating subsidiary, PSi Technologies, Inc. (2) more than 50% of the assets of PSi Technologies, Inc. (including, without limitation, shares of PSi Technologies, Inc.’s subsidiaries), or (3) any shares of our affiliate, PSitech Realty, Inc.;

•

any action that would cause gains to be recognized under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (including, without limitation, under any gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8) by any partner of Merrill Lynch Global Emerging Markets Partners, L.P., upon and after the exchange by RFM Corporation, Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund of their shares in our principal operating subsidiary PSi Technologies, Inc. for our shares pursuant to the Deed of Assignment dated November 19, 1999; and

•	any action, directly or indirectly, in contemplation of any of the foregoing.

Dividends

We may only pay dividends out of our unrestricted retained earnings. These represent our net accumulated earnings, with our capital unimpaired, which are not appropriated for any other purpose. We may pay dividends in cash, by the distribution of property, or by the issue of shares of stock. Dividends paid in the form of shares may only be paid with the approval of shareholders representing at least two thirds of our outstanding capital stock at a shareholders’ meeting called for such purpose.

Our board of directors has the discretion to declare cash or property dividends. The issuance of property dividends must conform with the following conditions:

•	the property to be distributed as a dividend must consist of property that is no longer intended to be used in the operation of our business and practicable to be distributed as dividends;

•	the issuance of property dividends must not result in an inequitable distribution of property to the shareholders in terms of the book value and market value, if any, of the property distributed;

•

when the distribution of dividends is made where some shareholders will receive cash and the others will receive property, the prevailing market value of the property, as agreed upon by the shareholders, will be considered in determining the equitable distribution of the total dividends; and

•	the distribution of property dividends must be approved by the PSEC.

Corporations with surplus profits in excess of 100% of their paid-up capital are required to declare and distribute those profits as dividends, except:

•	when retaining the profits is justified by definite corporate expansion projects or programs approved by the board of directors;

•	when the consent of creditors is required under any loan agreement and the consent has not been secured; or

•	when it can be clearly shown that retaining the profits is necessary under the special circumstances of the corporation, as when special reserves are required for probable contingent liabilities.

Rights of Minority Shareholders

The rights of a shareholder to institute proceedings on our behalf in a derivative suit is recognized in the Philippines. Derivative suits may be filed if we are unable or unwilling to institute the necessary proceedings to redress wrongs committed against us or to vindicate corporate rights. Derivative suits are filed with the courts of general jurisdiction (i.e., the appropriate Regional Trial Court). Regional Trial Courts are courts of general jurisdiction and have original and exclusive jurisdiction over intra-corporate disputes.

A shareholder has a right to dissent and demand payment of the fair value of his shares in any of the following instances:

•

any amendment to our articles of incorporation which has the effect of changing or restricting rights attached to his shares or of authorizing preferences superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence;

•	the sale, lease, mortgage, pledge or other disposition of all or substantially all of our assets;

•

the investment of corporate funds for purposes other than to accomplish our primary purpose or investment in another corporation or business except when the investment is reasonably necessary to accomplish our primary purpose; and

•	our merger or consolidation with another corporation.

The fair value for the shares of a dissenting shareholder sold to us may be agreed upon by the parties. If parties cannot reach an agreement, fair value will be determined by an independent committee. Payment for the shares of a dissenting shareholder may be made only if we have unrestricted retained earnings to purchase the shares.

Shareholders have the right to inspect our records at reasonable hours on business days. These records include minutes of all meetings of the board of directors and of the shareholders, and records of our business transactions. The right of inspection may be denied to shareholders seeking to examine our records if they have improperly used any information obtained through any prior examination of our records, or did not act in good faith or for a legitimate purpose in making a demand for inspection.

Accounting and Auditing

Philippine corporations are required to file copies of their annual financial statements consolidated and separate financial statements of the parent company and primary financial statements for each subsidiary, as applicable) with the PSEC, using the functional currency. Our functional currency has been determined to be the U.S. dollar. The U.S. dollar is the currency of the primary economic environment in which we operate. Shareholders are entitled to request from the PSEC or from us copies of our most recent financial statements which must include balance sheets, statements of income, cash flows and changes in stockholders’ equity for the two most recent comparative audited periods.

Transfer Agent

We have appointed The Bank of New York as the transfer agent and registrar for the common shares underlying our ADSs.

C. Material Contracts

Except as set forth below, we are not currently, and have not been in the last two years, a party to any material contracts, other than contracts entered into in the ordinary course of our business:

Contract	Summary
Exchangeable Senior Subordinated Notes issued to Merrill Lynch	See Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—The Merrill Lynch Exchangeable Notes for a summary of terms.

D. Exchange Controls

Under current regulations of the Bangko Sentral ng Pilipinas, an investment in Philippine securities must be registered with the Bangko Sentral ng Pilipinas if the foreign exchange needed to service the repatriation of capital and the remittance of dividends, profits and earnings which accrue thereon is to be sourced from the banking system.

In the case of Philippine securities not listed with the Philippine Stock Exchange such as our common shares held by the depositary bank, The Bank of New York, the application for registration must be filed by the investor or its representative directly with the Bangko Sentral ng Pilipinas. Applications for registration of such investments must be accompanied by (i) credit advice or bank certification showing the amount of foreign currency inwardly remitted, and (ii) sworn certification of the officer of the investee firm concerned attesting to the number of shares and amount paid for the investment. Upon submission of the required documents, the Bangko Sentral ng Pilipinas will issue a Bangko Sentral Registration Document, or BSRD. On October 9, 2000, the Bangko Sentral ng Pilipinas issued a BSRD in relation to The Bank of New York’s investment, as Depositary Bank, in our shares.

Proceeds of divestments as well as distributions or dividends derived from the registered investments are repatriable or remittable immediately and in full through the Philippine commercial banking system, net of applicable tax, without the need of Bangko Sentral ng Pilipinas approval. Remittance is allowed upon presentation of the BSRD at the exchange rate applicable on the date of actual remittance. Pending registration or reinvestment, divestment proceeds as well as dividends of registered investments may be lodged temporarily in interest-bearing deposit accounts. Interest earned thereon, net of taxes, is also remittable in full. Remittance of divestment proceeds or dividends of registered investments may be reinvested in the Philippines if the investments are registered with the Bangko Sentral ng Pilipinas.

Proceeds of divestments as well as distributions or dividends derived from investments not registered with the Bangko Sentral ng Pilipinas may be converted into foreign exchange through non-bank sources of foreign exchange.

The foregoing is subject to the Bangko Sentral ng Pilipinas’ power, with the approval of the President of the Philippines, to restrict the availability of foreign exchange (1) during an exchange crisis when the international reserve of the Bangko Sentral ng Pilipinas falls to levels which it considers inadequate to meet the prospective net demands on the Bangko Sentral ng Pilipinas for foreign currencies, (2) whenever the international reserve appears to be in imminent danger of falling to such a level or (3) whenever the international reserve is falling as a result of payments or remittances abroad which, in the opinion of the Bangko Sentral ng Pilipinas, is contrary to the national welfare. Furthermore, we cannot assure you that current Bangko Sentral ng Pilipinas regulations will not be made more restrictive.

E. Taxation

The following summary of the material Philippine and U.S. federal income tax consequences of the purchase, ownership and disposal of the common shares or ADSs is based upon circumstances, laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F/A, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the purchase, ownership and disposal of the common shares or ADSs, such as the tax consequences under state, local and other tax laws. Accordingly, each prospective investor and holder, and particularly those prospective investors and holders subject to special tax rules, such as banks, dealers, insurance companies and tax exempt entities, should consult their own tax adviser regarding the tax consequences of an investment in and ownership of the common shares or ADSs.

Philippine Taxation

The following is the opinion of H. G. Tiu Law Offices, our Philippine counsel, on the material Philippine tax consequences resulting from the purchase, ownership and disposition of ADSs outside the Philippines and of direct investments in our common shares. This summary does not consider all possible Philippine tax consequences of the purchase, ownership and disposition of common shares or ADSs and is not intended to reflect the individual tax position of any beneficial owner. The summary is based upon our existing circumstances, the National Internal Revenue Code, as amended, commonly referred to as the NIRC, its legislative history, existing regulations, revenue memorandum circulars and revenue audit memorandum orders and published rulings issued by the Philippine Bureau of Internal Revenue, administrative practice, income tax conventions or treaties, and judicial decisions, all in effect, as of the date of this Annual Report on Form 20-F/A, all of which are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

Taxation Regarding the Common Shares

Issuance and Exchange of ADSs. Our Philippine counsel, H.G. Tiu Law Offices, has expressed the opinion that no Philippine taxes are payable upon the issuance of the ADSs by the depositary bank to the holders of ADSs but that Philippine capital gains and documentary stamp taxes are payable upon the transfer of common shares to a holder of ADSs.

Taxation of Capital Gains. The NIRC provides that gain from the sale of shares in a Philippine corporation will be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. The rate of tax on such gain is 5% for gains not exceeding Php100,000 and 10% for gains in excess of that amount. The rate of tax is the same for both non-resident individuals and non-resident non-Philippine corporations. The NIRC prohibits a transfer from being recorded in the books of the corporation unless the Philippine Commissioner of Internal Revenue, through his authorized representative, certifies that the capital gains and documentary stamp taxes have been paid or other conditions are met. The NIRC allows non-resident individuals and non-resident non-Philippine corporations to net capital gains and losses during a taxable year in determining their total capital gains tax.

Under the Convention between the Government of the United States of America and the Government of the Republic of the Philippines with respect to Taxes on Income, or the US-RP Income Tax Treaty, capital gains derived by a U.S. resident from the sale of shares of a Philippine corporation will not be subject to the Philippine Income Tax unless the shares are those of a corporation over 50% of the assets of which consist of real property interest located in the Philippines or in a Philippine Real Property Corporation. PSi Technologies Holdings, Inc. is currently not a Philippine Real Property Corporation.

Our Philippine counsel has expressed the opinion that transfers of ADSs by persons who are not residents of the Philippines but are residents of the United States, Japan, Canada, the United Kingdom or France for purposes of taxation in those jurisdictions are not subject to Philippine capital gains tax pursuant to the tax treaties that the Philippines has entered into with those countries. The rules relating to the taxability of transfers of ADSs by non-resident alien individuals and non-resident non-Philippine corporations and the extra-territorial applicability of Philippine tax laws are complex. Prospective purchasers who do not belong to the categories of persons described above should consult their own tax advisor to determine whether and to what extent they would be entitled to tax treaty benefits, if any.

Taxation of Dividends. Under the NIRC, dividends paid by a Philippine corporation to non-resident alien individuals that are not engaged in trade or business in the Philippines are subject to withholding tax at the rate of 25%. Dividends paid to non-resident alien individuals that are engaged in trade or business in the Philippines are subject to withholding tax at the rate of 20%. Dividends paid by a Philippine corporation to non-resident non-Philippine corporations are subject to withholding tax at the rate of 35%. A non-Philippine corporation is a Philippine resident only if it engages in trade or business in the Philippines. The 35% rate for dividends paid to a non-resident non-Philippine corporation may be reduced to a special 15% rate if (1) the country in which the non-resident non-Philippine corporation is domiciled imposes no taxes on foreign source dividends (this condition is not satisfied in the case of corporations domiciled in the United States) or (2) the non-resident non-Philippine corporation is entitled to a credit against the tax due from such nonresident non-Philippine corporation for taxes deemed to have been paid in the Philippines in an amount equivalent to at least 20% of the dividends. This second condition may be difficult to satisfy in the case of a corporation domiciled in the United States if the corporation owns less than 10% of our voting stock.

In circumstances where our common shares are held directly, a preferential tax treaty rate may be available under treaties in force between the Philippines and the country of residence of a non-resident alien or non-resident non-Philippine corporation that does not engage in a trade or business in the Philippines. For example, U.S. holders would be eligible for a treaty rate of 25%. The 20% treaty rate and the special 15% rate described above are not applicable in the case of non-resident non-Philippine corporations which are domiciled in the United States and which own less than 10% of our voting stock.

Holders of our common shares will be required in all cases to establish their eligibility before they can take advantage of any treaty or other reduced rate available under Philippine law. Philippine tax authorities have prescribed, through an administrative issuance, procedures for seeking tax treaty relief.

Documentary Stamp Taxes. The Philippines imposes a documentary stamp tax on every original issue of shares by a Philippine corporation at the rate of Php1.00 on each Php200.00, or fraction thereof, of the par value of the shares. The Philippines also imposes a documentary stamp tax on transfers of shares of Philippine corporations at the rate of Php0.75 on each Php200.00, or fraction thereof, of the par value of the shares wherever such transfers are made.

The documentary stamp tax is an excise tax that applies to transactions effected and consummated in the Philippines. Our Philippine counsel has expressed the opinion that no Philippine documentary stamp tax is payable on the transfer of ADSs outside the Philippines.

Estate and Donor’s Taxes. The Philippines imposes estate taxes upon the transfer of the net estate of every decedent holding shares in a Philippine corporation, whether the decedent is a resident or nonresident of the Philippines. The schedule of rates of estate taxes ranges from 5% to 20% if the net estate is over Php200,000.

The Philippines also imposes a donor’s tax on the basis of the total net gifts made during a calendar year. Individual and corporate registered holders, whether residents or non-residents of the Philippines, who transfer shares by way of gift or donation will be liable for Philippine donor’s tax on those transfers at a flat rate of 30%. However, net gifts during the year exceeding Php100,000 made by an individual to a brother, sister, spouse, ancestor, lineal descendant or blood relative not more remote than first cousins, granduncles, grandaunts, grandnieces or grandnephews are subject to Philippine donor’s tax at progressive rates ranging from 2% to 15%. Net gifts during the year not exceeding Php100,000 made by an individual to the same persons are not subject to donor’s tax.

Shares of a deceased shareholder or shares that have been donated may not be transferred on the books of a Philippine corporation without a certificate from the Commissioner of Internal Revenue or his authorized representative that the corresponding estate or donor’s taxes have been paid. In the case of ADSs, however, there is no corresponding requirement unless a transfer of the ADSs would also entail a change in the registration of the underlying common shares.

Estate and donor’s taxes will not be collected on intangible personal property if the decedent at the time of his death or the donor at the time of the donation was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character, in respect of intangible personal property of citizens of the Philippines not residing in that foreign country. In addition, neither tax will be imposed if the laws of the foreign country of which the decedent or donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

U.S. Federal Income Taxation

The following is a summary by Akin Gump Strauss Hauer & Feld LLP, our United States counsel, of the material U.S. federal income tax consequences resulting from the purchase, ownership and disposition of the ADSs by a U.S. holder, as defined below. This summary does not purport to consider all the possible U.S. federal tax consequences of the purchase, ownership and disposition of the ADSs and is not intended to reflect the individual tax position of any specific beneficial owner. The summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is limited to investors who hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not purport to deal with investors in special tax situations, such as:

•	financial institutions;

•	tax exempt organizations;

•	insurance companies;

•	regulated investment companies;

•	dealers in securities or currencies;

•	persons holding ADSs as a hedge against currency risks or as a position in a straddle, conversion transaction, or constructive sale transaction for tax purposes;

•	persons subject to the U.S. alternative minimum tax;

•

persons that own (directly or by attribution) 10% or more of any class of our stock, or persons that own (directly or by attribution) interests in entities that are domestic partnerships (within the meaning of Section 7701(a) of the Code) that own (directly or by attribution) 10% or more of any class of our stock; or

•	persons whose functional currency, as defined in Section 985 of the Code, is not the U.S. dollar.

The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the ADSs. Persons who are holders of ADSs for U.S. federal income tax purposes will be treated as the owners of the common shares represented by those ADSs.

As used in this section, the term U.S. holder means a beneficial owner of ADSs who or which is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust.

As used in this section, the term non-U.S. holder means a beneficial owner of ADSs that is neither a partnership for U.S. federal tax purposes nor a U.S. holder. In the case of a beneficial owner of ADSs that is a partnership for U.S. tax purposes, each partner will take into account its allocable share of income or loss from the ADSs, and will take the income or loss into account under the rules of taxation applicable to the partner, taking into account the activities of the partnership and the partner. Partnerships that own ADSs and their partners are urged to consult their own tax advisors regarding the tax consequences to them of acquiring, holding and disposing of ADSs.

Distributions. Distributions on ADSs, including the amount of any Philippine taxes withheld from the distributions to U.S. holders, are included by the U.S. holders in gross income as a taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder’s basis in the ADSs and then as gain from the sale or exchange of a capital asset. Dividends received by individual U.S. holders will qualify for a reduced maximum federal income tax rate of 15%, provided certain holding period and other requirements are met. Dividends received by corporate U.S. holders will not be eligible for dividends received deduction. Dividends paid in Philippine pesos, including the amount of any Philippine taxes withheld from the dividends, will be included in the income of a U.S. holder in the U.S. dollar amount based on the exchange rate at the time of the receipt by the depositary, whether or not the dividends have been converted into U.S. dollars. Any gain or loss from a subsequent exchange of Philippine pesos by a U.S. holder generally will be ordinary income or loss from sources within the United States.

Foreign Tax Credit. Any dividends paid by us to a U.S. holder of our ADSs generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set out in the Code, a U.S. holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Philippine income tax withheld from dividends received in respect of ADSs. U.S. holders who do not elect to claim a foreign tax credit may instead claim a deduction for Philippine income tax withheld, but only for a year in which the U.S. holder elects to claim the deduction, instead of claiming the credit, which election must be made with respect to all foreign income taxes. The rules relating to the determination of the foreign tax credit are complex, and each U.S. holder should consult its own tax advisor to determine whether and to what extent such U.S. holder would be entitled to a foreign tax credit.

Dispositions of ADSs. Gain or loss realized by a U.S. holder on the sale or other disposition of the ADSs generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ADSs and the amount realized on the disposition. The capital gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the ADSs for more than one year at the time of the sale or exchange. In the case of an individual U.S. holder, long-term capital gain will be subject to U.S. federal income tax at a maximum rate of 15%.

Information Reporting and Backup Withholding. Payments that relate to the ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to information reporting. Information reporting will require each paying agent making payments, which relate to an ADS, to provide the IRS with information, including the beneficial owner’s name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all excluded from reporting requirements.

The depositary participant or indirect participant holding ADSs on behalf of a beneficial owner, or paying agent making payments for an ADS, may be required to backup withhold a tax equal to 28% of each payment of dividends on the ADSs and gross proceeds from a sale of ADSs unless the beneficial owner of the ADSs (1) is a corporation or other exempt recipient and establishes its entitlement to an exemption, or (2) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding, otherwise complies with the applicable requirements of the backup withholding rules, and the paying agent does not know or have reason to know that such certification is false.

This backup withholding tax is not an additional tax and may be credited against the beneficial owner’s U.S. federal income tax liability if the required information is furnished to the IRS. Non-U.S. holders generally are not subject to information reporting or backup withholding, but may be required to provide certification of their non-U.S. status in connection with payments received within the United States or through U.S.-related financial intermediaries. Holders are advised to consult their own tax advisors as to the applicability of the backup information reporting and withholding rules to their acquisition, ownership and disposition of the ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We have filed our Form F-1 registration statement with the U.S. Securities and Exchange Commission, or the Commission. This Annual Report on Form 20-F/A does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about us, our ADSs and our common shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the Commission. Specifically, we are required to file this Annual Report on Form 20-F within six months after the close of our fiscal year which is December 31st. You may inspect copies of our registration statement, its accompanying exhibits, and any other document we file with the Commission, without charge. You also may copy or obtain any of these documents at prescribed rates at the public reference facilities maintained by the Commission at 100 F. Street, N.E., Washington, D.C. 20549:

You may obtain information on the operation of the Commission Public Reference Room by calling the Commission at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York, as our depositary bank, and our shareholders with annual reports. These reports will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP. We also will furnish our depositary and our shareholders with unaudited financial information prepared in conformity with U.S. GAAP for the first six months of each fiscal year as soon as practicable following the end of each such period. When our depositary bank receives any reports from us, it will, upon our request, promptly mail the reports to our ADS holders of record.

I. Subsidiary Information

For more information on our subsidiaries, see “Item 4—Information on Our Company—Organizational Structure”.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, in the past our company has utilized derivative financial instruments, the application of which was primarily for hedging purposes and not for speculative purposes. We do not currently have any interest in any derivative financial instruments or hedging transactions.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations which we may incur in the future. For the years ended December 31, 2005 and 2006, our interest-bearing debt obligations are made up primarily of short-term loans, trust receipts payable and the Merrill Lynch exchangeable notes issued in July 2003 and June 2005. The interest on the 2003 and 2005 Merrill Lynch exchangeable notes is fixed. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations based upon market conditions. In 2006, we did not engage in any freestanding derivative transactions nor did we have any outstanding derivative contracts.

Foreign Currency Exchange Rate Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Philippine peso, the Japanese yen, the European euro, and the U.S. dollar, our functional currency. For the year ended December 31, 2006, up to 99.9% of our consolidated revenue was denominated in U.S. dollars. For the year ended December 31, 2006, approximately 25.1% of our consolidated cost of sales was incurred in Philippine pesos, 64.3% incurred in U.S. dollars, and the balance in Japanese yen and euro. For the year ended December 31, 2005, up to 99.6% of our consolidated revenue was denominated in U.S. dollars, and as a result, we had less foreign currency exchange risk. For the year ended December 31, 2005, approximately 24.1% of our consolidated cost of sales was incurred in Philippine pesos, with 64.2% incurred in U.S. dollars, and the balance in Japanese yen and euro. Based on our overall currency rate exposure at December 31, 2006, a near-term 5% appreciation or depreciation in the value of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

We minimize our currency risk by purchasing most of our raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. In the past, we have entered into foreign currency forward contracts to mitigate the effects on us of exchange rate fluctuations between the U.S. dollar and the Philippine peso related to our peso denominated expenditures. Our last outstanding currency forward contract amounted to $50,000 and matured on December 22, 1999. Currently, we have no outstanding currency forward contracts.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2006, our disclosure controls and procedures were not effective. For a discussion of the reasons and matters on which this conclusion was based, see “Internal Control over Financial Reporting” below.

(b) Internal Control over Financial Reporting

On November 6, 2006, the Business Control Department reporting to the Audit Committee was created to provide annual assessment on the adequacy and effectiveness of our processes for our controlling activities and managing our risks, report significant issues related to the processes for controlling our activities, to provide information periodically on the status and results of the annual audit plan and coordinate and provide insight of other control and monitoring functions.

We are responsible for maintaining effective internal control over financial reporting and assessment of the effectiveness of internal control over financial reporting.

We recognize that we have insufficient personnel in the corporate accounting department with sufficient knowledge and experience of U.S. GAAP with regard to certain accounting matters. We considered these conditions to be a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in internal controls in preparing our consolidated financial statements on a U.S. GAAP basis for the year ended December 31, 2006 and that this weakness required the Company to perform a large amount of additional work in its financial statement close process to ensure the accuracy of its U.S. GAAP financial statements for the year ended December 31, 2006. Our auditors issued an unqualified opinion on the Company’s consolidated financial statements for the year ended December 31, 2006.

As a result of our assessment, management identified four material weaknesses in internal control over financial reporting as of December 31, 2006. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. These are as follows:

1)	General Accounting for Recurring Transactions—We did not maintain effective governance, oversight, and controls to prevent or detect errors related to capitalization of costs and calculation of depreciation. We also did not review and test our IT processes to ensure integrity of our financial information related to property, plant and equipment. We do not have controls and procedures to ensure that adjustments made in prior years related to capitalization of repairs, new acquisitions, calculation of depreciation and estimating useful lives would not recur.

2)	Share-based Payment—We did not maintain effective control to recognize the estimated forfeitures in accordance with FASB No. 123(R), “Employers’ Accounting for Stock-Based Compensation.” We also did not maintain effective control in preparing financial statement disclosures in compliance with FASB No. 123(R). In addition, we do not have appropriate controls and procedure to review the accounting entries to record adjustments with respect to our adoption of the provisions of FAS 123(R).

3)	Accounting for Income Taxes—We did not maintain effective control to ensure that deferred income tax assets are properly evaluated for realizability in accordance with FASB No. 109, “Accounting for Income Taxes.”

4)	Pension Accounting—We did not maintain effective control in preparing financial statement disclosures in compliance with FASB No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans”.

As a result of the material weaknesses described above, management believes that, as of December 31, 2006, the Company’s system of internal control over reporting was not effective.

(c) Remediation to Address Material Weakness

In response to the foregoing matters, our senior management, as discussed with the Audit Committee, will undertake the following steps in 2007 : (1) continuing enhancement of the knowledge of the Chief Financial Officer and accounting managers with regard to U.S. GAAP requirements through formal training and research on critical U.S. GAAP accounting policies which impacts U.S. GAAP financial reporting as it relates to the accounting issues identified above ; (2) recruitment of additional qualified personnel for certain key positions within our finance and accounting departments; (3) improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting matters and (4) identified and reassigned certain accounting functions to ensure that controls over processes are monitored and to ensure that accounting for transactions are appropriate. In addition, in order to supplement our internal resources and implement the requirements of SOX 404 reporting, we have hired the services of a local consultant in March 2007, to assist us with our documentation and evaluation of design and operating effectiveness of processes and controls with financial impact. We believe that these corrective actions, taken as a whole, will remediate the material weaknesses identified above. Certain of the remedial actions mentioned above were planned for implementation in 2006, as discussed in our 2005 Form 20-F. However, management’s attention was focused on the closing of PSi Chengdu and other actions necessary to improve the operations and cash flows of the business. We will continue to monitor the effectiveness of these actions and will make any other changes or take such other actions that management deems appropriate given the circumstances.

(d) Changes in Internal Controls

There were no changes in our internal controls during the period covered by this Annual Report on Form 20-F/A that have materially affected or that is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that as of May 31, 2007, we do not have a financial expert serving in our Audit Committee. Mr. Ramon R. del Rosario, Jr., an independent director whom the Board of Directors had determined qualified as a financial expert, resigned from the board in February 2007. We are actively engaged in recruiting a financial expert to fill the current vacancy on the Audit Committee.

ITEM 16B    CODE OF ETHICS

In April 2004, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics is available on our web site at www.psitechnologies.com/psi2/codeofethics.pdf.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

SyCip Gorres Velayo & Co. (which we refer to as SGV), a member practice of Ernst &Young Global, has served as our independent public accountants for the years ended December 31, 2006 and December 31, 2005. The following table summarizes the aggregate fees for professional audit services and other services rendered by SGV & Co. and Ernst & Young in the past two years.

	2006	2005
Audit Fees	$250,000	$200,000

Total	$250,000	$200,000

Audit Fees. Audit fees include fees for professional services rendered in connection with the audit of our annual consolidated financial statements set forth in our Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. This category also includes out-of-pocket expenses incurred by the independent auditors in connection with the audit of our consolidated financial statements. These expenses include costs of items such as telephone, research material, facsimile, overnight mail, messenger, administrative support, travel, meals, accommodations and other expenses specifically related to the audit engagement.

Audit Committee Pre-Approval Policy

Our audit committee is required to pre-approve all audit and non-audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, our audit committee will take into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the SEC and of the Independence Standards Board. To assist in this undertaking, the audit committee shall require the independent accountant to submit a report describing all relationships the independent accountant has with us and relevant third parties to determine the independent accountant’s independence.

The Audit Committee shall recommend to the board of directors the delegation to one or more designated members of the Audit Committee the authority to grant pre-approvals for audit and non-audit services. The decision of any member to whom the authority is delegated must be presented to the full Audit Committee.

The Audit Committee has approved all engagements listed above.

All of the hours spent on the audit were incurred by SGV & Co. and Ernst & Young.

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E    PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17    CONSOLIDATED FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18    CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19    EXHIBITS

Exhibit Number	Description

1.1	Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No. 333-9110)).

2.1	Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

3.1	Shareholders’ agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

4.1	Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

4.2	$4,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, L.P., dated July 3, 2003 (incorporated herein by reference to Exhibit 4.2 to our filing on Form 20-F dated June 30, 2004).

4.3	Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003 (incorporated herein by reference to Exhibit 4.3 to our filing on Form 20-F dated June 30, 2004).

4.4	Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004 (incorporated herein by reference to Exhibit 4.4 to our filing on Form 20-F dated June 30, 2004).

4.5	Non-compete Agreement with Arthur J. Young, Jr., dated November 4, 1997 (incorporated herein by reference to Exhibit 4.5 to our filing on Form 20-F dated June 30, 2004).

4.6	Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporated (incorporated herein by reference to Exhibit 4.6 to our filing on Form 20-F dated June 30, 2004).

4.7	Supplemental Agreement dated November, 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation (incorporated herein by reference to Exhibit 4.7 to our filing on Form 20-F dated June 30, 2004).

Exhibit Number	Description

4.8	Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC (incorporated herein by reference to Exhibit 4.8 to our filing on Form 20-F dated June 30, 2004).

4.9	Letter of Appointment of William J. Meder dated June 26, 2002 (incorporated herein by reference to Exhibit 4.9 to our filing on Form 20-F dated June 30, 2004).

4.10	Consulting Agreement dated September 13, 2004 between PSi Technologies Holdings, Inc. and K. Kanapathi (incorporated herein by reference to Exhibit 4.10 to our filing on Form 20-F dated July 15, 2005).

4.11	$7,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, LLC (incorporated herein by reference to Exhibit 4.11 to our filing on Form 20-F dated July 15, 2005).

4.12	Contract to Sell dated January 28, 2005 between PACSEM Realty, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.12 to our filing on Form 20-F dated August 15, 2006).

4.13	Contract to Sell dated January 28, 2005 between PSi Technologies Laguna, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.13 to our filing on Form 20-F dated August 15, 2006).

4.14	Sales/Investment Agreements between PSi Technologies, Inc. and Infineon Technologies (Malaysia) Sdn. Bhd. dated June 19, 2006 (portions omitted pursuant to a request for confidential treatment) (incorporated herein by reference to Exhibit 4.14 to our filing on Form 20-F dated August 15, 2006).

4.15	Basic Agreement between PSi Technologies, Inc. and Siemens Aktiengesellschaft, Berlin and Müchen dated September 7, 1998 (incorporated herein by reference to Exhibit 4.15 to our filing on Form 20-F dated August 15, 2006).

4.16	Individual Agreement between PSi Technologies, Inc. and Siemens Components (Advanced Technology) Sdn. Bhd. dated September 7, 1998 (incorporated herein by reference to Exhibit 4.16 to our filing on Form 20-F dated August 15, 2006).

4.17	Termination of the supply agreement made between Electronics Devices Limited, Philips Electronics UK Ltd. and PSi Technologies, Inc. dated September 27, 2006. (incorporated herein by reference to Exhibit 4.17 to our filing on Form 20-F dated July 16, 2007)

8.1	Significant subsidiaries [(please see “Item 4—Information on Our Company—Organizational Structure” of this Form 20-F)]

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

February 27, 2008

PSi Technologies Holdings, Inc.

/S/ ARTHUR J. YOUNG, JR.
By:	Arthur J. Young, Jr.
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors of

PSi Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, PSi Technologies Holdings, Inc.’s recurring losses from operations and negative net working capital position raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements as of and for the years ended December 31, 2006 and 2005 do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, the consolidated statements of income and Notes 2, 14, 24 and 25 have been restated.

/s/     SyCip Gorres Velayo & Co

Makati City, Philippines

July 13, 2007, except for Note 3 and the revisions to Notes 2, 14, 24, and 25 as to which the date is February 27, 2008.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
ASSETS

Current Assets
Cash (Notes 4, 5, 11 and 22)	$3,270,042	$1,624,669
Restricted cash (Notes 4, 5 and 11)	102,969	—
Trade and other receivables—net (Notes 4, 5, 11 and 22)	14,643,596	14,780,744
Inventories—net (Note 6)	5,901,366	5,877,177
Land held for sale (Note 7)	—	1,273,108
Other current assets—net (Note 8)	482,629	322,159

Total Current Assets	24,400,602	23,877,857

Noncurrent Assets
Property, plant and equipment—net (Notes 9 and 10)	36,099,471	44,023,066
Other noncurrent assets—net (Notes 5 and 10)	1,277,391	1,629,839

Total Noncurrent Assets	37,376,862	45,652,905

Total Assets	$61,777,464	$69,530,762

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Loans payable (Notes 4, 9, 11, and 22)	$10,524,743	$11,400,000
Trade and other payables (Notes 12, 17 and 22)	27,113,868	21,956,766
Trust receipts payable (Notes 6, 9 and 22)	39,998	3,549,606
Income tax payable	114,773	3,295

Total Current Liabilities	37,793,382	36,909,667

Noncurrent Liabilities
Exchangeable notes (Notes 13, 20 and 22)	4,541,506	2,450,100
Accrued retirement benefit costs—net of current portion (Note 17)	3,092,841	807,848

Total Noncurrent Liabilities	7,634,347	3,257,948

Stockholders’ Equity (Notes 1, 13, 17 and 18) Capital stock—Philippine peso 1 2/3 par value Authorized—37,058,100 shares
Issued and outstanding—13,289,525 shares	590,818	590,818
Additional paid-in capital	79,544,586	79,385,573
Accumulated other comprehensive loss	(2,055,236)	(483,861)
Deficit	(61,730,433)	(50,129,383)

Total Stockholders’ Equity	16,349,735	29,363,147

Total Liabilities and Stockholders’ Equity	$61,777,464	$69,530,762

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
	2006	2005	2004
	(As restated Note 3)	(As restated Note 3)
REVENUES (Notes 1 and 23)	$89,736,608	$72,867,634	$78,088,926
COST OF SALES (Notes 9, 17 and 21)	86,048,216	75,137,337	77,683,391

GROSS PROFIT (LOSS)	3,688,392	(2,269,703)	405,535

OPERATING EXPENSES
General and administrative (Notes 18 and 21)	6,929,967	6,243,480	7,029,397
Special charges (Notes 7, 9 and 14)	1,884,289	1,482,627	1,263,132
Research and development	1,150,922	1,201,300	924,643
Selling and marketing (Note 27)	669,424	962,433	787,169
Provision (reversal of allowance) for doubtful accounts (Note 5)	9,618	(84,663)	—

Total Operating Expenses	10,644,220	9,805,177	10,004,341

LOSS FROM CONTINUING OPERATIONS	(6,955,828)	(12,074,880)	(9,598,806)

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 11 and 13)	(3,517,891)	(3,029,426)	(2,150,390)
Foreign exchange losses—net	(530,334)	(150,628)	(310,832)
Interest income	160,125	155,592	13,648
Lease income	134,650	110,340	92,560
Income on refund from Manila Electric Company (Meralco) (Notes 5 and 10)	91,188	226,909	—
Gain (loss) on disposal of property and equipment	(7,066)	8,995	757

	(3,669,328)	(2,678,218)	(2,354,257)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(10,625,156)	(14,753,098)	(11,953,063)

PROVISION FOR INCOME TAX (Notes 15 and 16)
Current	191,033	3,096	1,947
Deferred	—	117,392	366,821

Total Provision for Income Tax	191,033	120,488	368,768

NET LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(10,816,189)	(14,873,586)	(12,321,831)
MINORITY INTEREST	—	—	30,713

NET LOSS FROM CONTINUING OPERATIONS	(10,816,189)	(14,873,586)	(12,291,118)
NET LOSS FROM DISCONTINUED OPERATIONS (Notes 9, 14, 19 and 23)	(784,861)	(4,875,961)	(2,356,973)

NET LOSS (Note 24)	($11,601,050)	($19,749,547)	($14,648,091)

Weighted Average Number of Common Shares Outstanding (Note 24)	13,289,525	13,289,525	13,289,525

Basic and Diluted Earnings per common share (Note 24):
From continuing operations	($0.81)	($1.12)	($0.92)
From discontinued operations	($0.06)	($0.37)	($0.18)
Net loss per common share	($0.87)	($1.49)	($1.10)

Comprehensive Loss
Net loss	($11,601,050)	($19,749,547)	($14,648,091)
Minimum pension liability adjustment—net (Note 17)	(24,866)	(483,861)	—

Total comprehensive loss	($11,625,916)	($20,233,408)	($14,648,091)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2006	2005	2004
CAPITAL STOCK (Notes 1 and 13)
Common shares—Philippine peso 1 2/3 par value
Authorized—37,058,100 common shares
Issued and outstanding—13,289,525 common shares	$590,818	$590,818	$590,818

ADDITIONAL PAID-IN CAPITAL (Notes 1, 13 and 18)
Balance at beginning of year	79,385,573	71,861,359	71,208,152
Stock compensation costs	159,013	(82,068)	653,207
Beneficial conversion option	—	7,606,282	—

Balance at end of year	79,544,586	79,385,573	71,861,359

ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 17)
Balance at beginning of year	(483,861)	—	—
Additional minimum pension liability adjustment	(24,866)	(483,861)	—
Pension liability adjustment to initially apply SFAS No. 158	(1,546,509)	—	—

Balance at end of year	(2,055,236)	(483,861)	—

DEFICIT (Note 1)
Balance at beginning of year	(50,129,383)	(30,379,836)	(15,731,745)
Net loss	(11,601,050)	(19,749,547)	(14,648,091)

Balance at end of year	(61,730,433)	(50,129,383)	(30,379,836)

TOTAL STOCKHOLDERS’ EQUITY	$16,349,735	$29,363,147	$42,072,341

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	($11,601,050)	($19,749,547)	($14,648,091)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14,701,687	18,127,966	16,965,334
Provision for impairment losses (Note 14)	1,884,289	4,221,665	1,263,132
Interest on exchangeable notes converted to principal (Note 13)	1,207,881	784,208	—
Amortization of debt issuance costs, deferred licensing fee and discount	911,937	774,922	633,389
Accretion of interest receivable from sale of land, building and improvements	(116,076)	(151,227)	—
Income on refund from Meralco (Notes 5 and 10)	(91,188)	(226,909)	—
Unrealized foreign exchange losses	84,041	97,017	117,858
Accretion of receivable from Meralco	(33,432)	—	—
Gain on disposal of property and equipment	(86,459)	(8,995)	(757)
Provisions for (recovery of):
Pension expense (Note 17)	535,159	155,145	134,007
Stock compensation costs (Note 18)	159,013	(82,068)	653,207
Unrecoverable tax credit certificates and input taxes	82,712	—	—
Deferred income tax	—	117,392	366,821
Provision (reversal of allowance) for doubtful accounts (Note 5)	9,618	(25,220)	—
Inventory losses (Note 6)	355,139	970,889	—
Probable losses	—	43,346	—
Loss on disposal of obsolete inventories	96,464	—	—
Write-off of inventories	—	44,929	—
Write-off of unrecoverable tax credit certificates and input taxes	—	—	230,101
Minority interest	—	—	(30,713)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	815,777	(3,158,636)	441,928
Advances to officers	—	4,488	1,012
Inventories	(547,118)	1,539,605	(2,423,705)
Other current assets	(231,551)	63,559	1,098,660
Increase (decrease) in:
Trade and other payables	2,824,449	(7,757,837)	3,241,957
Income tax payable	111,478	1,348	(3,912)

Net cash provided by (used in) operating activities	11,072,770	(4,213,960)	8,040,228

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(6,237,035)	(3,338,879)	(8,320,472)
Proceeds from sale of property and equipment	1,366,633	1,008,995	1,255
Decrease (increase) in other noncurrent assets	(76,948)	445,595	(727,350)

Net cash used in investing activities	(4,947,350)	(1,884,289)	(9,046,567)

(Forward)

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years Ended December 31
	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	($3,509,608)	$312,195	$888,468
Proceeds from availments of:
Loans payable	300,000	—	4,500,000
Exchangeable notes	—	7,000,000	—
Payments of:
Loans payable	(1,175,257)	(400,000)	(1,300,000)
Exchangeable note issuance costs	—	(173,893)	—
Liability due to a customer	—	(709,947)	(1,662,450)
Obligations under capital lease	—	(460,674)	(202,314)
Decrease (increase) in restricted cash	(102,969)	1,107,370	(1,107,369)

Net cash provided by (used in) financing activities	(4,487,834)	6,675,051	1,116,335

EFFECT OF FOREIGN EXCHANGE RATE CHANGES IN CASH	7,787	2,109	(157)

NET INCREASE IN CASH	1,645,373	578,911	109,839
CASH AT BEGINNING OF YEAR	1,624,669	1,045,758	935,919

CASH AT END OF YEAR	$3,270,042	$1,624,669	$1,045,758

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$2,481,086	$1,063,914	$6,185,099
Receivable from Meralco	91,188	226,909	—
Notes receivable from sale of land, building and improvements	—	1,173,462	—
Equipment acquired under capital lease arrangement	—	—	510,422
Deferred licensing fee	—	—	100,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,359,613	$2,101,577	$1,607,159
Income tax	79,555	1,749	3,912

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

1.    Corporate Information

Nature of Business

PSi Technologies Holdings, Inc. (PSi Holdings) is the holding company of the following entities:

•	Wholly-owned subsidiaries

•	PSi Technologies, Inc. (PSi Technologies);

•	PSi Technologies Laguna, Inc. (PSi Laguna);

•	Pacsem Technologies Inc. (Pacsem);

•	PSi Technologies China Holdings Co., Ltd. (PSi Mauritius);

•	PSi Technologies Chengdu Company Limited (PSi Chengdu):

•	Subsidiary

•	Pacsem Realty, Inc. (Pacsem Realty, see Note 2);

•	Variable interest entity

•	PSitech Realty, Inc. (PSitech Realty, see Note 2).

PSi Holdings and the foregoing entities are collectively referred to herein as “the Company” or “the PSi Companies.” Through its operating entities, namely, PSi Technologies, PSi Laguna and PSi Chengdu, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 97%, 97% and 95% of the Company’s consolidated revenues (including revenues from discontinued operations) in 2006, 2005 and 2004, respectively, relate to power packages.

The PSi Companies are interdependent companies involved in related businesses. PSi Holdings was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (Philippine SEC) on December 10, 1999 as part of a reorganization to facilitate its equity offering. On November 19, 1999, to organize PSi Holdings, the then principal shareholders of PSi Technologies transferred to PSi Holdings all their PSi Technologies common and preferred shares (except for nominee director qualifying shares) in exchange for 15,440,876 PSi Holdings common shares. The proportionate ownership amongst shareholders remained identical. The creation of PSi Holdings and the issuance of shares to the existing shareholders of PSi Technologies are collectively referred to as the “Reorganization.”

The Reorganization described in the foregoing paragraph was accounted for at historical cost in a manner similar to a pooling of interests as it represents an exchange of equity interests between companies under common control. The Reorganization was reflected in the books of PSi Holdings as if the Reorganization occurred at the beginning of calendar year 1999.

The Reorganization entailed the following:

•

Exchange by the principal shareholders of PSi Technologies of all their existing common and preferred shares in PSi Technologies for original common shares of PSi Holdings pursuant to a deed of assignment (with the exception of nominee director qualifying shares) executed among the parties on November 19, 1999 at a ratio of one PSi Holdings share for every 25 diluted PSi Technologies shares held; and,

•	Recognition of the difference between the par value of PSi Holdings shares issued and the net assets of PSi Technologies at the date of exchange as additional paid-in capital.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On March 15, 2000, PSi Holdings offered to the public 4,025,000 American Depositary Shares (ADSs) at $16 per ADS representing its 4,025,000 common shares. Each ADS represents one common share in PSi Holdings. The ADSs have been approved for quotation on the NASDAQ National Market. On March 9, 2005, PSi Holdings received a NASDAQ Staff Determination indicating that PSi Holdings failed to comply with the market value of publicly held shares requirement for continued listing set forth in Marketplace Rule 4450 (a)(2). As a result, its ADSs were delisted from the NASDAQ National Market at the opening of business on March 18, 2005. On March 16, 2005, PSi Holdings applied to transfer the trading of its ADSs to the NASDAQ Small Capital Market. The transfer was effected at the opening of business on March 29, 2005.

On November 3, 2003, PSi Technologies and PSi Laguna jointly incorporated PSi Technologies China Holdings Co., Limited (PSi Hong Kong), a Hong Kong registered company, for the establishment of a Joint Venture Company with Tak Cheong Electronics (Holdings) Co. Ltd. (Tak Cheong). Discussions with Tak Cheong were later terminated due to the parties’ inability to enter into a definitive joint venture agreement. Consequently, the respective Boards of Directors (BOD) of PSi Technologies and PSi Laguna authorized the deregistration of PSi Hong Kong, which had never commenced business subsequent to its incorporation, from the Companies Registry of Hong Kong. On April 15, 2005, PSi Hong Kong has been deregistered by the Companies Registry of Hong Kong pursuant to Section 291AA(9) of the Companies Ordinance, by notice published on April 15, 2005 under Gazette Notice No. 1750.

On December 7, 2003, PSi Technologies entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone (CHTZ), a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PRC). The Investment Agreement specifies the location contracted by and government support provided to PSi Technologies. On December 22, 2003, PSi Technologies incorporated PSi Mauritius in the Republic of Mauritius as a wholly owned subsidiary of PSi Technologies. On January 15, 2004, PSi Mauritius organized PSi Chengdu to be an assembly and test entity in Chengdu City, Sichuan Province, PRC. PSi Chengdu, which started commercial operations on July 22, 2004, services the Supply Agreement between PSi Technologies and Electronics Devices Limited—Philips Semiconductors and Philips Semiconductors, a Division of Philips Electronics UK Ltd., (collectively referred to as “Philips”). On April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of July 13, 2007, PSi Chengdu is still in the process of completing the requirements for liquidation and dissolution.

Pacsem is a U.S. corporation engaged exclusively in marketing and purchasing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines. As part of the overall rationalization of operations and activities of the PSi Companies, the BOD approved the discontinuance of operations of Pacsem beginning January 31, 2006. Prospectively, PSi Technologies in the Philippines will handle all marketing and purchasing activities.

PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch), a U.S.-based entity.

Significant Customers

The Company’s customers are located in the United States of America, Europe and Asia. The Company’s top five customers collectively accounted for 91%, 87% and 81% of its revenue (including revenue generated from discontinued operations) in 2006, 2005 and 2004, respectively (see Note 23). The Company anticipates that significant customer concentration will continue in the foreseeable future but the entities, which constitute the Company’s largest customers, may change.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and receivables. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to top five customers represented 91%, 87% and 81% of the consolidated revenue (including revenue generated from discontinued operations) for the years ended December 31, 2006, 2005 and 2004. The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Foreign Currency Risk

Foreign exchange risk occurs due to currency differences in the Company’s assets and liabilities. The Company’s transactional currency exposure arises primarily from the Company’s purchase of certain goods and services in currencies other than the Company’s functional currency. The Company’s sales have minimal transactional currency exposure since almost all the Company’s sales are denominated in the Company’s functional currency.

The Company minimizes the foreign currency risk by purchasing most of the raw materials and equipment in U.S. dollar and borrowing in U.S. dollar.

Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, competitive pricing and decline in average selling prices, risks associated with reliance on a group of principal customers, timing and volume of orders relative to the Company’s production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, difficulties in managing growth, and enforcement of intellectual property rights and environmental regulations.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred recurring losses since 2001. Net loss for the years ended December 31, 2006, 2005, and 2004 amounted to $11.6 million, $19.7 million and $14.6 million, respectively, while deficit amounted to $61.7 million as of December 31, 2006 and $50.1 million as of December 31, 2005. Further, negative working capital amounted to $13.4 million as of December 31, 2006 and $13.0 million as of December 31, 2005. In 2006 and 2005, the Company recognized provision for impairment losses on certain property, plant and equipment amounting to $1.8 million and $4.2 million, respectively, primarily due to the net loss position from the start of commercial operations and negative projected cash flows of the China Facility to date, decline in the recoverable value of real estate properties, abandonment of defective machinery and equipment and low sales volume for certain power packages.

The foregoing conditions, risks and uncertainties raise substantial doubt as to the Company’s ability to continue as a going concern and could affect the Company’s ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

capacity, obtain assembly and test equipment to meet the demand for the Company’s products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. The Company’s continued operation as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing. However, there are no assurances that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, the Company has continuously been undertaking the following:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the sales and investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads, such as closure of U.S. Purchasing and Marketing office, and streamlining of the whole supply chain and key organizational changes;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Establishment of additional credit facilities with other banks and financial institutions; and

i.	Renegotiation and repayment of existing debt facilities as follows:

The Company has a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) that is available to PSi Technologies and PSi Laguna, of which $9.7 million has been drawn and outstanding as of December 31, 2006. The credit facility has been available to the Company since 2002 and had been renewed every year thereafter until December 31, 2005. On April 4, 2006, RZB-Austria extended the credit facility granted to PSi Technologies and PSi Laguna until December 31, 2006, under terms and conditions similar to the credit facility granted in 2002. As of December 31, 2006, the Company has not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. Under the Second Supplemental Agreement dated April 27, 2007, the credit facility was extended from December 31, 2006 until March 31, 2008. However, the said supplemental agreement provided that RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the Financial Covenants section in its entirety.

The Company also has a $3.0 million credit facility with KBC Bank N.V.-Philippine Branch (KBC-Philippines) that is available to PSi Technologies and PSi Laguna. As of December 31, 2005, $2.0 million has been availed of and was outstanding. However, the Company has not complied with certain financial ratio requirements under the short-term Loan Agreement with KBC-Philippines as of such date. On March 10, 2006, KBC-Philippines terminated its credit facility with the Company effective 60 days from that date. On May 26, 2006, KBC-Philippines advised the Company that KBC-Philippines ceased operations effective April 30, 2006 and that, in view of such cessation, the loan account will be assumed by KBC Bank N.V.-Hong Kong Branch (KBC-Hong Kong) starting June 10, 2006. The Agreement

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

including the Deed of Assignment of Receivables and other agreements remains in full force and effect after the transfer of the booking of the loan, but KBC-Hong Kong will assume all the rights and obligations of KBC- Philippines hereunder. As of December 31, 2006, the outstanding short-term loans amounted to $0.5 million. The outstanding short-term loans and trust receipts payable have been fully paid by the Company on January 5, 2007.

The Company has a revolving promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with Philippine Veterans Bank (PVB, a local commercial bank). The facility was signed on July 13, 2006 and is available in multiple drawdowns of up to 90 days Promissory Note. The facility is subject to annual review on or before April 11 of each year up to April 11, 2010. As of December 31, 2006, the outstanding short-term loan amounting to $300,000 was fully paid in January 5, 2007.

j.	Disposal of impaired assets to recover value.

As previously discussed, on April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006 and paid the separation entitlements of all its employees as well as settled substantially all of its trade credits. As of July 13, 2007, PSi Chengdu is still in the process of completing the final requirements for liquidation and dissolution.

Management believes its current and future plans will enable it to continue as a going concern. The consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2.    Summary of Significant Accounting Policies (Restated)

Accounting Principles

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP) consistently applied for all years presented.

Principles of Consolidation

The consolidated financial statements include the accounts of PSi Holdings and its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares and the variable interest entity for which the Company is the primary beneficiary, and these are as follows:

•

PSi Technologies, a corporation registered with the Philippine Economic Zone Authority (PEZA), engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

•	PSi Laguna (wholly-owned through PSi Technologies), a PEZA-registered enterprise, engaged in the assembly and test of power semiconductor devices;

•	Pacsem (wholly-owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing and purchasing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines;

•	PSi Mauritius (wholly-owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly-owned through PSi Mauritius), a company incorporated in the PRC, engaged in semiconductor assembly and test services for Philips;

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

•

Pacsem Realty (40%-owned through PSi Technologies and 24%-owned through PSi Technologies’ variable interest entity, PSitech Realty, Inc.), a real estate company which holds real estate properties currently not in use for which the acquisition has been financed through the availment of debt from PSi Technologies; and

•

PSitech Realty, a variable interest entity for which PSi Technologies was determined to be the primary beneficiary. PSitech Realty is consolidated in the accounts of the Company. Its total assets as of December 31, 2006 and 2005 amounted to $827 and $3,384, respectively.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these consolidated financial statements relate to depreciation, provision for impairment losses, allowance for inventory losses, allowance for doubtful accounts, allowance for input taxes and tax credit certificates (TCCs), allowance for deferred tax assets, assumptions used for the actuarial valuation for pension, valuation of options under share-based payments, contingencies and measurement of fair value of financial instruments. Actual results could differ from these estimates.

Foreign Currency Translations and Transactions

The Company uses the U.S. dollar as its functional currency because all of its revenues and substantially all of its costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine peso and other foreign currencies have been re-measured into U.S. dollars using the prevailing exchange rate at the balance sheet date. Non-monetary items are re-measured at historical exchange rates. Gains and losses from foreign currency transactions are credited or charged to current operations.

Trade and Other Receivables

Trade receivables are recognized and carried at original invoice amount, net of allowance for doubtful accounts. Other current receivables are stated at face value, net of allowance for doubtful accounts. Non-interest-bearing noncurrent receivables are stated at face value, net of unearned interest and allowance for doubtful accounts, if any.

Allowance for Doubtful Accounts

The Company trades only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

The Company maintains an allowance for doubtful accounts at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, changes in customer payment terms and other factors that affect collectibility. Past due accounts are those receivables which are uncollected as of end of credit term specific to each customer.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

•

Accounts receivable trade: Full allowance is provided for trade receivables which are over 360 days past due and based on specific review and identification of the collectibility of receivables which are over 180 to 360 days past due.

•	Receivable from employees: Full allowance is provided for employees separated from the Company, net of salaries and benefits payable by the Company to the employee.

Inventories

Inventories are stated at the lower of cost or market, after provision for obsolete, slow and non-moving items. Cost is determined by using the moving average method. Finished goods and work in-process includes direct materials, except customer-supplied semiconductor raw materials, direct labor, depreciation and other overhead costs relating to the assembly and testing process.

Land Held for Sale

The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and separately classifies land held for sale in the consolidated balance sheets. The land is transferred to held for sale at its fair value less cost to sell. The land held for sale is classified as a current asset if there is a probability that the sale will occur and proceeds will be collected within a year.

Property, Plant and Equipment

Property, plant and equipment, except land are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property, plant and equipment, as follows:

Machinery, equipment and accessories	3–8 years
Leasehold improvements	5 years or the term of the lease agreement, whichever is shorter

Office furniture, fixtures and equipment	3–5 years
Transportation equipment	5 years

The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The Company routinely reviews the remaining estimated useful lives of their machinery, equipment and accessories to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery, equipment and accessories. However, due to the nature of the Company’s operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment and machinery is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its machinery, equipment and accessories.

The initial cost of property, plant and equipment comprises its purchase price, freight and handling charges and any directly attributable costs in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

repairs and maintenance, are normally charged to current operations in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment.

No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Deferred Licensing Fee

Deferred licensing fee (included under “Other noncurrent assets” account in the consolidated balance sheets) is amortized over the shorter of expected utility or term of the license agreement of ten years up to 2014.

Income Tax

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases and (b) carry-forward benefits of net operating loss carryover (NOLCO) and minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the carry-forward benefits of NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Share

Basic earnings per share are computed by dividing the net loss for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all dilutive securities, such as stock options and Exchangeable Notes are exercised and converted, respectively. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option. Where the effect of the assumed exercise of all outstanding stock options and conversion of the Exchangeable Notes is anti-dilutive, basic and diluted earnings per share amounts are the same.

Revenue Recognition and Risk of Loss

The Company has the following three primary revenue streams related to the assembly and test of semiconductor products used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly-only and test-only services is recognized upon the completion of the related service, which coincides, with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services, which coincides with the shipment of the packaged semiconductors. The Company does not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

for these materials remain with the customers at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. Securities and Exchange Commission’s (U.S. SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Lease Income

Operating lease income is recognized on a straight-line basis over the term of the lease.

Research and Development Costs

Research and development costs include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation and maintenance of research equipment, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services directly attributable to the research and development initiative. All costs associated with research and development are expensed as incurred.

Software Development Costs

External direct costs of materials and services, and payroll and payroll-related costs of employees directly associated with the development of computer software incurred during the development of the computer software for internal use are capitalized in accordance with the Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Software development costs are classified under “Property, plant and equipment” account in the consolidated balance sheets when the computer software is ready for its intended use and amortized over five years.

Tax Credits and Allowance for Tax Credits

Tax credits, included under “Other current assets” account in the consolidated balance sheets, are recorded at face value based on the amount approved and granted by the Philippine Bureau of Customs (BOC) in the form of TCCs less allowance for unrealizable tax credits.

The Company maintains an allowance for the portion of tax credit, which is not realizable through sale, equivalent to the estimated discount that may be granted upon sale to a third party and the related service fee. When the tax credit is sold, the discount on the sale and the related service fee are recorded as a reduction of the related allowance.

Pension Plan

The Company has a trusteed, noncontributory defined benefit pension plan covering substantially all of its regular employees in the Philippines. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)(“SFAS No. 158”),

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

which requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through accumulated other comprehensive income, net of tax, in the year in which such changes occur. The Company adopted the recognition and disclosure provisions of SFAS No. 158 and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. The Company measures the pension benefit liabilities using the projected unit credit actuarial cost method in accordance with the provisions of SFAS No. 158. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity balance by $1.5 million as of December 31, 2006. SFAS No. 158 did not have an effect on the Company’s consolidated results of operations as of December 31, 2005 and 2004.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. The Company currently measures the funded status as of the balance sheet date. Accordingly, the adoption of the measurement provisions of SFAS No. 158 will have no impact on our financial statements (see Note 17 for further discussion).

The incremental effect of applying SFAS No. 158 on individual lines of the consolidated balance sheet at December 31, 2006 is shown on the table below. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Before application of SFAS No. 158.”

	Before Application of SFAS No. 158	Incremental Effect of Applying SFAS No. 158	After Application of SFAS No. 158
Trade and other payables	$27,113,869	$—	$27,113,869
Accrued retirement benefit cost—net of current portion	1,546,332	1,546,509	3,092,841
Accumulated other comprehensive loss	(508,727)	(1,546,509)	(2,055,236)
Impact of implementation of SFAS 158 on accumulated other comprehensive loss:
Unrecognized transition obligation		(78)
Unrecognized actuarial loss		(1,546,431)
Adjustment to other comprehensive loss		(1,546,509)

Impairment of Long-lived Assets

The Company reviews long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company assesses the fair value of the assets based on the undiscounted future cash flow such assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Operating Leases

Rental payments under operating leases are charged to operations on a straight-line basis over the periods of the respective leases.

Capital Lease

Leases which meet any one of the following criteria: (a) provisions for bargain purchase option, (b) transfer of ownership at the end of the lease term, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, and (d) present value at the beginning of the lease term of the minimum lease payments approximate the fair market value of the property, are capitalized. The capitalized asset is recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease. The related depreciation for equipment under capital lease is computed on the basis of the Company’s depreciation policy for owned assets.

Shipping and Handling Costs

Costs incurred in preparing the finished products for shipment and physically moving the finished products from the Company’s place of business to the customer’s designated location are included in the selling and marketing expenses and, presented under “Operating expenses” account in the consolidated statements of income.

Advertising Costs

Advertising costs are expensed as incurred.

Employee Stock Options

Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its interpretations. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee’s stock options, be measured at grant-date fair value and expensed over the service period (generally the vesting period). Upon adoption, the Company transitioned to SFAS No. 123(R) using the modified prospective method, whereby compensation cost under SFAS No. 123(R) is recognized beginning January 1, 2006 and thereafter, with prior periods’ stock-based compensation for option still determined pursuant to APB No. 25, “Accounting for Stock Issued to Employees,” with pro forma disclosure provided as if SFAS No. 123 had been applied. The Company continues to use the Black-Scholes option valuation model to value stock options. Compensation expense is measured and recognized beginning in 2006 as follows:

Awards granted after December 31, 2005—Awards are measured at their fair value at the date of grant under the provisions of SFAS No. 123(R) with the resulting compensation cost recognized using straight-line method under FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option Awards Plans.” The amount of compensation expense to be recognized is adjusted for an estimated forfeiture rate, which is based on historical data.

Awards granted prior to December 31, 2005—For share-based awards granted prior to December 31, 2005, the unvested compensation cost at the effective date of adoption of SFAS No. 123(R) is computed based on the grant date fair values of those awards as determined previously under SFAS No. 123 for pro forma disclosure purposes.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

For all grants, the Company recognizes compensation cost using straight-line method.

Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, “Accounting for Stock-based Compensation,” the Company’s net loss and earnings per share would have been stated at the following pro forma amounts:

	2005	2004
Net loss as reported	$(19,749,547)	$(14,648,091)
Total (reversal of) stock-based employee compensation expense determined using APB Opinion No. 25, net of related tax effects, if any (see Note 18)	(82,068)	653,207
Total (reversal of) stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects, if any	644,837	(374,397)

Pro forma net loss	$(19,186,778)	$(14,369,281)

Basic and diluted earnings per common share as reported	$(1.49)	$(1.10)
Basic and diluted earnings per common share-pro forma	$(1.44)	$(1.08)

Equity and Debt Issuance Expenses

Direct costs incurred in connection with the issuance of debt securities are reported as deferred financing charges (included under “Other noncurrent assets” account in the consolidated balance sheets). Debt issuance costs are recognized as additional interest expense over the life of the debt instrument using the effective interest method. Upon redemption or conversion of the Exchangeable Notes, any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $10.5 million as of December 31, 2006 and 2005.

Contingencies

The Company is involved in various legal proceedings (see Note 25). The Company develops estimate of the probable costs for the assessment and resolution of these claims based upon an analysis of potential results. The evaluation of any potential liability under each of the cases is conducted on a gross basis, before consideration of any possible insurance claims or settlements. The Company currently does not believe these legal claims will have a material adverse effect on its financial position and results of operations. No provisions for contingencies were recognized in 2006, 2005 and 2004.

Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN No. 48), which clarifies the accounting and disclosure for uncertainty in income tax positions. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN 48 requires that we recognize in our consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently in the process of determining the impact of the adoption of this interpretation on its consolidated financial statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS No. 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 155 will have a material impact on its consolidated financial statements and disclosures.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). Unrealized gains and losses on instruments for which the Fair Value Option has been elected are reported in earnings at each subsequent reporting period. SFAS No. 159 will be effective on April 1, 2008. The Company is currently in the process of determining the impact of the adoption of this new standard on its consolidated financial statements.

3. Restatement

The consolidated statements of income of the Company for the period ended December 31, 2006 and 2005 have been restated to give effect to the following:

•	Reclassification of provision for inventory losses and inventory write-offs which were incorrectly presented as special charges to cost of sales.

•	Reclassification of loss on disposal of obsolete inventories which was incorrectly presented as other income (expense) to cost of sales.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The following is a summary of the impact of the foregoing restatements on the consolidated statements of income:

	As Previously Reported	Effect of Change in Presentation of Expenses	As Restated
Year ended December 31, 2006:
Gross profit	$4,139,995	$(451,603)	$3,688,392
Operating expenses	10,999,359	(355,139)	10,644,220
Loss from continuing operations	(6,859,364)	(96,464)	(6,955,828)
Other income (expenses)	(3,765,792)	96,464	(3,669,328)
Loss from continuing operations before income tax	(10,625,156)	—	(10,625,156)

Year ended December 31, 2005:
Gross loss	$(1,680,156)	$(589,547)	$(2,269,703)
Operating expenses	10,394,724	(589,547)	9,805,177
Loss from continuing operations	(12,074,880)	—	(12,074,880)
Loss from continuing operations before income tax	(14,753,098)	—	(14,753,098)

Also, the notes to the consolidated financial statements as of December 31, 2006 and 2005 have been updated to effect the following additional disclosures:

•

Inclusion of a more detailed discussion of the Company’s evaluation of contingencies under the gross basis consistent with the provisions of SFAS 5 and an explicit statement that our evaluation of contingencies is before consideration of any possible insurance claims.

•

As part of our evaluation, when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated, a provision is recorded. Otherwise, when the loss contingency is reasonably possible, the information is disclosed in the notes to the consolidated financial statements.

•	Disclosure in Note 25 that the assessment of any liability associated with the class action lawsuit is reasonably possible.

•

Disclosure of the number of potentially dilutive Exchangeable Notes and stock options in accordance with paragraph 40 of SFAS 128, “Earnings per Share”, which were excluded from the computation of earnings per share.

4.    Cash and Restricted Cash

The “Cash” account includes cash held in escrow amounting to $2.7 million and $0.3 million, as of December 31, 2006 and 2005, respectively. Such cash held in escrow with RZB-Austria, KBC- Philippines and PVB is available to the Company for withdrawal, subject to the following conditions:

•	There is sufficient Borrowing Base to cover the loan as shown on the table below:

Borrowing Base
RZB-Austria	90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables
KBC-Philippines	90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables
PVB	95% of the value of outstanding eligible receivables

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

•	RZB-Austria, KBC-Philippines and PVB, respectively, have conducted, to its satisfaction, a test of the adequacy of eligible receivables and balance of escrow bank account; and

•	There is no Event of Default.

As of December 31, 2006, cash held in escrow amounting to $0.1 million, included under “Restricted Cash” account in 2006 consolidated balance sheet, was restricted for withdrawal since the balance of the outstanding trade receivables assigned was not adequate to cover the outstanding loan payable to PVB. The outstanding loan as of December 31, 2006 with PVB amounting to $0.3 million was fully paid by the Company on January 5, 2007. As of December 31, 2005, cash held in escrow amounting $6,325, is not classified under “Restricted Cash” as it is not material (see Note 11).

5.    Trade and Other Receivables

Trade and other receivables consists of:

	2006	2005
Trade	$13,808,792	$14,077,523
Current portion of receivable from sale of land, building and land improvements—net of unearned interest (see note 10)	443,672	383,924
Current portion of receivables from employees	214,999	280,152
Current portion of receivable from Manila Electric Company (Meralco)—net of unearned interest (see Note 10)	54,636	24,231
Others	258,343	211,104
Allowance for doubtful accounts	(136,846)	(196,190)

	$14,643,596	$14,780,744

Movements in the allowance for doubtful accounts are as follows:

	2006	2005
Balance at beginning of year	$196,190	$221,410
Provision (reversal of allowance) for doubtful accounts	9,618	(25,220)
Write-offs during the year	(68,962)	—

Balance at end of year	$136,846	$196,190

Trade receivables from certain customers totaling $12.3 million and $12.7 million as of December 31, 2006 and 2005, respectively, are assigned to RZB-Austria, KBC-Philippines, and PVB (see Notes 1 and 11). The proceeds from the collection of these receivables will be remitted directly to the Company’s escrow bank accounts with RZB-Austria, KBC-Philippines and PVB. The Company may only withdraw such funds subject to the conditions discussed in Note 4 to the consolidated financial statements.

Receivables from employees pertain to cash and travel advances and car loan extended to employees. There are no advances to officers and executives, which are in violation of Section 402 (Enhanced Conflict of Interest Provisions—Prohibition on Personal Loans to Executives) of the Sarbanes-Oxley Act.

On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO Land, Inc. (ILO, an unrelated company) for the sale of (a) land and (b) related building and land improvements for

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

a total consideration of $0.4 million and $2.1 million, respectively. In accordance with the terms of the Contracts to Sell, the purchase consideration is collectible as follows:

	Land	Building and Land Improvements	Total
Due and payable upon execution of the Contract to Sell	$140,000	$860,000	$1,000,000
Payable in six (6) equal installments every six months	210,000	1,290,000	1,500,000

	$350,000	$2,150,000	$2,500,000

On January 28, 2005, the Company recognized the receivable from ILO amounting to $1,173,462, net of unearned interest income of $326,538. The receivable was discounted using an effective interest rate of 15%, determined based on 12% yield rate on 3-year Republic of the Philippines (ROP) bonds as quoted by the Philippine Bureau of Treasury (BTr) as of January 28, 2005, plus 3% risk premium. Accretion income recognized in 2005 and 2006 amounted to $151,227 and $116,076 respectively.

As a customer of Meralco, a utility distribution company, the Company is entitled a refund for some of its previous billings under Phase IV of Meralco’s refund scheme. Beginning 2005, the approval of Meralco’s amended refund scheme by the Philippine Energy Regulatory Commission indicate that the amount and timing of the receipt of the refund is certain.

Under the Meralco refund scheme, the refund may be received through postdated checks or as fixed monthly credit to bills with cash option. As at December 31, 2005, the Company recognized a receivable from Meralco amounting to $311,956, gross of unearned interest income of $85,047, resulting in a net receivable from Meralco of $226,909. The receivable was discounted using an effective interest rate of 12.38%, determined based on 9.38% yield rates on 5-year ROP bonds as quoted by the BTr as of December 31, 2005, plus 3% risk premium. On August 25, 2006, the Company recognized additional receivable from Meralco amounting to $111,716, gross of unearned interest income of $20,528 which resulted in a net receivable from Meralco of $91,188. The receivable was discounted using an effective interest rate of 10.96%, determined based on 7.96% yield rates on 5-year ROP bonds as quoted by the BTr as of August 25, 2006, plus 3% risk premium. Accretion income recognized in 2006 amounted to $33,432.

The current and noncurrent portions of the receivable from the sale of land, building and land improvements and the receivable from Meralco as of December 31, 2006 are as follows:

	Receivable from ILO Land		Receivable from Meralco
	2006	2005	2006	2005
Total receivable	$750,000	$1,250,000	$346,560	$311,956
Less discount	59,235	175,312	79,399	85,047

	690,765	1,074,688	267,161	226,909
Less current portion	443,672	383,924	54,636	24,231

Noncurrent portion (included under “Other noncurrent assets” account, see Note 10)	$247,093	$690,764	$212,525	$202,678

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

6.    Inventories

Inventories consist of:

	2006	2005
Finished goods	$35,087	$330,364
Work in-process	1,134,873	1,105,427
Materials, spare parts and supplies, net of allowance for inventory losses of $1.8 million and $2.1 million in 2006 and 2005, respectively	4,731,406	4,441,386

	$5,901,366	$5,877,177

Movements in allowance for inventory losses are as follows:

	2006	2005
Balance at beginning of year	$2,105,166	$1,134,277
Provision for inventory losses	355,139	970,889
Write-offs during the year	(559,662)	—
Disposal of obsolete inventories	(72,619)	—

Balance at end of year	$1,828,024	$2,105,166

The balance of trust receipts payable that pertains to purchases of inventories amounts to $39,998 as of December 31, 2006 and $3,549,606 as of December 31, 2005. The Company is accountable to the banks for the items entrusted or the proceeds generated from any sale of these inventories until such time that the amount financed by the banks is paid. The corresponding trust receipts payable to the banks are presented as current liabilities in the consolidated balance sheets and bear average annual interest rate of 8.54% in 2006 and 6.6% in 2005.

7.    Land Held for Sale

As of December 31, 2005, Pacsem Realty was in negotiation for the sale of a parcel of land it owns which is situated in Philtown Industrial Estate in Tanauan, Batangas, Philippines. The held for sale criteria under FASB Statement 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” had been met. On June 28, 2006, a Deed of Absolute Sale was entered into by Pacsem Realty and IGC Realty Inc. (IGC Realty, an unrelated company) for the sale of such parcel of land. The selling price for the sale of the parcel of land is PhP75,700,000 (equivalent to $1,425,881 as of December 31, 2005) which is payable immediately upon the execution of the contract. Accordingly, as of December 31, 2005, the carrying value of the parcel of land was adjusted to its fair value less cost to sell amounting to $1.3 million, which was determined based on the agreed selling price for the subsequent sale. The resulting $1.4 million impairment loss was recorded as part of “Special charges” account in the 2005 consolidated statement of income (see Note 14).

8.    Other Current Assets

Other current assets consist of:

	2006	2005
Deposits—net of allowance for probable losses of $19,100 in 2005	$370,688	$130,471
Tax credits—net of allowance for unrecoverable tax credits of $93,281 in 2006 and $9,761 in 2005	72,617	98,691
Prepayments and others	39,324	92,997

	$482,629	$322,159

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Deposits include advance payments to suppliers for the acquisition of raw materials.

Tax credits were issued by the BOC and may be used for payment of import duties due to the BOC.

9.    Property, Plant and Equipment

Property, plant and equipment consist of:

	2006	2005
Machinery, equipment and accessories	$128,628,459	$127,391,562
Leasehold improvements	5,947,500	5,748,074
Office furniture, fixtures and equipment	5,030,446	4,834,732
Transportation equipment	852,599	786,312

	140,459,004	138,760,680
Less accumulated depreciation	104,407,474	94,774,406

	36,051,530	43,986,274
Construction in-progress	47,941	36,792

	$36,099,471	$44,023,066

This account includes machinery and equipment and computer equipment acquired under capital lease arrangements. The related depreciation of the leased assets, amounting to $68,346 in 2006 and $142,182 in 2005, was computed on the basis of the Company’s depreciation policy for owned assets.

On February 27, 2004, the Company pledged certain machinery, equipment and accessories, covered by a Mortgage Trust Indenture with Rizal Commercial Banking Corporation—Trust and Investments Division as the trustee, in favor of KBC-Philippines, with an appraised value then of $2.1 million, in accordance with the Letter of Credit and Trust Receipt Facility Agreement (KBC Agreement) between the Company and KBC-Philippines. As of December 31, 2005, the balance of trust receipts payable to KBC-Philippines amounted to $3.3 million, which is included under the “Trust receipts payable” account in the 2005 consolidated balance sheet. As discussed in Note 1, KBC-Philippines has ceased operations effective April 30, 2006 and consequently, the KBC Agreement and all other related agreements shall be transferred to KBC-Hong Kong effective June 10, 2006, under terms, rights and obligations similar to those provided in the KBC Agreement. Such outstanding trust receipts payable have been fully paid by the Company as of December 31, 2006.

Office furniture, fixtures and equipment includes software costs with net carrying amount of $155,094 and $321,627 as of December 31, 2006 and 2005, respectively. Amortization of software costs included under “Depreciation expense” account amounted to $162,623, $236,216 and $240,642 in 2006, 2005 and 2004, respectively.

The total depreciation of property, plant and equipment amounted to $14.7 million, $18.1 million and $17.0 million in 2006, 2005 and 2004, respectively.

As discussed in Note 5, on January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15%. The book value of the Site 3

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impairment loss of $1.3 million in 2004 and is included under “Special charges account” in the 2004 consolidated statement of income (see Note 14).

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Using the expected cash flow approach as a measure of fair value, management estimated the fair value of those assets to be negative $0.2 million of December 31, 2005. This resulted in a write-down equal to the carrying amount of the assets amounting to $2.7 million, which was included under “Net loss from discontinued operations” line item in the 2005 consolidated statement of income (see Notes 14 and 19).

The Company’s recurring losses since 2001 triggered an annual impairment review in accordance with SFAS No. 144. Based on the review of the long-lived assets, the Company recognized an asset impairment losses amounting to $0.4 million in 2006 since the carrying value of the group of assets exceeds its fair value by the same amount. The determination of fair value was based on the expected cash flow approach as a measure of value. The cash flow was discounted using an effective interest rate of 7.719%, determined based on 4.719% yield rates on 4-year ROP bonds as quoted by the BTr as of December 31, 2006, plus 3% risk premium. Also in 2006, the Company recognized an additional impairment loss amounting to $1.5 million. This represents the net book value of certain machinery and equipment which the Company no longer uses in operations and, based on the Company’s assessment, has no expected future value. The total impairment loss recognized by the Company in 2006 amounted to $1.9 million and is included under “Special charges” account in the 2006 consolidated statement of income (see Note 14).

Certain of the Company’s customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company’s property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

10.     Other Noncurrent Assets

Other non-current assets consist of:

	2006	2005
Deposits—net of allowance for probable losses of $13,697 in 2005	$505,432	$376,351
Noncurrent portion of receivable from sale of land and building and land improvements—net (see Note 5)	247,093	690,764
Noncurrent portion of receivable from Meralco—net (see Note 5)	212,525	202,678
Deferred financing charges—net of accumulated amortization of $69,343 in 2006 and $50,931 in 2005	203,218	221,634
Deferred licensing fee—net of accumulated amortization of $20,000 in 2006 and $10,000 in 2005	80,000	90,000
Others	29,123	48,412

	$1,277,391	$1,629,839

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Deposits consist of:

	2006	2005
Advance payments to suppliers for the acquisition of certain machinery, equipment and accessories—net of allowance for probable losses of $13,697 in 2005	$257,968	$133,156
Security and utility deposits	239,931	225,661
Others	7,533	17,534

	$505,432	$376,351

The amortization expense relating to the deferred licensing fee amounted to $10,000 in 2006 and 2005. The amortization expense for each of the eight succeeding years amounts to $10,000.

11.    Loans Payable

This account consists of short-term liabilities to the following creditors:

	2006	2005
RZB-Austria	$9,700,000	$9,400,000
KBC-Philippines	524,743	2,000,000
PVB	300,000	—

	$10,524,743	$11,400,000

RZB-Austria

The outstanding liability to RZB-Austria amounted to $9.7 million and $9.4 million as of December 31, 2006 and 2005, respectively. The interest rates in 2006 and 2005 ranged from 7.455% to 8.025% and 6.2% to 8.3%, respectively.

Under the terms of the Credit Facility Agreement with RZB-Austria, PSi Technologies and PSi Laguna shall ensure the collection of certain eligible receivables (trade receivables from third parties denominated in U.S. dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies and PSi Laguna shall maintain a Borrowing Base to cover outstanding principal drawings under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 4 to the consolidated financial statements.

Under the terms of the Credit Facility Agreement, PSi Holdings and PSi Technologies are required to comply with certain financial ratios and covenants which shall be calculated based on the U.S. GAAP consolidated financial statements of PSi Holdings and parent company financial statements of PSi Technologies as of December 31, 2006 and 2005 and for the years then ended. As of December 31, 2005, PSi Holdings and PSi Technologies are not in compliance with the financial ratios. However, as discussed in Note 1 to the consolidated financial statements, RZB-Austria has extended the credit facility on April 4, 2006 until December 31, 2006 under terms and conditions similar to the Credit Facility Agreement. As of December 31, 2006, the Company has not complied with certain financial ratio requirements under

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

the short-term credit facility from RZB-Austria. However, the supplemental agreement, dated April 27, 2007, provided that RZB Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the Financial Covenants section in its entirety.

KBC-Philippines

The Company has a $3.0 million short-term credit facility with KBC-Philippines of which $0.5 million and $2.0 million was outstanding as of December 31, 2006 and 2005, respectively. The Company also has another $4.0 million letter of credit and trust receipt facility, of which $3.3 million was outstanding as of December 31, 2005. As of December 31, 2006, the trust receipts payable to KBC-Philippines was paid in full.

The short-term credit facility was secured by trade receivable from a customer (see Note 5). Under the terms of the short-term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable (trade receivables from a customer denominated in U.S. dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollars cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 4 to the consolidated financial statements.

As of December 31, 2005, the Company has not complied with certain financial ratio requirements under the short-term Credit Facility Agreement with KBC-Philippines. As discussed in Note 1 to the consolidated financial statements, the Company’s loan account with KBC-Philippines was assumed by KBC-Hong Kong starting June 10, 2006. The Agreement including Deed of Assignment of Receivables and other agreement remains in full force and effect after the transfer of the booking of the loan, but KBC-Hong Kong will assume all the rights and obligations of KBC-Philippines hereunder. As of December 31, 2006, the outstanding short-term loans amounted to $0.5 million. The outstanding short-term loans have been fully paid by the Company on January 5, 2007.

The interest rates ranged from 6.20% to 8.25% and 5.5% to 7.6% in 2006 and 2005, respectively.

PVB

The Company has a revolving promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with PVB. The facility was signed on July 13, 2006 and is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The outstanding loan as of December 31, 2006 with PVB amounting to $300,000 was fully paid by the Company on January 5, 2007.

The short-term credit facility was secured by trade receivable from a customer (see Note 5). Under the terms of the short-term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable under the Borrowing Base (equivalent to 95% of the value of outstanding eligible receivables) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall,

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the condition discussed in Note 4 to the consolidated financial statements.

As of December 31, 2006, the Company has not complied with the leverage ratio requirement under the short-term Credit Facility Agreement with PVB.

The interest rate was 8.12% in 2006.

12.    Trade and Other Payables

Trade and other payables consist of:

	2006	2005
Trade	$22,229,197	$18,014,441
Accrued expenses:
Employee salaries and benefits (see Note 17)	1,666,316	1,666,610
Professional fees	787,992	277,547
Rental	563,003	367,994
Withholding taxes	508,946	303,815
Utilities	270,407	281,085
Others	1,088,007	1,045,274

	$27,113,868	$21,956,766

Trade payables include liabilities to equipment suppliers amounting to $2.5 million in 2006 and $1.7 million in 2005.

Accrued employee salaries and benefits include accruals for compensated absences as well as accrued pension benefit costs.

13.    Exchangeable Notes

On July 3, 2003, the Company issued a $4.0 million exchangeable senior subordinated note (2003 Note) to Merrill Lynch, a major stockholder of the Company. On June 2, 2005, the Company issued another $7.0 million exchangeable senior subordinated note (2005 Note) to the same holder of the 2003 Note. The proceeds of the 2005 Note was used to partially finance capital expenditures related to the introduction of the Power QFN Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

The net carrying amount of the 2003 and 2005 Notes (collectively referred to as “the Exchangeable Notes”) as of December 31, 2006 and 2005 is as follows:

	2006	2005
Face value	$11,000,000	$11,000,000
Debt discount	(8,450,583)	(9,334,108)
Accrued interest on Exchangeable Notes converted to principal	1,992,089	784,208

	$4,541,506	$2,450,100

The debt discount represents the value of the beneficial conversion feature calculated in accordance with the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.”

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The terms and conditions of the 2003 and 2005 Notes are substantially similar in nature. Following are the significant terms of the Exchangeable Notes:

	2003 Note	2005 Note
Grant of Exchange Right	PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to PSi Holdings’ common stock (Common Stock) at a price per share of Common Stock initially equal to $1.47 (Exchangeable Note exercise price), provided however that:	PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to PSi Holdings’ common stock (Common Stock) at a price per share of Common Stock initially equal to $1.00 (Exchangeable Note exercise price), provided however that:

	i. If PSi Holdings’ EBITDA for the three-month period ending September 30, 2003 was less than $3.89 million, then the exercise price shall be reduced to $1.29 per share; and	i. If PSi Holdings’ EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90; and

ii.      If PSi Holdings’ EBITDA for the three-month period ending December 31, 2003 is less than $3.92 million, then the Exchangeable Note exercise price shall be reduced to (a) $1.15 if the Exchangeable Note exercise price was reduced pursuant to clause (i) above, and (b) $1.29, if the Exchangeable Note exercise price was not reduced pursuant to clause (i) above.

ii. If PSi Holdings’ EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to $0.80.

	The EBITDA for the three-month period ended September 30, 2003 and December 31, 2003 is less than $3.89 million and $3.92 million, respectively. As of December 31, 2003, the Exchangeable Note exercise price was reduced to $1.15 per share.	The EBITDA for the three-month period ended December 31, 2005 is less than $5.5 million. (Note: The EBITDA for the three-month period ended March 31, 2006 is less than $6.7 million). As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.80 per share.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

	2003 Note	2005 Note
	At any time after July 3, 2003, the Exchange Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Exchangeable Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.	At any time after June 2, 2005, the Exchange Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Exchangeable Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.

	PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.	PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.

Mandatory Issuance Rights	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to PSi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of Common Stock (Mandatory Issuance) at a price per share equal to the then par value of one share of Common Stock (Stock Issuance Price).	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to PSi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of Common Stock (Mandatory Issuance) at a price per share equal to the then par value of one share of Common Stock (Stock Issuance Price).

Redemption	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

	2003 Note	2005 Note
Interest	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restrictions in its senior credit facility or (b) PSi Holdings’ EBITDA for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, then PSi Technologies may, by notice to Merrill Lynch, elect to pay all or any portion of such interest at the rate aforesaid and shall no longer be considered to be interest due.	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restriction in its senior credit facility, (b) PSi Holdings’ EBITDA for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, or (c) PSi Technologies does not pay all or a portion of the interest due on the Note on an interest payment date in 2005, then the Company may, by notice to the Exchangeable Note holder, elect to pay all or any portion of such interest by adding it to the principal amount of the Exchangeable Note, whenever such amount shall bear interest at the rate aforesaid and shall no longer be considered to be interest due.

The exercise price of the 2005 and 2003 Exchangeable Notes was below the prevailing share price of PSi Holdings ADS as of the commitment dates of June 2, 2005 and July 3, 2003, respectively, of $1.66 and $2.08 per share, respectively.

The issuance of 2005 Note also triggered the anti-dilution adjustment. This resulted to a conversion reset of the 2003 Note from the lowest exercise price, which was already set at $1.15 (since the EBITDA target for the three months ended December 31, 2003 was not met) to $1.06. This resulted in an additional embedded beneficial conversion feature on the 2003 Note amounting to $606,282.

As of December 31, 2006 and 2005, the Exchangeable Notes have a carrying amount of $4.5 million (net of debt discount of $8.5 million) and $2.5 million (net of debt discount of $9.3 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 (for the 2003 Note) and June 1, 2009 (for the 2005 Note), any unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the 2005 Note) for 2003 Note as of December 31, 2005.

In 2006, 2005 and 2004, the Company recognized debt discount amortization of $0.9 million, $0.8 million and $0.7 million, respectively, and these are presented as part of “Interest and bank charges” account in the consolidated statements of income.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On June 30, 2006 and December 31, 2006, in accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of said dates amounting to $589,210 and $618,672, respectively, will not be settled through payment but was converted to principal amount of the Exchangeable Notes.

14.    Special Charges

	2006	2005	2004
	As restated-Note 3	As restated-Note 3
Impairment losses on property, plant and equipment (see Notes 7 and 9)	$1,884,289	$1,482,627	$1,263,132

Impairment losses on property and equipment, recognized by PSi-Chengdu for the year ended December 31, 2005 amounted to $2,739,037 which was included in the “Net loss from discontinued operations” line item in 2005 consolidated statement of income.

Inventory provision relating to inventory losses was reported as part of cost of sales.

15.    Income Tax

The components of the Company’s deferred tax assets are as follows:

	2006	2005
Deferred tax assets—current:
Allowance for inventory losses	$91,401	$83,945
Unrealized foreign exchange losses	4,738	—
Accrual for retirement benefits	2,514	11,090
Less valuation allowance	98,653	95,035

	$—	$—

Deferred tax assets—noncurrent:
NOLCO	$1,694,393	$2,960,231
Impairment losses	215,294	658,352
Depreciation recognized as a result from change in remaining useful life of certain machinery and equipment	87,792	124,860
Other comprehensive loss adjustment for retirement benefits	66,047	20,225
Accrual for retirement benefits	39,926	42,858
Stock compensation cost	20,603	2,941
Excess of rental under operating lease agreement computed on a straight-line basis over the amount based on lease agreements	15,415	11,261
MCIT	6,267	2,771
Unrealized foreign exchange losses	—	18,456

	2,145,737	3,841,955
Less valuation allowance	2,145,737	3,841,955

	$—	$—

Total deferred tax assets	$—	$—

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

There was no deferred tax liability recognized in 2006 and 2005.

NOLCO can be claimed as deduction from taxable income subject to tax at 35% as follows:

Year Incurred	Expiry Date	Amount
December 31, 2006	December 31, 2009	$207,499
December 31, 2005	December 31, 2008	4,296,419
December 31, 2004	December 31, 2007	337,206

		$4,841,124

The NOLCO can only be used to offset against any income from non-registered activities (see note 16) while MCIT can only be carried forward and credited against any normal income tax due for the three immediately succeeding taxable periods.

In May 2004, the area within the FTI Complex where the facilities of PSi Technologies are located was declared as an export zone. As part of its tax planning strategy, PSi Technologies registered as a PEZA enterprise. All of its operations, which was previously entitled to Income Tax Holiday (ITH) incentive or subjected to 32% (increased to 35% effective November 1, 2005, with the enactment of Philippine Republic Act No. 9337, which amended certain provisions of the Philippine Tax Code) income tax after expiration of the ITH incentive, shall be taxed at 5% of gross income in lieu of all taxes. Gross income, for purposes of computing the special tax due under Section 24, of the Implementing Rules and Regulations (IRR) of Philippine Republic Act No. 7916 refers to gross sales or gross revenues derived from business activity within the Economic Zone (ECOZONE), net of sales discounts, sales returns and allowances and minus costs of sales or direct costs but before any deduction is made for administrative expenses or incidental losses during a given taxable period. The allowable deductions from gross income are specifically enumerated in the IRR. ITH incentives availed of in 2006 amounted to Php 3.4 million or $65,842. PSi Technologies did not avail of any tax incentives in 2005 and 2004. Consequently, certain deferred tax benefits shall no longer be deductible items of PSi Technologies. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

Geographic sources of loss before income tax and minority interest are as follows:

	2006	2005	2004
Philippines	$10,625,156	$14,753,098	$11,953,063
Foreign	—	—	—

	$11,601,050	$14,753,098	$11,953,063

The Company’s revenues from continuing operations are generated from Philippine operations.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The reconciliation between the Company’s Philippine statutory income tax rate and effective income tax rates is as follows:

	2006	2005	2004
Statutory income tax rates	35%	33%	32%
Income tax effects of:
Revenues and expenses covered by PEZA registration	(29)	(12)	(11)
Foreign exchange adjustments	(16)	(14)	(10)
ITH incentives on registered activities	7	—	1
Write-off of NOLCO	—	—	(6)
Nontaxable losses from foreign operations	—	(8)	(5)
Losses from registered activities subject to ITH	—	1	—
Valuation allowance	5	1	2

Effective income tax rates	2%	1%	3%

Foreign exchange adjustments represent a nondeductible tax item for Philippine tax reporting purposes, which is a permanent difference on the U.S. GAAP book basis.

16.    Registrations with the Board of Investments (BOI) and Philippine Economic Zone Authority (PEZA)

PSi Technologies

•	PEZA Registration

On May 17, 2004, PSi Technologies was registered with PEZA under the Omnibus Investment Code of 1987 and RA No. 7916 for the manufacture of semiconductor devices for export and importation of raw materials, machinery and equipment, and other materials used in manufacture of semiconductor devices at the Food Terminal Incorporated—Special Economic Zone (FTI-SEZ).

As a PEZA registered entity, PSi Technologies is subject to a 5% tax on gross income less allowable deductions, as defined in RA No. 7916, as amended by RA No. 8748, in lieu of all national and local taxes, except real property tax on land leased by PSi Technologies in FTI-SEZ. The 5% tax on gross income shall be paid and remitted as follows:

(a)	Three percent (3%) to the National Government; and

(b)	Two percent (2%) to the treasurer’s office of the municipality or city where the enterprise is located.

Under the terms of its PEZA-registration new, expansion or additional projects under Supplemental Agreements with PEZA shall be entitled to all incentives granted to non-pioneer projects under R.A. No. 7916, as amended. The registered new and expansion projects are entitled to a four-year and three-year ITH, respectively. ITH incentives availed of in 2006 amounted to Php 3.4 million or $65,842 ($0.005 per share). PSi Technologies did not avail of any tax incentives in 2005 and 2004.

On October 27, 2004, the BOD of PEZA approved, through Resolution No. 04-359, the application of PSi Technologies for the registration of its new activity, particularly the manufacture of Powermite and Quad Flat No Leads (QFN) semiconductor products (New Activity). The New Activity shall be entitled to

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

incentives granted to non-pioneer projects under RA No. 7916, as amended, as indicated on the Supplemental Agreement between the Company and PEZA executed on June 9, 2005.

On September 12, 2006, the BOD of PEZA approved, through Resolution No. 06-425, the application of PSi Technologies for the registration of its Expansion Project, which involves the increase in the production capacity of its manufacture of power semiconductor devices, particularly TO247, TO 251/TO252. The Expansion Project shall be entitled to incentives granted to Expansion Projects under RA No. 7916, as amended, as indicated on the Supplemental Agreement between the Company and PEZA executed on October 12, 2006.

•	BOI Registration

PSi Technologies was registered with the BOI as (1) a new export producer of voltage regulator on a preferred non-pioneer status, and (2) service exporter in the field of testing semiconductor devices on a non-pioneer status. Under the terms of these registrations, PSi Technologies is entitled to ITH incentive for a period of four years until June 2003 as a new export producer of voltage regulator and until August 2003 as a service exporter in the field of testing semiconductor devices. Also, PSi Technologies is required to comply with certain conditions imposed by the BOI, principally relating to exportation of a certain percentage of its production output.

Due to the expiration of ITH incentives in 2003, PSi Technologies was subject to the higher of the Philippine regular corporate income tax of 32% on net taxable income or MCIT of 2% on gross income until May 2004.

The BOI registration of PSi Technologies is deemed cancelled upon its registration with PEZA.

PSi Laguna’s PEZA Registration

PSi Laguna is registered with the PEZA as a non-pioneer ECOZONE Export Enterprise for the manufacture, assembly and test of semiconductor devices (smart alphanumeric, rectifier devices and small signal transistor). The registration of PSi Laguna as a special ECOZONE Export Enterprise entitles PSi Laguna to, among others, the rights, privileges and incentives granted by the Omnibus Investments Code of 1987 and RA No. 7916.

Under the terms of the PEZA registration, PSi Laguna is entitled to ITH incentives as follows:

Devices	ITH Period
Triac devices	January 2005 – January 2009
Rectifier devices	July 2000 – July 2004
Small signal transistor	December 2000 – November 2004

As a PEZA-registered entity, PSi Laguna is subject to a 5% tax on gross income less allowable deductions, as defined in RA No. 7916, as amended by RA No. 8748, in lieu of all national and local taxes, except real property tax on land leased by the PSi Laguna in ECOZONE, similar to those provisions discussed in a previous paragraph.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

ITH incentives availed of in 2006, 2005 and 2004 amounted to $44,271 ($0.003 per share), $26,346 ($0.002 per share) and $12,400 ($0.001 per share), respectively. On January 27, 2005, PSi Laguna and PEZA signed a Supplemental Agreement in line with the application of PSi Laguna for the registration of its new activity, specifically, with respect to the manufacture of triac devices. Under the terms of the Supplemental Agreement, the Project shall be entitled to all incentives for non-pioneer projects under RA No. 7916. PSi Laguna started commercial operation of this Project on January 3, 2005.

17.	Pension Benefit Plan

The Company has a defined pension benefit plan covering all of its officers and full-time employees in the Philippines. Pension costs are charged to operations and are based on amounts computed by an independent actuary.

We adopted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of our defined benefit postretirement plans as of December 31, 2006.

The components of net periodic pension cost for the defined benefit plan are as follows:

	2006	2005	2004
Service cost of current year	$231,456	$94,998	$85,662
Interest cost on projected benefit obligation	180,251	80,550	63,618
Amortization of transition obligation	144	134	131
Amortization of actuarial loss (gain)	126,201	23,955	(7,025)
Expected return on plan assets	(2,893)	(14,831)	(8,379)
Loss on curtailment/settlement	—	211,613	—
Supplemental benefit payments from the Company	—	40,689	—

Total pension expense	$535,159	$437,108	$134,007

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

	2006	2005
Change in benefit obligation:
Benefit obligation, beginning of year	$1,722,034	$488,204
Actuarial adjustment	903,182	1,173,359
Service cost	231,456	94,998
Interest cost	180,251	80,550
Benefit paid from plan assets	(31,942)	(34,889)
Benefit payments from the Company	—	(23,085)
Curtailment and settlement	—	(130,315)
Translation adjustment	200,083	73,212

Benefit obligation, end of year	$3,205,064	$1,722,034

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

	2006	2005
Change in plan assets:
Fair value of plan assets, beginning of year	$39,859	$151,376
Actual return on plan assets	3,578	14,831
Curtailment and settlement	—	(96,179)
Benefits paid	—	(34,889)
Translation adjustment	3,461	4,720

Fair value of plan assets, end of year	$46,898	$39,859

Funded status	$(3,158,166)	$(1,682,176)
Unamortized transition obligation	2,845	2,767
Unrecognized net actuarial loss	2,052,391	1,146,382
Accumulated adjustment to pension liability	(2,055,236)	(483,861)

Accrued benefit cost	$(3,158,166)	$(1,016,888)

Accumulated benefit obligation	$(1,088,652)	$(1,056,747)

It is the Company’s policy to invest pension fund assets in fixed income debt securities. In determining the overall expected long-term rate-of-return on assets assumption, due consideration was given to the historical performance of plan investments. As of December 31, 2006 and 2005, the plan assets primarily consisted of investment in debt securities. The Company expects to contribute approximately $50,000 to its pension plan in 2007. The significant assumptions used in determining the actuarial present value of the projected benefits obligations are as follows:

	2006	2005	2004
Weighted average assumptions:
Discount rate	6.1%	10.1%	13.8%
Expected return on plan assets	8.0%	7.0%	6.3%
Rate of compensation increase	7.0%	7.0%	5.0%

The table below presents the expected compulsory pension benefits of the Company to be paid out of the fund for the next ten years:

Year	Amount
2007	$65,325
2008	114,764
2009	136,696
2010	160,394
2011	172,878
2012 to 2016	1,376,419

The amounts in accumulated other comprehensive loss to be recognized as components of net periodic cost in 2007 are as follows:

Amount
Actuarial loss	$247,412
Transition obligation	151

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The current and noncurrent portions of the accrued retirement benefit costs are as follows:

	2006	2005
Current portion (included under “Trade and other payables” account)	$65,325	$209,040
Noncurrent portion—includes pension liability adjustment of $1,571,375 in 2006 and $483,861 in 2005	3,092,841	807,848

	$3,158,166	$1,016,888

As of December 31, 2005, outstanding payable for curtailments amounted to $84,762 and is included in the “Trade and other payables” account in the 2005 consolidated balance sheet.

The measurement date of the Company’s December 31, 2006 actuarial valuation is December 31, 2006.

18.	Stock Option (SO) Plan

The BOD has approved the following stock option grants for certain directors, officers and employees:

Date of Grant	Exercise Price	Number of Options Granted	Vesting Period	Exercise Period
February 22, 2000	$13.30	627,100	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

June 16, 2000	13.30	10,000	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

February 24, 2004	3.25	121,000	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

July 15, 2005	3.00	500,000	3 years with a lock-up period of 2 years and can automatically vest upon a change in control in the Company	not applicable

On February 22, 2000, the Company’s stockholders approved the SO Plan. The shares which shall become the subject of the options under the SO Plan shall be the common shares of PSi Holdings. Under the SO Plan, the total number of shares of the Company that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at an exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award were granted on June 16, 2000 to include another officer. On February 24, 2004, 121,000 options were granted at an exercise price of $3.25 per share and with a fair value of $3.09 per option. On a calendar year basis, these options vest over five years from the date of grant and will expire three years from the vesting date. On July 15, 2005, the Company granted a one-time 500,000 options to its new chief operating officer, which will vest in three (3) years with a lock-up period of two (2) years, at an exercise price of $3.00 per share and with a fair value of $0.51 per option. Such stock option can automatically vest upon a change in control in PSi Holdings. Change in control is defined to include a merger or other business combination, sale of substantially all of the Company’s assets or sale of more than 50% of the Company’s common stock to the extent more than half of the Company’s publicly listed shares are sold in connection herewith.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On June 2, 2005, the Company amended the total number of shares of common stock that may be distributed under the plan to 1,241,162 common shares pursuant to resolution adopted on that date in connection with the hiring of our chief operating officer.

The SO Plan is being administered by a committee (the “Committee”) who established the exercise price at the time any SO is granted at such amount as the Committee determines, except that such exercise price shall not be less than 90% of the fair market value which is defined as the latest available price of the underlying shares of common stock on the day such SO is granted.

The vesting period shall in no event be beyond 10 years from the date of grant of such SO. Each SO granted shall be exercisable within 3 years from the time the right to such SO becomes vested, unless the necessary approval for such extension is first secured from the Philippine SEC.

The purchase price of the shares as to which a Stock Option is exercised shall be paid to the Company at the time of exercise in cash or by such other means as the Committee determines. Upon receipt by the Company of the purchase price, stock certificate(s) for the shares of Common Stock as to which a Stock Option is exercised shall be delivered to the person in whose name the Stock Option is outstanding, in such manner as such person or such person’s estate or beneficiaries, as the case may be, may direct and is agreed to by the Committee. As soon as practicable after receipt of full payment, the Company shall deliver to the grantee one or more certificates for the shares of Common Stock so purchased, which certificates may bear such legends as the Company may deem appropriate concerning restrictions on the disposition of the shares in accordance with applicable securities laws, rules and regulations or otherwise deem appropriate concerning restrictions on the disposition of the shares in accordance with applicable securities laws, rules and regulations or otherwise.

Shares of common stock distributed under the SO Plan may be treasury shares or authorized but unissued shares. If any SO granted under the SO Plan expires or terminates, the underlying shares of common stock may again be made the subject of grants under the SO Plan.

The Company adopted SFAS 123(R) beginning January 1, 2006. Prior to adoption of SFAS 123(R), the Company applied the APB Opinion No. 25 and related interpretations in accounting for its SO plans.

The following table presents stock-based compensation expense included in the consolidated statements of income:

Year	Amount
2006	$159,013
2005	(82,068)
2004	653,207

The Company recognized a reversal of stock compensation expense amounting to $82,068 in 2005 because of forfeitures. The compensation costs are included under “General and administrative” account in the consolidated statements of income.

In order to calculate the fair value of stock options at the date of grant, the Company used the Black-Scholes option pricing model. Expected volatilities are based on historical performance of the Company’s stock except for expected volatility of 2000 grants which was based on the stock volatility of a comparable listed company as the Company’s stock was listed only in March 2000. The expected term of the options is based

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

on evaluations of the vesting and contractual terms, and employee demographics. The risk-free interest rate for periods within the expected life of the option is based on the US Treasury bond rates plus the country spread (2%) for the Philippines. The following assumptions were used to calculate weighted average fair values of the options granted:

	2005	2004
Expected Volatility	0.78%	1.07%
Risk free interest rate at date of grant	3.1%	4.0%
Dividend yield	0%	0%
Expected term	4 years	4 to 8 years

The following is a summary of option activity under the Plan as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	987,513	$7.34
Granted	—	—
Exercised	—	—
Forfeited or expired	(16,000)	$3.25

Outstanding at December 31, 2006	971,513	$7.41	2.01	$1,261,686

Expected to vest at December 31, 2006	557,000	$3.03	2.76	$28,500

Exercisable at December 31, 2006	565,860	$12.87	1.17	$1,474,582

The weighted-average grants date fair value of options granted during the years 2005 and 2004 was $0.79 and $3.25, respectively.

There were no options exercised in 2006, 2005 and 2004. The total fair value of shares vested was $0.16 million and $0.37 million in 2006 and 2004, respectively. In 2005, there was a reversal of stock-based employee compensation expense determined under fair value amounting to $0.64 million because of forfeitures.

19.    Discontinued Operations

On April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of July 13, 2007, PSi Chengdu is in the process of completing the requirements for liquidation and dissolution. In connection with the closure of our PSi Chengdu, the Company recorded $0.3 million in severance and other exit costs.

A summary of the results from discontinued operations for the year ended December 31, 2006 is as follows:

	For the Year Ended December 31
	2006	2005	2004
Net sales	$2,354,739	$7,473,187	1,049,972
Gross profit (loss)	129,030	(202,137)	(1,268,624)
Operating loss from discontinued operations	(861,551)	(4,854,268)	(2,343,165)
Other income (expense)	76,690	(21,693)	(13,808)
Net loss from discontinued operations	(784,861)	(4,875,961)	(2,356,973)

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

20.	Related Party Transactions

In 2003 and 2005, PSi Technologies issued a $4.0 million and $7.0 million exchangeable senior subordinated note payable to Merrill Lynch, a major stockholder of the Company, due in 2008 and 2009, respectively (see Note 13).

21.	Operating Lease Commitments

The Company leases certain of its office spaces and warehouse until 2020 and land until 2008. The leases are renewable at the end of the respective lease terms under such terms and conditions the parties may mutually agree upon.

The following is a schedule of future annual minimum rental payments [converted at (Peso)49.03 for Philippine Pesos to $1, the prevailing exchange rate as of December 31, 2006] as of December 31, 2006:

Year	Amount
2007	$917,035
2008	643,445
2009	568,255
2010	598,698
2011	630,867
After 2011	5,690,632

$9,048,932

Rent expense amounted to $1,017,864, $1,077,460 and $1,147,979, for the years ended December 31, 2006, 2005 and 2004, respectively.

22.	Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and standard discounting methodologies. However, considerable judgment was required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or group of counterparties. The credit worthiness of counterparties is continually reviewed, and full performance is anticipated.

The methods and assumptions used to estimate the fair value of significant classes of financial instruments are as follows:

Cash, Restricted Cash, Trade and Other Receivables and Trade and Other Payables

The carrying amount approximates fair value because of the short maturity of the instruments.

Short-term Borrowings (Loans Payable and Trust Receipts Payable)

Short-term borrowings bear interest at variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of the fair value.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Exchangeable Notes

The fair value of the Exchangeable Notes of $11.5 million is based on the present value of future cash flows discounted using 8.38%.

23.    Reporting Segment

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company is primarily engaged in one industry segment, semiconductor assembly and test services. Revenues summarized by geographic region (by customer domicile), are as follows:

	2006	2005	2004
Asia	2.94%	5.08%	7.65%
United States	22.42%	25.24%	30.67%
Europe	74.64%	69.68%	61.68%

	100.0%	100.0%	100.0%

The Company’s top five customers, as a percentage of its total revenues (including revenues generated from discontinued operations), are as follows:

Year	Percentage to Total Revenue
2006
Infineon Technologies, Inc.	47.70%
ST Microelectronics	17.77%
Semiconductor Components Industries, Ltd.	13.78%
Philips Semiconductors	8.14%
Power Integration, Inc.	3.62%
2005
Infineon Technologies, Inc.	34.51%
Philips Semiconductors	17.34%
ST Microelectronics	16.18%
Semiconductor Components Industries, Ltd.	13.56%
Texas Instruments, Inc.	5.00%
2004
Infineon Technologies, Inc.	30.2%
ST Microelectronics	17.5%
Semiconductor Components Industries, Ltd.	13.7%
Philips Components Philippines, Inc.	10.5%
Texas Instruments, Inc.	9.0%

As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations and financial position.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

24.    Computation of Loss Per Share (Restated)

	2006	2005	2004
Net loss	$(11,601,050)	$(19,749,547)	$(14,648,091)
Adjusted weighted average number of common shares issued and outstanding during the year	13,289,525	13,289,525	13,289,525

Loss per share	$(0.87)	$(1.49)	$(1.10)

The following table summarizes the potential shares of common stock that were excluded from diluted EPS, because the effect of including these potential shares was anti-dilutive:

	2006	2005	2004
Stock options	565,860	472,347	348,210
$4.0 million exchangeable senior subordinated note (2003 Note)	4,545,779	4,123,156	3,478,261
$7.0 million exchangeable senior subordinated note (2005 Note)	10,210,815	9,261,510	-
Total potentially dilutive shares	15,322,454	13,857,013	3,826,471

25.    Contingencies (Restated)

a.	In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court of Southern District of New York naming as defendants, in aggregate, PSi Holdings, certain of its current or former officers and directors, and certain underwriters to its Initial Public Offereing (IPO). Similar complaints have been filed against over 300 other issuers that have had IPOs since 1998 and all such actions have been included in a single coordinated proceeding. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commission from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate price of the Company’s stock. An amended complaint was filed on April 19, 2002. The Company and its officers and directors identified were named in the suits pursuant to Section 11 of the US Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint seeks unspecified damages, attorney and expert fees and other unspecified litigation costs.

On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. On February 19, 2003, the court ruled on the motions. The court granted the Company’s motion to dismiss the claims against it under Rule 10b-5, due to insufficiency of the allegations against the Company. The court also granted the motion of the individual defendants to dismiss the claims against them under Section 10b-5 and Section 20 of the Exchange Act. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including the Company.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

In June 2003, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. On or about July 22, 2003, a committee of the Company’s BOD conditionally approved the proposed partial settlement. The settlement would provide, among other things, a release of the Company and of individual defendants for the conduct alleged to be wrongful in the amended complaint. The Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurance carriers.

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004 and the underwriter defendants formally objected to the settlement. The plaintiff and issuer defendants separately filed replies to the underwriter defendants’ objections to the settlement on August 4, 2004. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement cases. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the court reserved decision. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) issued an opinion vacating the District Court’s certification of a litigation class in that portion of the case between the Plaintiffs and the underwriter’s defendants. Because the Second Circuit’s opinion was directed to the class certified by the District Court for the Plaintiffs’ litigation against the underwriter defendants, the opinion’s effect on the class certified by the District Court for the Company’s settlement is unclear. On January 5, 2007, Plaintiffs filed a petition for rehearing en banc by the Second Circuit.

As of December 31, 2006, management has assessed that the liability associated with this class action lawsuit is reasonably possible and therefore has made a disclosure on the matter, consistent with the provisions of SFAS 5. Due to inherent uncertainties of litigation and because the settlement approval process is still at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the matter.

On April 6, 2007, the Second Circuit denied plaintiffs petition for a rehearing. In the light of the Second Circuit opinion, we have informed the District Court that this settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit’s mandate.

b.

On November 19, 2003, PSi Technologies filed an injunction complaint against Meralco to enjoin it from disconnecting its supply of electric service on account of a billing differential in the amount of PhP 21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of PhP 2.0 million. Meralco insisted on full payment, hence the filing of the complaint. The Company does not believe that the ultimate

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of July 13, 2007, the case is pending pre-trial after referral of the case for mediation proved fruitless.

26.    Subsequent Events

a.	PSi Chengdu was able to obtain clearances from State Tax Department and Chengdu Local Tax Department on January 24, 2007 and April 5, 2007, respectively. PSi Chengdu did not receive any tax assessments from State Tax Department and Chengdu Local Tax Department. As of July 13, 2007, PSI-Chengdu is still in the process of completing the requirements of its dissolution/liquidation.

b.	As discussed in Note 1 to the consolidated financial statements, under the Second Supplemental Agreement dated April 27, 2007, the RZB-Austria credit facility was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the Financial Covenants section in its entirety.

c.	On June 12, 2007, ILO and PSi Laguna and Pacsem Realty agreed to fully settle the fifth and sixth installments regarding the sale of land and factory building due on July 31, 2007 and January 31, 2008, respectively. The settlement was at a 6% discount in exchange for outstanding due of $500,000, gross of unearned interest.

27.    Other Matters

a.	Shipping and handling costs incurred in 2006, 2005 and 2004 amounted to $205,758, $986,382 and $804,110, respectively.

b.	Advertising expense incurred in 2006, 2005 and 2004 amounted to $16,114, $21,067 and $18,978, respectively.

c.	As of December 31, 2006, the Company has outstanding letters of credit amounting to $482,736.

d.	As of December 31, 2006, the Company has unused facility with RZB, KBC and PVB which includes credit and trust receipt facility amounting to $300,000, $0 and $2,177,265, respectively.

28.    Changes in Presentation of Comparative Consolidated Financial Statements

The Company reclassified certain accounts in 2004 and 2005 consolidated financial statements to conform with our 2006 consolidated financial statements presentation. The Company restated the historical results to reflect the closure of PSI China operations as a discontinued operation. Also, the Company separately presented the provision for doubtful accounts in 2006 and reclassified the historical data accordingly.

Exhibit 12.1

CEO SECTION 302 CERTIFICATION

I, Arthur J. Young, Jr., certify that:

1. I have reviewed this Annual Report on Form 20-F/A of PSi Technologies Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

February 27, 2008

By:	/S/ ARTHUR J. YOUNG, JR.
Name:	Arthur J. Young, Jr.
Title:	Chief Executive Officer

Exhibit 12.2

CFO SECTION 302 CERTIFICATION

I, Hilarion V. Cajucom, Jr., certify that:

1. I have reviewed this Annual Report on Form 20-F/A of PSi Technologies Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

February 27, 2008

By:	/S/ HILARION V. CAJUCOM, JR.
Name:	Hilarion V. Cajucom, Jr.
Title:	Chief Financial Officer

Exhibit 13

CERTIFICATION PURSUANT TO

SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of PSi Technologies Holdings, Inc. (the “Company”), does hereby certify to such officer’s knowledge that:

The Annual Report on Form 20-F/A for the year ended December 31, 2006 (the “Form 20-F/A”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2008

By:	/S/ ARTHUR J. YOUNG, JR.
Name:	Arthur J. Young, Jr.
Title:	Chief Executive Officer

By:	/S/ HILARION V. CAJUCOM, JR.
Name:	Hilarion V. Cajucom, Jr.
Title:	Chief Financial Officer